Form 10-K, Exhibit 13
period 1995-12-31
SILICONIX INC
filed 1996-03-28
CIK 90283

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA


-------------------------------------------------------------------
Siliconix incorporated
(In thousands, except per
share and employment data)                                     1995            1994            1993            1992           1991
-------------------------------------------------------------------     -----------     -----------     -----------    -----------
Net sales                                                 $ 250,291       $ 196,453       $ 170,282       $ 156,197      $ 140,223

Operating income (loss)                                      28,839          14,148           9,283           8,245         (1,069)

Income (loss) before extraordinary
  gain and cumulative effect of
    accounting change                                        24,221          10,623           6,359           4,612         (4,399)

Extraordinary gain                                                -               -             863               -          2,155

Cumulative effect of accounting change                            -               -               -               -          2,382

Net income                                                $  24,221       $  10,623       $   7,222       $   4,612      $     138
                                                         -----------     -----------     -----------     -----------    -----------


Per share data:
  Income (loss) before extraordinary
    gains and cumulative effect of
    accounting change                                     $    2.43       $    1.07       $    0.64       $    0.46      $   (0.44)

  Extraordinary gains                                             -               -            0.09               -           0.21

  Cumulative effect of accounting change                          -               -               -               -           0.24

  Net income                                              $    2.43       $    1.07       $    0.73       $    0.46      $    0.01
                                                         -----------     -----------     -----------     -----------    -----------
Shares used to compute net income
  per share                                                   9,960           9,960           9,960           9,972          9,998

Total assets                                              $ 207,962       $ 155,035       $ 130,256       $ 115,675      $ 112,812

Capital expenditures                                      $  28,196       $  25,030       $  18,454       $  12,945      $   6,930

Total long-term debt, including related party             $  40,652       $  40,834       $  41,523       $  46,090      $  46,107

Year-end worldwide employment                                 1,269           1,172           1,211           1,202          1,247
                                                         -----------     -----------     -----------     -----------    -----------

AN EXTRAORDINARY GAIN WAS RECOGNIZED IN 1993 AS A RESULT OF THE REPURCHASE OF GUARANTEED FLOATING RATE SUBORDINATED NOTES. EXTRAORDINARY GAINS WERE RECOGNIZED IN 1991 AS A RESULT OF THE REPURCHASE OF GUARANTEED FLOATING RATE SUBORDINATED NOTES, SETTLEMENT OF DISPUTED CLAIMS, AND A DISCOUNT ON AN EARLY REPAYMENT OF A NOTE PAYABLE.

IN 1991, THE COMPANY CHANGED ITS ACCOUNTING POLICY TO INCLUDE IN INVENTORY CERTAIN PRODUCTION-RELATED ENGINEERING COSTS PREVIOUSLY CHARGED TO ENGINEERING AND DEVELOPMENT EXPENSE AND RECORDED A CUMULATIVE EFFECT ON PRIOR YEARS.

QUARTERLY FINANCIAL DATA


---------------------------------------------------------------------------------
Unaudited
(In thousands,
except per share data)                                1995                                               1994
---------------------------------------------------------------------------------   -----------------------------------------------


                                  Fourth        Third       Second        First       Fourth        Third       Second       First
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------  ----------
Net sales                       $ 71,802     $ 66,015     $ 61,125     $ 51,349     $ 50,632     $ 51,626     $ 51,725    $ 42,470

Gross profit                      29,668       26,333       22,909       19,276       19,657       18,782       18,945      17,292

Net income                      $  9,841     $  7,304     $  4,542     $  2,534     $  3,268     $  2,879     $  2,849    $  1,627

Earnings per share:
  Net income                    $   0.99     $   0.73     $   0.46     $   0.25     $   0.33     $   0.29     $   0.29    $   0.16
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------  ----------

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  Siliconix designs, markets, and manufactures power and analog semiconductor products. The company focuses on technologies and products for the computer, data storage, communications, and automotive markets.
  REVENUES AND EARNINGS Fiscal 1995 results represent the sixth consecutive year of record revenues and the second consecutive year of record earnings for Siliconix. Net sales in fiscal 1995 of $250.3 million increased 27% from fiscal 1994 and 47% from fiscal 1993. In fiscal 1995, net income was $24.2 million versus $10.6 million in fiscal 1994 and $7.2 million in fiscal 1993. Fiscal 1995 net income increased 128% versus fiscal 1994 and 235% versus fiscal 1993. Return on average shareholders' equity jumped to 31% in fiscal 1995 as compared to 18% in fiscal 1994 and 14% in fiscal 1993.
  Revenue growth was driven by strong demand across all product lines and regions. Power MOSFET and power IC products grew by over 37% and represented 70% of total revenues for fiscal 1995. In fiscal 1994 and 1993, these products represented 65% and 59% of total revenues, respectively. The remaining 30% of fiscal 1995 revenue is comprised of analog switches and low power discrete devices. Siliconix is the leader in power MOSFET discrete products and continues to set the performance standard for the industry in low-voltage surface-mount power devices. Power MOSFET products in LITTLE FOOT-Registered Trademark- and LITE FOOT-Registered Trademark- packages are used in portable computers, cellular phones, automotive anti-lock braking (ABS) and airbag systems, and other high growth applications. The Company continues to expand the breadth of this product line and its manufacturing capacity to produce significantly larger quantities of both its LITTLE FOOT and LITE FOOT packages. The Company's proprietary Trench technology is the most advanced power MOSFET technology in the industry. Demand is very strong for the Company's power MOSFETS made with this technology and the number of product offerings based on this technology continues to grow. In the power IC product line, the Company continues to experience strong demand and design wins for applications such as dc-to-dc conversion and motor control. The other older product lines also grew but at a more modest 9% in fiscal 1995.
  Siliconix operates in all major geographic regions of the semiconductor industry. Sales outside of North America in fiscal 1995 accounted for 63% of total revenues versus 59% in fiscal 1994 and 54% in fiscal 1993. Japan was the fastest growing region with a 65% increase fueled by products used in the telecommunications and computing markets. Japan grew to 13% of total revenues compared to 10% in 1994 and 6% in 1993. Europe and Southeast Asia followed with 32% and 29% annual growth, respectively, for fiscal 1995 as compared to 1994. Each of these regions represent approximately 25% of worldwide sales for fiscal 1995, 1994, and 1993. Domestic revenues grew 15% over 1994 and represent 37% of total revenues for fiscal 1995 as compared to 41% and 46% for fiscal 1994 and 1993, respectively, reflecting a shift to overseas markets during the past three years.
  GROSS PROFIT Gross profit as a percentage of net sales was 39% in fiscal 1995, 38% in fiscal 1994, and 36% in fiscal 1993. Margin improvement was driven by economies of scale in manufacturing operations, improved yields in the 6-inch wafer fab, transfer of assembly and test operations to Asia, and favorable pricing due to robust market demand for power MOSFET products. By the end of fiscal 1995, Siliconix had increased the capacity of its 6-inch wafer fab by over 50% compared to the end of fiscal 1994 and plans to continue manufacturing expansion in Santa Clara, China, Taiwan, and India. In fiscal 1995, the Company finalized plans to transfer its 4 -inch fab production from Santa Clara to a third party foundry in Asia. Royalty expense as a percentage of sales declined slightly due to a shift to newer proprietary technologies and processes, and this trend is expected to continue into 1996.
  RESEARCH AND DEVELOPMENT, SM & A, AND OTHER Research and development investment increased 21% in fiscal 1995 to $19.1 million versus $15.8 million in fiscal 1994 and $13.4 million in fiscal 1993. Siliconix has continued to invest in power MOSFET and power IC technology and product development. Fiscal 1994 investment grew 18% versus fiscal 1993. This growing investment has resulted in the most advanced power MOSFET technology in the industry which is anticipated to fuel future growth.
  Selling, marketing, and administration increased 12% to $50.3 million. As a percentage of net sales, these were 20% in fiscal 1995 versus 23% in fiscal 1994 and 22% in fiscal 1993. Economies of scale and cost controls have resulted in the declining percentage.
  Interest expense increased by 28% from fiscal 1994 and 42% from fiscal 1993 as a result of increased interest rates over the past two years.
  The components of other (income)/expense include interest income, gain/loss on sale of fixed assets, bank charges, and other (income)/expense which are outside the normal scope of operations. The most significant change in the components of other (income)/expense for fiscal 1995 occurred in interest income. Interest income increased to $0.9 million in fiscal 1995 as compared to $0.2 million in fiscal 1994. This increase in interest income can be attributed to higher cash balances which the Company maintains directly and also due to cash which the Company pools with an affiliate, for investment purposes, to obtain a higher rate

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

of return. In 1993, the major components included $0.9 million of proceeds from a favorable settlement of a lawsuit offset by a $0.7 million writedown of the Company's Swansea, Wales manufacturing facility which was later sold in the first quarter of 1994. Interest income for 1993 was minimal.
  INCOME TAX Income tax expense for fiscal 1995 increased $1.4 million over
fiscal 1994 and $2.0 million over fiscal 1993    as a result of reductions in
available net operating loss carryforwards and increased earnings before taxes.
  During 1995, management reduced the valuation allowance on deferred income tax assets to realize a $2 million net deferred income tax asset. This decision to recognize a net deferred income tax asset was based on management's belief that, it is more likely than not, the Company will realize benefit from a portion of its deferred income taxes. The primary positive factors assessed by management in reaching its conclusion about the Company's net deferred income tax asset include:
    Positive net earnings and continued increases in gross profits for the past three years.
    A 41% increase in backlog from the previous year.
    A 27% growth in sales in 1995 and 15% growth in sales in 1994.
  The expectation for the future is that, even with the extremely volatile environment in which the Company competes, operating income of the Company will more than likely be sufficient to realize a portion of the deferred income tax asset; however, due to certain factors beyond management's control, there can be
no assurance that sufficient taxable income will be generated in each     of
the Company's taxing jurisdictions to realize recorded tax benefits. In addition, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. The primary negative factors assessed by management in reaching its conclusion about the Company's ability to realize the net deferred income tax asset are discussed in the section titled "Certain Factors."
  OTHER AREAS The impact of inflation on the Company's business during the past three years was not significant.
  In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." SFAS No. 121 will be effective for fiscal years beginning after December 15, 1995, and requires long-lived assets to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will adopt SFAS No. 121 in fiscal 1996 and does not expect its provisions to have a material effect on the Company's consolidated results of operations in the year of adoption.

FINANCIAL CONDITION

  Cash and equivalents and short-term investment with affiliate were $27.7 million at the end of 1995 as compared to $10.7 million for 1994, an increase of 158% due to cash provided by operating activities of $48.7 million significantly exceeding cash used in investing and financing activities, excluding the short-term investment with affiliate. Beginning in the third quarter of 1995, the Company began to participate in the cash concentration system established by Daimler-Benz North America (DBNA), an affiliated company, whereby excess cash is pooled and invested on a short term basis with Daimler-Benz Capital Incorporated, an affiliate of DBNA, to obtain a higher rate of return. This event resulted in a short-term investment on the balance sheet of $17.2 million.
  Accounts receivable increased 35% or $10.7 million over 1994 primarily due to the overall increase in sales for 1995 as well as to an increase in international sales which typically allow for longer payment terms than domestic sales.
  Inventories decreased 14% over 1994 due to the higher sales volume and certain capacity constraints experienced during fiscal 1995.
  Capital expenditures were $28.2 million in 1995 and $25.0 million in 1994. These related mostly to additions for plant capacity expansion, new technology, and regulatory compliance. Capital spending in 1996, funded from cash provided by operating activities, is expected to exceed the 1995 level.
  Current liabilities increased $28.7 million or 59% over fiscal 1994 mainly due to increases in accounts payable of $9.1 million for capital equipment received before the close of the fiscal year, increases in accrued liabilities of $12.1 million due mainly to increases in commissions which are a function of increased sales and to increases in employee related accruals for profit sharing, which is a function of increased net income.
  Although the Company has available cash and equivalents and short-term investment with affiliate of $27.7 million at the end of fiscal 1995, cash and short-term investment with affiliate will decrease in the first quarter of 1996 to fund capital expenditures, royalty payments, commissions, yearly management and employee bonuses, the 401(k) Company match, and profit sharing contributions. Management expects 1996 cash flows from operations to be sufficient to fund investments in capital expenditures and research and development.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



CERTAIN FACTORS

  The Company has in the past and may in the future make forward looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those predicted. Such risks and uncertainties include, but are not limited to, the following:
  TECHNOLOGICAL CHANGE AND COMPETITION The markets for the Company's products are characterized by rapidly changing technology, frequent new product introductions, and declining average selling prices over product life cycles. The Company's future success is highly dependent upon the timely completion and introduction of new products at competitive prices and performance levels, and upon having them selected for design into products of leading manufacturers. In addition, the Company must respond to competitors in the Company's markets. If the Company is not able to make timely introduction of new products or to respond effectively to competition, its business and operating results could be adversely affected.
  VARIABLE DEMAND The semiconductor industry has historically been highly cyclical and has been subject to significant downturns at various times that have been characterized by diminished product demand. Reduced demand for the Company's products could have an adverse effect on the Company's business and operating results.
  AVAILABILITY OF RAW MATERIALS The semiconductor industry has been increasing its manufacturing capacity over the past several years and is expected to continue to do so in the future. The Company anticipates that this environment may make it difficult for semiconductor companies generally to ensure the required supply of silicon wafers from time to time. The Company's results of operations could be adversely affected if its wafer suppliers are unwilling or unable to supply a timely and sufficient supply of product to the Company.
  INTELLECTUAL PROPERTY MATTERS The semiconductor industry is characterized by litigation regarding patent and other intellectual property rights. The Company has on occasion been notified that it may be infringing patent and other intellectual property rights of others. In addition, customers purchasing components from the Company have rights to indemnification under certain circumstances if such components violate the intellectual property rights of others. Although licenses are generally offered in such situations, and the Company has successfully resolved these situations in the past, there can be no assurance that the Company will not be subject to future litigation alleging intellectual property rights infringement, or that the Company will be able to obtain licenses on acceptable terms. An unfavorable outcome regarding one of these matters could have an adverse effect on the Company's business and operating results.
  POLITICAL AND ECONOMIC CONSIDERATIONS In recent years, a large and increasing portion of the Company's net sales, operating profits, manufacturing production, and growth have come from its international operations. As a result, the Company's business activities and its results could be significantly affected by the policies of foreign governments and prevailing political, social, and economic conditions.

CONSOLIDATED FINANCIAL STATEMENTS


OPERATIONS
-----------------------------------------------------
Siliconix incorporated
Years ended December 31
(In thousands, except per share data)           1995         1994        1993
-----------------------------------------------------   ---------   ---------
Net sales                                  $ 250,291    $ 196,453   $ 170,282
Cost of sales                                152,105      121,777     109,580
                                           ---------    ---------   ---------

Gross profit                                  98,186       74,676      60,702
                                           ---------    ---------   ---------

Operating expenses:
  Research and development                    19,067       15,777      13,366
  Selling, marketing, and administration      50,280       44,751      37,421
  Restructuring                                    -            -         632
                                           ---------    ---------   ---------

Operating income                              28,839       14,148       9,283
Interest expense                               2,572        2,008       1,807
Other (income) expense, net                    (267)          617         825
                                           ---------    ---------   ---------

Income before income taxes and
  extraordinary gain                          26,534       11,523       6,651
Income taxes                                   2,313          900         292
                                           ---------    ---------   ---------

Income before extraordinary gain              24,221       10,623       6,359
Extraordinary gain                                 -            -         863
                                           ---------    ---------   ---------

Net income                                 $  24,221     $ 10,623     $ 7,222
                                           ---------    ---------   ---------

Earnings per share:
  Income before extraordinary gain            $ 2.43       $ 1.07      $ 0.64

  Extraordinary gain                               -            -        0.09
                                           ---------    ---------   ---------

Net income                                    $ 2.43       $ 1.07      $ 0.73
                                           ---------    ---------   ---------

Shares used to compute earnings per share      9,960        9,960       9,960
                                           ---------    ---------   ---------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED FINANCIAL STATEMENTS

SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------------
                                                                          Additional     Retained     Accumulated          Total
Three years ended December 31, 1995                Common Stock at Par      Paid-in-      Earnings     Translation  Shareholders'
(In thousands)                                     Shares      Amount        Capital     (Deficit)    Adjustments         Equity
---------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1992                       9,960       $ 100       $ 58,755    $ (10,508)        $ (846)      $ 47,501
Net income                                              -           -              -        7,222              -          7,222
Proceeds from restricted
  common stock                                          -           -            258            -              -            258
Currency translation adjustments                        -           -              -            -           (250)          (250)
                                                  -------     -------      ---------     ---------      ---------      ---------

Balances at December 31, 1993                       9,960         100         59,013       (3,286)        (1,096)        54,731
Net income                                              -           -              -       10,623              -         10,623
Proceeds from restricted
  common stock                                          -           -            180            -              -            180
Currency translation adjustments                        -           -              -            -            348            348
                                                  -------     -------      ---------     ---------      ---------      ---------

Balances at December 31, 1994                       9,960         100         59,193        7,337           (748)        65,882
Net income                                              -           -              -       24,221              -         24,221
Proceeds from restricted
  common stock                                          -           -            230            -              -            230
Currency translation adjustments                        -           -              -            -            (57)           (57)
                                                  -------     -------      ---------     ---------      ---------      ---------

Balances at December 31, 1995                       9,960       $ 100       $ 59,423     $ 31,558         $ (805)      $ 90,276
                                                  -------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED FINANCIAL STATEMENTS


BALANCE SHEETS
--------------------------------------------------------
Siliconix incorporated
As of December 31
(In thousands, except share data)                 1995                1994
--------------------------------------------------------         ---------
ASSETS
Current assets:
  Cash and equivalents                       $  10,513           $  10,743
  Short term investment with affiliate          17,195                   -
  Accounts receivable, less allowances
  of $5,526 in 1995 and $5,157 in 1994          41,201              30,379
  Accounts receivable from affiliates           11,093               5,312
  Inventories                                   26,740              31,033
  Other current assets                           9,033               5,456
  Deferred income taxes, net                     2,024                   -
                                             ---------           ---------

    Total current assets                       117,799              82,923
                                             ---------           ---------

Property, plant, and equipment, at cost:
  Land                                             279                 279
  Buildings and improvements                    40,474              34,633
  Machinery and equipment                      160,421             142,641
                                             ---------           ---------

                                               201,174             177,553
  Less accumulated depreciation                117,324             109,641
                                             ---------           ---------

    Net property, plant, and equipment          83,850              67,912

Other assets                                     6,313               4,200
                                             ---------           ---------

Total assets                                 $ 207,962           $ 155,035
--------------------------------------------------------         ---------


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of debt obligations        $     586           $     612
  Accounts payable                              24,347              15,194
  Accounts payable to affiliates                12,465               4,980
  Accrued payroll and related compensation      11,613               7,752
  Accrued liabilities                           28,023              19,781
                                             ---------           ---------

    Total current liabilities                   77,034              48,319

Long-term related party debt                    34,570              34,570
Long-term debt, less current portion             6,082               6,264
                                             ---------           ---------

  Total liabilities                            117,686              89,153
                                             ---------           ---------

Shareholders' equity:
  Common stock, par value $0.01;
    Authorized 10,000,000 shares;
    issued and outstanding 9,959,680
    in 1995 and 1994                               100                 100
  Additional paid-in-capital                    59,423              59,193
  Retained earnings                             31,558               7,337
  Accumulated translation adjustments             (805)               (748)
                                             ---------           ---------

    Total shareholders' equity                  90,276              65,882
                                             ---------           ---------

Total liabilities and shareholders' equity   $ 207,962           $ 155,035
                                             ---------           ---------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED FINANCIAL STATEMENTS


CASH FLOWS
-----------------------------------------------------
Siliconix incorporated
Years ended December 31
(In thousands)                                  1995         1994        1993
-----------------------------------------------------    --------    --------

Cash flows from operating activities:
Net income                                 $ 24,221     $ 10,623     $ 7,222
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
  Depreciation and amortization              13,319       11,895      11,170
  Deferred income taxes                      (2,024)           -           -
  Loss on disposal of property, plant,
   and equipment                                  -          314         217
  Extraordinary gains                             -            -        (863)
  Other non-cash (income) and expenses          181            -          (9)
  Changes in:
   Accounts receivable                      (10,678)      (5,370)       (350)
   Accounts receivable from affiliates       (5,781)      (1,385)     (2,316)
   Inventories                                4,326          387         277
   Other current assets                      (3,511)      (1,345)       (638)
   Accounts payable                           9,134        2,499       6,023
   Accounts payable to affiliates             7,485        1,899       1,951
   Accrued liabilities                       12,070       10,004       3,967
                                           ---------     --------    --------

Net cash provided by operating activities    48,742       29,521      26,651
                                           ---------     --------    --------

Cash flows from investing activities:
  Purchase of property, plant, and
   equipment                                (28,196)     (25,030)    (18,454)
  Proceeds from sale of property, plant,
   and equipment                                 35          182         142
  Investment in joint venture                (1,200)           -      (1,433)
  Purchase of other assets                   (1,708)      (1,581)       (741)
  Short term investment with affiliate      (17,195)           -           -
                                           ---------     --------    --------

Net cash used in investing activities       (48,264)     (26,429)    (20,486)
                                           ---------     --------    --------

Cash flows from financing activities:
  Repayment of long-term debt                  (646)        (893)       (738)
  Repurchase of subordinated notes             (110)        (150)     (2,874)
  Proceeds from restricted common stock         230          180         258
                                           ---------     --------    --------

Net cash used in financing activities          (526)        (863)     (3,354)
                                           ---------     --------    --------

Effect of exchange rate changes on cash
 and equivalents                               (182)         (95)         70
                                           ---------     --------    --------

Net increase (decrease) in cash and
 equivalents                                   (230)       2,134       2,881
Cash and equivalents:
  Beginning of year                          10,743        8,609       5,728
                                           ---------     --------    --------

End of year                                $ 10,513     $ 10,743     $ 8,609
                                           ---------     --------    --------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION Siliconix incorporated (the "Company") was founded in 1962 and subsequently reincorporated on March 5, 1987 in Delaware. AEG Capital Corporation ("AEG") owns 80.4% of the Company's outstanding common stock.
    CONSOLIDATION The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.
    REVENUE RECOGNITION The Company records sales to original equipment manufacturers and distributors at the time of shipment. The Company records allowances against revenue for its standard distributor agreements which permit stock rotation and which provide price protection for distributors' inventory on hand when the Company reduces its published list prices.
    CASH AND EQUIVALENTS Cash equivalents consist of short-term financial instruments which are readily convertible to cash and have original maturities of three months or less at the time of acquisition.
    SHORT TERM INVESTMENTS Short term investments consist of cash invested with Daimler-Benz Capital Incorporated, an affiliated company, within its cash concentration system, whereby cash is pooled and invested on a short term basis.
    INVENTORIES Inventories are stated at the lower of cost (first-in, first-out) or market.
    PROPERTY, PLANT, AND EQUIPMENT Property, plant, and equipment are stated at cost. Depreciation is computed for financial reporting purposes using primarily the straight-line method over the estimated useful lives of the respective assets. The estimated lives used are 10 to 30 years for buildings and improvements and 3 to 10 years for machinery and equipment.
    OTHER ASSETS The investment in Simconix (a 50% joint venture with the Shanghai Institute of Metallurgy) is reported and presented under the equity method of accounting.
    RESEARCH AND DEVELOPMENT Expenditures for research and development are charged to expense in the year incurred.
    FINANCIAL INSTRUMENTS AND CREDIT RISK Due to the short maturities and/or the variable interest rates of the Company's financial instruments, including cash and equivalents, short-term investments, accounts receivable, debt obligations, accounts payable, and accrued liabilities, the carrying amounts approximate the fair value of the instruments. The investment in Simconix is carried at cost since a reasonable estimate of the fair value could not be made without incurring excessive costs.
    The Company's financial instruments that are subject to concentrations of credit risk consist primarily of trade receivables. The credit risk related to the Company's trade receivables is mitigated by the Company's ongoing credit evaluations of its customers' financial condition, reasonably short collection terms, and the geographical dispersion of sales transactions. The Company generally does not require any collateral from its domestic customers although letters of credit are used frequently throughout Asia. Bad debt expense has not been significant over the past three years.
    A material portion of the Company's revenues in 1995, 1994, and 1993 were derived from the hard disk drive and personal computer markets. These markets have been historically somewhat volatile, as demand for the end-products in these markets has varied widely from time to time. If demand for these end-products should decrease significantly, the producers thereof could reduce their purchase of the Company's products which in turn could have a materially adverse effect on the Company's financial condition and results of operation.
    INCOME TAXES Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
    Income taxes have not been provided on undistributed earnings of the Company's foreign subsidiaries as it is intended that these earnings will be indefinitely invested in operations outside the United States.
    The Company is included in the consolidated federal and certain state tax returns of an affiliated company. In accordance with the income tax allocation policy of the affiliated company, federal and state taxes are determined as if the Company was associated only with its wholly owned subsidiaries, taking into account all tax credits and all carryback and carryforward items. For purposes of these financial statements, federal, state, and foreign income taxes have been allocated as if the Company's tax provision and related liability had been calculated on a separate return basis.
    FOREIGN CURRENCY TRANSLATION The financial statements for certain of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Foreign assets and liabilities in the consolidated balance sheet have been translated at the rate of exchange as of the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Translation adjustments do not impact the results of operations and are reported as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in the results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    USE OF ESTIMATES Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.
    COMMITMENTS AND CONTINGENCIES Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. The costs for a specific clean-up site are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments for that site are fixed or reliably determinable generally based upon information derived from the remediation plan for that site. Recoveries from third parties which are probable of realization are separately recorded, and are not offset against the related environmental liability.

2.  RELATED PARTY TRANSACTIONS

    The Company is a member of the semiconductor division of the Daimler-Benz Microelectronics Group, a consortium of affiliated companies referred to as TEMIC Semiconductors. In addition to the Company, the other members of TEMIC Semiconductors are Telefunken Semiconductors, Matra MHS, and Dialog Semiconductor. The aim of TEMIC Semiconductors is to unify the activities of the member companies to provide efficiencies by eliminating the duplication of many functions and to bring greater value to end customers by allowing them to deal with one entity for their semiconductor purchasing needs. In order to achieve these goals, four sales companies were established in 1995, TEMIC North America, TEMIC Asia Pacific, TEMIC France, and TEMIC Germany. These companies were established to fulfill all sales responsibilities for TEMIC Semiconductors within their respective regions. TEMIC North America is a wholly owned subsidiary of Siliconix incorporated; TEMIC Asia Pacific is a division of TEMIC
(S) Pte. Ltd., a wholly owned subsidiary of Siliconix incorporated; TEMIC France is a wholly owned subsidiary of Matra MHS; and TEMIC Germany is a division of Telefunken Semiconductors. The sales companies function as agents of the manufacturing companies, namely Siliconix incorporated, Matra MHS, and Telefunken Semiconductors, through commission arrangements as a fixed percentage of sales. Under these agreements, the sales companies perform all sales related functions under their legal names; however, the sales companies function only in an agency role and the ownership of all sales, receivables, inventory, and risk of loss remains with the manufacturing companies.
    Several significant transactions and agreements entered into between the Company and these affiliates are disclosed elsewhere in these financial statements and related notes. In addition, the following are other transactions between the Company and its affiliates during 1995, 1994, and 1993.
    Under the new TEMIC sales structure established in 1995, commissions received pertaining to the sale of affiliate products in the North America and Asia Pacific regions were $15,191,000, while commissions paid pertaining to the sale of the Company's products in Europe were $4,232,000. During 1994 and 1993, the Company entered into selling arrangements of a similar nature with related parties. Commissions received under these agreements were $10,944,000 and $4,466,000 during 1994 and 1993, respectively, while commissions paid were $3,777,000 and $3,273,000 during 1994 and 1993, respectively.
    During 1995, the Company began to participate in the cash concentration system established by Daimler-Benz North America (DBNA), an affiliated company, whereby cash is pooled and invested on a short term basis with Daimler-Benz Capital Incorporated, an affiliate of DBNA, to obtain a higher rate of return. At December 31, 1995, a cash balance of $17,195,000 was invested with Daimler-Benz Capital Incorporated. There are no restrictions related to the usage or withdrawal of these funds. Interest rates on the investment is based on the one-month LIBOR. Interest income earned for 1995 totaled $410,000.
    During 1994 and 1993, the Company received $300,000 and $1,170,000, respectively, from a related party under the terms of joint research and development contracts which expired at the end of each respective calendar year. For both 1994 and 1993, significant terms of the agreements included, but were not limited to, inspection of the project by the related party, assurance to the related party concerning the confidentiality of the technical information, and assurance that the results of the work provided do not affect any intellectual property rights of other third parties. There was no joint research and development contract in 1995.
    During 1995, 1994, and 1993, a related party was engaged to provide subcontract manufacturing services to the Company. Fees for these services were $4,591,000, $3,019,000, and $2,357,000, respectively.
    During 1995, 1994, and 1993, the Company entered into certain arrangements with related parties whereby the Company or the related party paid certain selling and administrative expenses. These expenses were then
billed back on a periodic basis.   During 1995, 1994, and 1993, the Company
was reimbursed at cost for $12,214,000, $6,400,000, and $4,999,000, respectively, of selling and administrative expenses for related parties.
During the same period, the Company reimbursed related parties at cost $2,223,000, $2,702,000, $2,231,000, respectively, for selling and administrative expenses. Management fee arrangements have

CONSOLIDATED FINANCIAL STATEMENTS

been entered into by the Company and related parties to cover occupancy and administrative costs. During 1995, 1994, and 1993, management fees received by the Company were $555,000, $401,000, and $402,000, respectively, and fees paid by the Company were $139,000, $125,000, and $125,000, respectively.
    Product sales to unconsolidated affiliates were $8,358,000, $5,022,000, and $3,803,000 during 1995, 1994, and 1993, respectively.
    Long-term debt includes a related party note of $34,570,000 with AEG Capital Corporation (see note 6). Interest expense for 1995, 1994, and 1993 was $2,076,000, $1,550,000, and $1,242,000, respectively.


3.  SIMCONIX JOINT VENTURE

    The Company continued to maintain the equal partnership with the Shanghai Institute of Metallurgy involving the assembly and test of LITTLE FOOT product in The People's Republic of China. Simconix exclusively assembles and tests die provided by the Company. In accordance with the joint venture agreement, which has a ten-year duration, the Company recognized $472,000 as its share of profits in Simconix in 1995 under the equity method of accounting. During the year, an additional $1,200,000 was invested in the joint venture, increasing the total investment in the joint venture to $3,105,000. In order to obtain the best pricing, Siliconix acts as the purchasing agent of manufacturing equipment for Simconix and pays the vendors directly, with full reimbursement from Simconix. For 1996, the Company has committed to provide a minimum level of die per month to Simconix for assembly and test.

4.  INVENTORIES

Inventories consist of the following:

December 31
(In thousands)                                             1995           1994
----------------------------------------------------------------     ----------
Finished goods                                       $    5,931      $   6,886
Work-in-process                                          17,449         20,625
Raw materials                                             3,360          3,522
                                                      ----------      ---------
                                                     $   26,740      $  31,033
                                                      ----------      ---------


5.  INCOME TAXES


    Income before taxes for the years ended December 31, 1995, 1994, and 1993 included earnings from foreign operations of $12,242,000, $7,329,000, and $4,838,000, respectively.


Income tax expense consists of the following:

Years ended December 31
(In thousands)                               1995          1994           1993
-------------------------------------------------------------------------------
Current:
    Federal                            $    6,618    $    3,410     $    1,994
    State and local                           148         1,031            398
    Foreign                                 1,542         1,289          1,624
    Benefit of net operating
      losses                               (3,023)       (4,830)        (3,724)
    Benefit of tax credits                   (948)            -              -
                                        ----------    -----------     ---------
                                       $    4,337    $      900     $      292
Deferred:
    Federal                            $   (2,024)   $        -     $        -
                                        ----------    -----------    ----------
                                       $    2,313    $      900     $      292
                                        ----------    -----------    ----------

CONSOLIDATED FINANCIAL STATEMENTS


Income tax expense differs from the amounts computed by applying the federal statutory income tax rate to pretax income as a result of the following:

Years ended December 31
(In thousands)                              1995           1994           1993
-------------------------------------------------------------------------------
Computed "expected" tax expense        $   9,287     $    3,918     $    2,261
Reduction in beginning of the year
  valuation allowance                     (4,345)        (2,046)       (2,028)
Foreign income taxable at
  different tax rate                      (2,743)        (1,203)          (21)
Income tax benefit attributable to
  foreign sales corporation                 (675)             -             -
Other                                        789            231            80
                                        ----------    -----------    ----------
                                       $   2,313     $      900     $     292
                                        ----------    -----------    ----------


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

December 31
(In thousands)                                             1995           1994
-------------------------------------------------------------------------------
Deferred tax assets:
    Accrued expenses and reserves                    $   10,409     $    7,083
    Net operating loss carryforwards                      2,591          6,813
    Tax credit carryforwards                              7,000          4,063
                                                      -----------    ----------
         Total gross deferred tax assets                 20,000         17,959
         Less valuation allowance                       (10,242)       (14,221)
                                                      -----------    ----------

         Net deferred tax assets                     $    9,758     $    3,738
                                                      -----------    ----------
Deferred tax liability:
    Plant and equipment, principally
     due to differences in depreciation              $   (7,734)    $   (3,738)
                                                      -----------    ----------

    Total gross deferred tax liability                   (7,734)        (3,738)

    Net deferred tax asset                           $    2,024     $        -
                                                      -----------    ----------


The net change in the total valuation allowance for the years ended December 31, 1995 and 1994 was a decrease of $3,979,000 and $6,604,000, respectively.

At December 31, 1995, the Company had the following carryforwards for income tax purposes:
(In thousands)                                                         Expires
-------------------------------------------------------------------------------
Net operating loss:
    Federal                                          $    1,000      2004-2005
    State                                            $    3,400           1997
    Foreign                                          $    9,900  No Expiration

Credits:
    Federal research and other business credits      $    4,300      1998-2010
    California research and other
     business credits                                $    2,000  No Expiration
    Alternative minimum
     tax credits                                     $      700  No Expiration
                                                      -------------------------


     Utilization of the federal net operating loss and credit carryforwards incurred prior to 1991 is limited on an annual basis under the Tax Reform Act of 1986 as a result of the ownership change in 1990.

CONSOLIDATED FINANCIAL STATEMENTS

6.  DEBT OBLIGATIONS

The Company's debt obligations are as follows:


December 31
(In thousands)                                             1995           1994
-------------------------------------------------------------------------------
Related party borrowings                             $   34,570     $   34,570
Trade deferrals                                           1,597          2,177
Guaranteed floating rate
  subordinated notes                                      3,117          3,248
Unfunded retirement costs                                 1,954          1,422
Capital lease obligations                                     -             29
                                                      -----------    ----------
Total debt                                               41,238         41,446
Less current portion                                        586            612
                                                      -----------    ----------

Long-term portion                                    $   40,652     $   40,834
Related party borrowings                             $   34,570     $   34,570
                                                      -----------    ----------
Amounts due to other                                 $    6,082     $    6,264
                                                      -----------    ----------


    Borrowings from a related party are at a floating interest rate based on AEG Capital Corporation's cost of securing commercial paper, 5.8% at December 31, 1995. The related party note is due in 1999.
    The Company issued $3,601,000 long-term trade deferral notes bearing interest at the 12-month London Interbank Offered Rate (LIBOR) plus .5% (6.00% at December 31, 1995). The trade deferrals are guaranteed by AEG Aktiengesellschaft (AEG AG), an affiliated company, principal payments commenced in 1992, and the deferrals mature in 1997. These notes were issued as partial compensation for trade claims.
    The guaranteed floating rate subordinated notes bear interest at the 3-month LIBOR plus .5% and are due in 2005. The interest rate is fixed annually (5.78% at December 31, 1995). The notes are guaranteed by AEG AG, are subordinated to all other obligations of the Company, and are redeemable at the Company's or AEG AG's option.

Debt (excluding unfunded retirement costs) at December 31, 1995, matures according to the following schedule:

(Dollars in thousands)
-------------------------------------------------------------------------------
1996                                                                $      586
1997                                                                     1,011
1998                                                                         -
1999                                                                    34,570
2000                                                                         -
Thereafter                                                               3,117
                                                                     ----------
Total                                                               $   39,284
                                                                     ----------


CONSOLIDATED FINANCIAL STATEMENTS

7.  GEOGRAPHIC AND INDUSTRY SEGMENT REPORTING

    The Company is engaged primarily in the design, development, manufacture, and sale of power and analog semiconductor products. No other separate class of products or services constitutes more than 10% of net sales. Sales to the mass storage and computer market represented approximately 24% of net sales in 1995, 29% in 1994, and 22% in 1993. Sales to the communication market increased to 12% of net sales in 1995. One customer accounted for 13% of net sales in fiscal 1995. At December 31, 1995, accounts receivable from this customer totaled $5,051,000.
    The Company maintains manufacturing operations in the United States, Hong Kong (through subcontractors), and Taiwan as well as a joint venture in China and subsidiaries in the United Kingdom, Singapore, and Japan. Sales operations in France and Italy were dissolved in 1994 due to synergies obtained within the TEMIC Group.
    Intercompany sales consist of products and services similar to those sold to external customers. Such sales are accounted for at amounts that are above cost and consistent with governing tax regulations. Identifiable assets are those assets used in each geographic area. Corporate assets are principally cash and equivalents and other miscellaneous corporate assets.


Information about the Company's operations by geographic area is shown in the following table:

Years ended December 31
(In thousands)                              1995           1994           1993
-------------------------------------------------------------------------------
Sales to External Customers:
    North America                      $  93,613     $   81,383     $   77,645
    Europe and Africa                     64,897         49,330         40,091
    Japan                                 31,944         19,347         11,008
    Asia Pacific                          59,837         46,393         41,538
                                        ---------     ----------      ----------
                                       $ 250,291     $  196,453       $170,282
                                        ---------     ----------      ----------

Intercompany Sales (Eliminated in Consolidation):

    North America                      $ 134,764     $  117,300     $   99,900
    Europe                                 1,398          1,133          1,168
    Japan                                  2,613          2,206              -
    Asia Pacific                         100,234         88,786         82,197
                                        ---------     ----------     ----------
                                       $ 239,009     $  209,425     $  183,265
                                        ---------     ----------     ----------

Operating Income:

    North America                      $  18,019     $    7,480     $    5,739
    Europe and Africa                      1,716          1,120            763
    Japan                                     97            105              -
    Asia Pacific                          10,413          6,647          5,941
    Eliminations and adjustments          (1,406)        (1,204)        (3,160)
                                        ---------     ----------     ----------
                                       $  28,839     $   14,148     $    9,283
                                        ---------     ----------     ----------

Identifiable Assets:
    North America                      $ 133,232     $  124,853     $  119,001
    Europe                                18,679         13,875          9,280
    Japan                                    342            646              -
    Asia Pacific                          58,063         44,596         50,897
                                        ---------     ----------     ----------
                                         210,316        183,970        179,178
                                        ---------     ----------     ----------

Eliminations and adjustments             (36,343)       (42,095)       (58,843)
Corporate assets                          33,989         13,160          9,921
                                        ---------     ----------     ----------
Total assets                           $ 207,962     $  155,035     $  130,256
                                        ---------     ----------     ----------



CONSOLIDATED FINANCIAL STATEMENTS

8.  LEASES AND COMMITMENTS

At December 31, 1995, the future minimum commitments for all non-cancelable operating leases are as follows:

(In thousands)
-------------------------------------------------------------------------------
1996                                                                $    3,066
1997                                                                       919
1998                                                                       428
1999                                                                        94
2000                                                                        40
Thereafter                                                                  21
                                                                     ----------
Total minimum lease payments                                        $    4,568
                                                                     ----------




    The Company leases land, office facilities, and equipment under operating leases. Operating rent expense was $4,511,000, $3,147,000, and $2,867,000 in 1995, 1994, and 1993, respectively.
    The Company entered into product license agreements which provide, among other things, that the Company make royalty payments based on sales of certain products at royalty rates as specified in the agreement. The product license agreements either have a fixed term or terminate upon expiration of the patents. There is no contractual limit to royalty payments. Royalty expense under these royalty agreements was $7,467,000, $6,208,000, and $6,528,000 in 1995, 1994, and
1993, respectively. Included in accrued liabilities are royalties payable of $2.9 million and $2.8 million at December 31, 1995 and 1994, respectively.

9.  EMPLOYEE BENEFIT PLANS

    In 1991, the Company merged its United States Profit Sharing Plan with the United States Tax Deferred Savings Plan. The new plan is called the Siliconix incorporated Retirement Plan Trust (the "Plan").
    The profit sharing element of the Plan provides for annual contributions by the Company of up to 10% of consolidated income before taxes (as defined). Vesting in the plan occurs ratably over a five-year period. Upon employee termination, non-vested contributions are forfeited and reduce the Company's current and/or future contributions to the plan. The Company's contributions for 1995, 1994, and 1993 were $2,242,000, $986,000, and $599,000, respectively. The tax deferred savings element of the Plan allows eligible employees to contribute up to 15% of their compensation. The Company matches a portion of each participating employee's contribution. The Company's contributions were $1,112,000, $967,000, and $863,000 in 1995, 1994, and 1993, respectively.
    The Company maintains defined benefit pension plans in the United States and Taiwan. The Company's United States defined benefit pension plan is for employees who met specified age and service eligibility requirements on January 1, 1983. The Company's subsidiary in Taiwan has a defined benefit pension plan that covers substantially all of its employees.
    During 1994, the Europe Defined Benefit Plan was terminated. Per an agreement with the participants of the Plan, all vested benefits as well as 40% of the surplus (the amount by which Plan assets exceed the accumulated benefit obligation) were paid out to the participants with the remainder remitted to the Company, net of a 40% excise tax imposed by the UK's Inland Revenue Service.

CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets:


December 31
(In thousands)                                             1995          1994
-------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested benefits obligation                           $     (659)    $    (634)
Accumulated benefit obligation                           (1,955)       (1,933)
Projected benefit obligation (PBO)                   $   (3,369)    $  (3,792)
Plan assets at fair value                                 1,104         1,053

Plan assets less PBO                                     (2,265)       (2,739)
Unrecognized net loss                                       174           741
Adjustment to recognize minimum liability                  (450)         (458)
Unrecognized net transition asset at:
    January 1, 1987, recognized over 15 years               217           253
    January 1, 1989, recognized over 15 years               532           593
                                                      -----------    ----------
Accrued pension cost                                 $   (1,792)    $  (1,610)
-----------------------------------------------------------------    ----------


Plan assets consist primarily of guaranteed insurance contracts and managed trusts. Net pension cost included the following components:


Years ended December 31
(In thousands)                              1995           1994           1993
-------------------------------------------------------------------------------
Service cost benefits earned
 during the year                       $     204     $      229     $      324
Interest cost on PBO                         241            585            501
Actual (gain) loss on plan assets            (68)           205         (1,588)
Net amortization and deferral                 96           (832)         1,240
Loss on plan termination                       -            692              -
                                        ---------     -----------    ----------
Net pension expense                    $     473     $      879     $      477
                                        ---------     -----------    ----------
Assumptions used were:
  Discount rates                        7 - 7.5%         6 - 7%         6 - 7%
  Rates of increase in
   compensation levels                        6%         5 - 8%         5 - 8%
  Expected long-term rate
   of return on assets                  7 - 7.5%         6 - 9%         6 - 9%
                                        ---------     ----------     ----------


10. EMPLOYEE STOCK PLAN

    From 1973 through the fourth quarter of 1990, the Board of Directors authorized the sale of restricted common stock to certain key employees and directors for initial payments below market values. Vested shares are subject to the Company's lifetime right of first refusal to purchase the shares. In the event the Company declines to purchase the shares, the difference between the fair market value at the date of issue and the price paid by the employee or director (the "delta") is paid to the Company. At December 31, 1995, 1994, and 1993, 102,389, 177,603, and 236,398, respectively, fully vested shares were outstanding under this plan at a delta of $3.06 per share. During 1995, 1994, and 1993, no shares were issued under this plan. During 1995, 1994, and 1993, 75,214, 58,795, and 84,167 vested shares were sold by employees resulting in $230,155, $179,913, and $257,551 in payments, respectively, to the Company which are included in additional paid-in-capital. During 1995, 1994, and 1993, no vested shares were sold to the Company.

CONSOLIDATED FINANCIAL STATEMENTS

11. CONTINGENCIES

    The Company is party to two environmental proceedings. The first involves property that the Company vacated in 1972. The California Regional Water Quality Board issued a cleanup and abatement order to both the Company and the current owner of the property. The Company subsequently reached a settlement of this matter with the current owner in which the current owner indemnifies the Company against any liability that may arise out of any governmental agency actions brought for environmental cleanup of the site, including liability arising out of the current cleanup and abatement order. The second proceeding involves the Company's current facility in Santa Clara. The Company is currently engaged in certain remedial action and has accrued $400,000 for the estimated future costs related to this matter at December 31, 1995.
    In management's opinion, based on discussion with legal counsel and other considerations, the ultimate resolution of the above-mentioned matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.
    The Company is engaged in discussions with various other parties regarding patent licensing and cross patent licensing issues. In the opinion of management, the outcome of these discussions will not have a material adverse effect on the financial position or overall trends in the results of operations of the Company.



12. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION


Years ended December 31
(In thousands)                              1995           1994           1993
-------------------------------------------------    -----------    ----------
Cash flow information:
    Interest paid                      $   2,322     $    1,691     $    2,131
    Income taxes paid                      2,583            293            260
                                       ---------     ----------     ----------


    HISTORY OF STOCK PRICE RANGE

    Siliconix incorporated common stock is traded on the NASDAQ Stock Market under the symbol SILI. Presented below are the highest and lowest "last trade" stock prices for the indicated quarters.

                                  High       Low                                      High            Low
----------------------------------------------------         -------------------------------------------------
4th Quarter   1995             $  40 1/2  $  21 1/2          4th Quarter    1994   $  13 1/2      $   9
3rd Quarter   1995                34 1/2     18 3/4          3rd Quarter    1994      11              6 1/2
2nd Quarter   1995                19 1/4     12              2nd Quarter    1994       7 1/2          6 1/4
1st Quarter   1995                14         11 1/2          1st Quarter    1994       9 1/4          6 5/8
                               ---------------------                               ---------------------------
