Form 10-K405, Exhibit 13
period 1996-12-31
SILICONIX INC
filed 1997-03-31
CIK 90283

Financial Highlights

(In thousands,
except per share and employment data)                    1996           1995          1994
                                                         ----           ----          ----
Net sales                                            $268,934       $250,291      $196,453

Gross profit                                         $107,109       $ 98,186      $ 74,676

Research and development expense                     $ 20,823       $ 19,067      $ 15,777

Selling, marketing, and administration expense       $ 54,475       $ 50,280      $ 44,751

Interest expense                                     $  2,390       $  2,572      $  2,008

Other (income) expense, net                          $   (335)      $   (267)     $    617

Income before income taxes                           $ 29,756       $ 26,534      $ 11,523

Income taxes                                         $  3,779       $  2,313      $    900

Net income                                           $ 25,977       $ 24,221      $ 10,623
                                                     --------       --------      --------
Net income per share                                 $   2.61       $   2.43      $   1.07
                                                     --------       --------      --------
Total assets                                         $238,669       $207,962      $155,035
                                                     --------       --------      --------
Shareholders' equity                                 $116,618       $ 90,276      $ 65,882

Year-end worldwide employment                           1,228          1,269         1,172
                                                     --------       --------      --------

Five-Year Summary of Selected Financial Data

Siliconix incorporated

(In thousands, except per
share and employment data)                              1996           1995           1994           1993            1992
                                                        ----           ----           ----           ----            ----
Net sales                                           $268,934       $250,291       $196,453       $170,282        $156,197

Operating income                                      31,811         28,839         14,148          9,283           8,245


Income before extraordinary gain                      25,977         24,221         10,623          6,359           4,612

Extraordinary gain                                         -              -              -            863               -


Net income                                          $ 25,977       $ 24,221       $ 10,623        $ 7,222        $  4,612
                                                    --------       --------       --------        -------        --------
Per share data:

    Income before extraordinary gains               $   2.61       $   2.43       $   1.07        $  0.64        $  0.46


Extraordinary gain                                         -              -              -           0.09              -


Net income                                          $   2.61       $   2.43      $    1.07        $  0.73        $  0.46
                                                    --------       --------       --------        -------        --------
Shares used to compute net income
    per share                                          9,960          9,960          9,960           9,960          9,972

Total assets                                        $238,669       $207,962       $155,035        $130,256       $115,675


Capital expenditures                                $ 39,511       $ 28,196       $ 25,030        $ 18,454       $ 12,945

Total long-term debt, including related party       $ 39,429       $ 40,652       $ 40,834        $ 41,523       $ 46,090


Year-end worldwide employment                          1,228          1,269          1,172           1,211          1,202
                                                    --------       --------       --------         -------       --------


An extraordinary gain was recognized in 1993 as a result of the repurchase of guaranteed floating rate subordinated notes.

Quarterly Financial Data

Unaudited
(In thousands,
except per share data)                           1996                                                    1995
                          Fourth         Third          Second         First          Fourth         Third       Second     First
                          ------         -----          ------         -----          ------         -----       ------     -----
Net sales                 $72,761        $62,033        $64,079        $70,061        $71,802        $66,015     $61,125    $51,349

Gross profit              $28,065        $24,262        $26,100        $28,682        $29,668        $26,333     $22,909    $19,276

Net income                $ 7,016        $ 5,888        $ 6,254        $ 6,819        $ 9,841        $ 7,304     $ 4,542    $ 2,534


Net income per share      $  0.70        $  0.59        $  0.63        $  0.68        $  0.99        $  0.73      $ 0.46    $  0.25
                          -------        -------        -------        -------        -------        -------      -------   -------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    Siliconix designs, markets, and manufactures power and analog semiconductor products. The Company focuses on technologies and products for the computer, data storage, communications, and automotive markets.

REVENUES AND EARNINGS

    Fiscal 1996 results represent the seventh consecutive year of record revenues and the third consecutive year of record earnings for Siliconix. Net sales in fiscal 1996 of $268.9 million increased 7% from fiscal 1995 and 37% from fiscal 1994. In fiscal 1996, net income was $26.0 million versus $24.2 million in fiscal 1995 and $10.6 million in fiscal 1994. Fiscal 1996 net income increased 7% versus fiscal 1995 and 145% versus fiscal 1994. Return on average shareholders' equity was 25% in fiscal 1996 as compared to 31% in fiscal 1995 and 18% in fiscal 1994.

    In spite of the downturn in the semiconductor industry, fiscal 1996 revenue grew modestly over 1995, with continued growth in Europe and Japan. Power MOSFET and power IC products grew by over 13% and represented 74% of total revenues for fiscal 1996. In fiscal 1995 and 1994, these products represented 70% and 65% of total revenues, respectively. The remaining 26% of fiscal 1996 revenue is comprised of analog switches and low power discrete devices. Siliconix is a leader in power MOSFET discrete products and continues to set the performance standard for the industry in low-voltage surface-mount power devices. Power MOSFET products in LITTLE FOOT -Registered Trademark- packages are used in portable computers, cellular phones, automotive anti-lock braking (ABS) and airbag systems, and other high growth applications. The Company continues to expand the breadth of this product line and its manufacturing capacity to produce significantly larger quantities of its LITTLE FOOT packages. The Company expects to increase capacity for Trench technology in its six-inch fab in Santa Clara in 1997 as it transfers production of planar technology power MOSFETS from Santa Clara to a fab it will be operating in Itzehoe, Germany. The Company's proprietary Trench technology remains the most advanced power MOSFET technology in the industry. Demand remains very strong for the Company's power MOSFETS made with this technology and the number of product offerings based on this technology continues to grow. In the power IC product line, the Company continues to achieve design wins for applications such as dc-to-dc conversion and motor control. The other older product lines experienced a decline of 5% in fiscal 1996, but the Company believes that these product lines still offer excellent opportunities for growth, primarily in the Asia-Pacific region and particularly in the emerging markets of China and India.

    Siliconix operates in all major geographic regions of the semiconductor industry. Sales outside of North America in fiscal 1996 accounted for 67% of total revenues versus 63% in fiscal 1995 and 59% in fiscal 1994. Japan continues to be the fastest growing region with a 60% revenue increase from 1995 to 1996, fueled by products used in the telecommunications and computing markets. Japan grew to 19% of total revenues compared to 13% in 1995 and 10% in 1994. Europe followed with 11% annual growth over 1995 while Southeast
Asia experienced a decline of 6% over last year. The European and Southeast Asian regions accounted for 27% and 21% of worldwide sales for fiscal 1996, respectively, compared with approximately 25% of worldwide sales for both regions for fiscal 1995 and 1994. Domestic revenues declined 4% since 1995 and represent 33% of total revenues for fiscal 1996 as compared to 37% and 41% for fiscal 1995 and 1994, respectively, reflecting a shift to overseas markets during the past three years. The Company expects that Japan and Asia-Pacific will be the major opportunities for growth in 1997.

GROSS PROFIT

    Gross profit as a percentage of net sales was 40% in fiscal 1996, 39% in fiscal 1995, and 38% in fiscal 1994. Due to the downturn in the semiconductor industry in 1996, the Company faced substantial pricing pressures and experienced average selling price (ASP) degradation during the year. Despite the difficult market environment, the Company was able to minimize the effects of the ASP degradation through economies of scale in manufacturing operations, transfer of assembly and test operations to Asia, institution of company wide cost reduction programs, and the introduction of cost effective product designs such as die shrink and mask reduction. During fiscal 1996, the Company focused on adding capacity for our new technology products, including our proprietary Trench technology, and by the end of the year, had increased overall capacity by 15% over 1995. The Company plans to continue manufacturing expansion in Santa Clara, China, Taiwan, India, and Germany, and as part of this expansion, plans are underway to add capacity for fabrication of power MOSFET products in Itzehoe, Germany during 1997. The Company views the expansion into this leased facility in Germany as a cost effective means of increasing capacity without the high capital costs of building a new fab; however, as expected with the start of operations in a new fab, the Company has planned to experience a gross margin decline of 2% in 1997 related to this matter. These expansion efforts will solidly position the Company for future revenue growth in its power MOSFET product line. In fiscal 1996, the Company continued plans to transfer its 4-inch fab production from Santa
Clara to third party foundries in Asia and expects to close this fab in 1997. Costs for this fab closure are not expected to materially affect the Company's results of operations, financial condition, or liquidity. Royalty expense, as a percentage of sales, has declined slightly in the last three years due to a shift to newer proprietary technologies and processes, and this trend is expected to continue into 1997.

RESEARCH AND DEVELOPMENT, SELLING, MARKETING, AND ADMINISTRATION AND OTHER

    Research and development investment increased 9% in fiscal 1996 to $20.8 million versus $19.1 million in fiscal 1995 and $15.8 million in fiscal 1994. Siliconix has continued to invest in power MOSFET and power IC technology and product development. Fiscal 1995 investment grew 21% versus fiscal 1994. This growing investment has resulted in one of the most advanced power MOSFET technology in the industry which is anticipated to fuel future growth.

    Selling, marketing, and administration expenses increased 8% over last year to $54.5 million as compared to $50.3 million in fiscal 1995 and $44.8 million in fiscal 1994. As a percentage of net sales, this represented 20% in fiscal 1996 versus 20% in fiscal 1995 and 23% in fiscal 1994. Economies of scale and cost controls have resulted in stable percentages in the past three years.

    Interest expense decreased 7% in fiscal 1996 to $2.4 million from $2.6 million in fiscal 1995. Lower monthly interest rates during 1996 as compared to 1995 were the primary reason for the decrease. Interest expense for fiscal 1995 increased 28% over fiscal 1994 as short-term interest rates in 1995 were higher than rates during 1994.

    The components of other (income) / expense primarily include interest income, gain/loss on sale of fixed assets, and bank charges. Other income for fiscal 1996 remained relatively flat with fiscal 1995 at $.3 million. Interest income continues

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

to be the main component of other income, with $.9 million of interest income for both fiscal years 1996 and 1995. Other expense for fiscal 1994 included only $.2 million of interest income. The increase in interest income can be attributed to higher cash balances which the Company has maintained over the past two years.

INCOME TAX

    Income tax expense for fiscal 1996 increased $1.5 million over fiscal 1995 and $2.9 million over fiscal 1994 as a result of reductions in available net operating loss carryforwards and increased earnings before taxes. The income tax rate for 1997 is expected to increase from 1996 due to the reductions in available net operating loss carryforwards.

    During 1996, management reduced the valuation allowance on deferred income tax assets to realize an additional $2.1 million net deferred income tax asset. This decision to recognize additional net deferred income tax assets was based on management's belief that, it is more likely than not, the Company will realize deferred income tax benefit of $4.2 million. The primary positive factors assessed by management in reaching its conclusion about the Company's net deferred income tax asset include positive earnings and continued increases in gross profits for the past three years.

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

 During 1996, the Company adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The provisions of SFAS No. 121 did not have a material effect on the Company's consolidated financial condition or results of operations.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

 Cash and equivalents and short-term investment with affiliate were $24.3 million at the end of 1996 as compared to $27.7 million at the end of 1995, a decrease of 12%. The $3.4 million decrease is attributed to cash used in investing and financing activities exceeding cash provided by operating activities. The Company continues to fund all of its investing, financing, and operating activities from cash flows from operations.

 Accounts receivable decreased $4.2 million or 10% compared to 1995 primarily due to a reduction in days sales outstanding (DSO) to 46 days in 1996 compared to 54 days in 1995. DSO is an indicator of how quickly accounts receivable are turned into cash and the decrease in accounts receivable is due mainly to increased collection efforts worldwide.

 Inventories increased $3.4 million or 13% over 1995 primarily to support 1997 expected revenue growth.

 Capital expenditures were $39.5 million in 1996 and $28.2 million in 1995. These related mostly to additions for plant capacity expansion, new technology, and regulatory compliance. Capital spending in 1997, funded from cash provided by operating activities, is expected to approximate the 1996 level.

 Other assets increased $5.5 million over 1995 mainly due to an increase in the investment in Simconix, the Company's joint venture in the People's Republic of China (see Note 3 of Notes to the Consolidated Financial Statements).

 Net affiliate receivables/payables increased $5.1 million over 1995 primarily due to increases in sales to unconsolidated affiliates and selling and administrative expenses incurred on behalf of unconsolidated affiliates, which are reimbursed at cost.

 Current liabilities increased $4.4 million or 6% over fiscal 1995 mainly due to increases in accounts payable for capital equipment received before the close of the fiscal year.

 Although the Company has available cash and equivalents and short-term investment with affiliate of $24.3 million at the end of fiscal 1996, cash and short-term investment with affiliate will decrease in the first quarter of 1997 to fund capital expenditures, royalty payments, commissions, yearly management and employee bonuses, the 401(k) Company match, and profit sharing contributions. Due to the timing of these payments, this decrease in cash in the first quarter is a normal trend for the Company. Management expects 1997 cash flows from operations to be sufficient to fund investments in capital expenditures and research and development.

 CERTAIN FACTORS

 The Company has in the past and may in the future make forward looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those predicted. Such risks and uncertainties include, but are not limited to, the following:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

 POLITICAL AND ECONOMIC CONSIDERATION
In recent years, a large and increasing portion of the Company's net sales, operating profits, manufacturing production, and growth have come from its international operations. As a result, the Company's business activities and its results could be significantly affected by the policies of foreign governments and prevailing political, social, and economic conditions.

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS

Siliconix incorporated

Years ended December 31
(In thousands, except per share data)            1996           1995           1994
                                             --------       --------       --------
Net sales                                    $268,934       $250,291       $196,453
Cost of sales                                 161,825        152,105        121,777
                                             --------       --------       --------
Gross profit                                  107,109         98,186         74,676
                                             --------       --------       --------
Operating expenses:
    Research and development                   20,823         19,067         15,777
    Selling, marketing, and administration     54,475         50,280         44,751
                                             --------       --------       --------
Operating income                               31,811         28,839         14,148
Interest expense                                2,390          2,572          2,008
Other (income) expense, net                      (335)          (267)           617
                                             --------       --------       --------
Income before income taxes                     29,756         26,534         11,523
Income taxes                                    3,779          2,313            900
                                             --------       --------       --------

Net income                                   $ 25,977        $24,221        $10,623
                                             --------       --------       --------

Net income per share                         $   2.61        $  2.43        $  1.07
                                             --------       --------       --------
Shares used to compute earnings per share       9,960          9,960          9,960
                                             --------       --------       --------

See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF SHAREHOLDERS' EQUITY


Siliconix incorporated                                               Additional     Retained        Accumulated      Total
Years ended December 31, 1996             Common Stock at Par        Paid-in-       Earnings        Translation      Shareholders'
(In thousands)                             Shares       Amount       Capital        (Deficit)       Adjustments      Equity
-------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1993              9,960        $ 100        $ 59,013        $ (3,286)       $  (1,096)     $ 54,731
Net income                                     -            -               -          10,623                -        10,623
Proceeds from restricted
    common stock                               -            -             180               -                -           180
Currency translation adjustments                            -               -               -              348           348


Balances at December 31, 1994              9,960          100          59,193           7,337             (748)       65,882
Net income                                     -            -               -          24,221                -        24,221
Proceeds from restricted
    common stock                               -            -             230               -                -           230
Currency translation adjustments               -            -               -               -              (57)          (57)


Balances at December 31, 1995              9,960          100          59,423          31,558              (805)      90,276
Net income                                     -            -               -          25,977                 -       25,977
Proceeds from restricted
    common stock                               -            -              17               -                 -           17
Currency translation adjustments               -            -               -               -               348          348

Balances at December 31, 1996              9,960        $ 100        $ 59,440         $57,535          $   (457)    $116,618


 See accompanying notes to consolidated financial statements.

 CONSOLIDATED FINANCIAL STATEMENTS

 BALANCE SHEETS

Siliconix incorporated

As of December 31
(In thousands, except share data)                                                 1996               1995
                                                                              --------           --------
Assets
Current assets:
    Cash and equivalents                                                      $ 12,201           $ 10,513
    Short-term investment with affiliate                                        12,136             17,195
    Accounts receivable, less allowances of $8,605 in 1996 and $5,526 in 1995   37,044             41,201
    Accounts receivable from affiliates                                         14,802             11,093
    Inventories                                                                 30,162             26,740
    Other current assets                                                         8,044              9,033
    Deferred income taxes                                                        5,314              2,024
                                                                              --------           --------
         Total current assets                                                  119,703            117,799
                                                                              --------           --------
Property, plant, and equipment, at cost:
    Land                                                                         1,183                279
    Buildings and improvements                                                  42,672             40,474
    Machinery and equipment                                                    187,791            160,421
                                                                              --------           --------
                                                                               231,646            201,174
    Less accumulated depreciation                                              124,524            117,324
                                                                              --------           --------
         Net property, plant, and equipment                                    107,122             83,850

Other assets                                                                    11,844              6,313
                                                                              --------           --------
Total assets                                                                  $238,669           $207,962
                                                                              --------           --------

Liabilities and Shareholders' Equity
Current liabilities:
    Current portion of debt obligations                                       $  1,041           $    586
    Accounts payable                                                            26,286             24,347
    Accounts payable to affiliates                                              11,115             12,465
    Accrued payroll and related compensation                                    13,614             11,613
    Accrued liabilities                                                         29,418             28,023
                                                                              --------           --------
         Total current liabilities                                              81,474             77,034

Long-term related party debt                                                    34,570             34,570
Long-term debt, less current portion                                             4,859              6,082
Deferred income taxes                                                            1,148                  -
                                                                              --------           --------
Total liabilities                                                              122,051            117,686
                                                                              --------           --------
Shareholders' equity:
    Common stock, par value $0.01; 10,000,000 shares authorized;
    9,959,680 shares issued and outstanding in 1996 and 1995                       100                100
    Additional paid-in-capital                                                  59,440             59,423
    Retained earnings                                                           57,535             31,558
    Accumulated translation adjustments                                           (457)              (805)
                                                                              --------           --------
         Total shareholders' equity                                            116,618             90,276
                                                                              --------           --------
Total liabilities and shareholders' equity                                    $238,669           $207,962
                                                                              --------           --------

 See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF CASH FLOWS

Siliconix incorporated

Years ended December 31
(In thousands)                                               1996                   1995                   1994
                                                        ---------               --------               --------
Cash flows from operating activities:
Net income                                               $ 25,977               $ 24,221               $ 10,623
Adjustments to reconcile net income
    to net cash provided by operating activities:
    Depreciation and amortization                          17,976                 13,319                 11,895
    Deferred income taxes                                  (2,142)                (2,024)                     -
    Loss on disposal of property, plant, and equipment          -                      -                    314
    Other non-cash (income) and expenses                     (212)                   181                      -

Changes in operating assets and liabilities:
         Accounts receivable                                3,274                (10,678)                (5,370)
         Accounts receivable from affiliates               (3,709)                (5,781)                (1,385)
         Inventories                                       (3,453)                 4,326                    387
         Other current assets                              (1,897)                (3,511)                (1,345)
         Accounts payable                                   2,027                  9,134                  2,499
         Accounts payable to affiliates                    (1,350)                 7,485                  1,899
         Accrued liabilities                                3,582                 12,070                 10,004
                                                        ---------               --------               --------
Net cash provided by operating activities                  40,073                 48,742                 29,521
                                                        ---------               --------               --------
Cash flows from investing activities:
    Purchase of property, plant, and equipment            (39,511)              (28,196)               (25,030)
    Proceeds from sale of property, plant, and equipment       81                    35                    182
    Investment in joint venture                            (2,053)               (1,200)                     -
    Purchase of other assets                               (2,410)               (1,708)                (1,581)
    Short-term investment with affiliate                    5,059               (17,195)                     -
                                                        ---------               --------               --------
Net cash used in investing activities                     (38,834)              (48,264)               (26,429)
                                                        ---------               --------               --------
Cash flows from financing activities:
    Repayment of long-term debt                              (556)                 (646)                  (893)
    Repurchase of subordinated notes                            -                  (110)                  (150)
    Proceeds from restricted common stock                      17                   230                    180
                                                        ---------               --------               --------
Net cash used in financing activities                        (539)                 (526)                  (863)
                                                        ---------               --------               --------
Effect of exchange rate changes on cash and
      equivalents                                             988                  (182)                   (95)
                                                        ---------               --------               --------
Net increase (decrease) in cash and equivalents             1,688                  (230)                 2,134
Cash and equivalents:
    Beginning of year                                      10,513                10,743                  8,609
                                                        ---------               --------               --------
    End of year                                          $ 12,201              $ 10,513               $ 10,743
                                                        ---------               --------               --------

 See accompanying notes to consolidated financial statements.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. Organization and Significant Accounting Policies

 ORGANIZATION Siliconix incorporated (the "Company") was founded in 1962 and subsequently reincorporated on March 5, 1987 in Delaware. AEG Capital Corporation (AEG) owns 80.4% of the Company's outstanding common stock.

 CONSOLIDATION The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

 REVENUE RECOGNITION The Company records sales to original equipment manufacturers and distributors at the time of shipment. The Company records allowances against revenue for its standard distributor agreements which permit stock rotation and which provide price protection for distributors' inventory on hand when the Company reduces its published list prices.

 CASH AND EQUIVALENTS   Cash equivalents consist of short-term financial
instruments which are readily convertible to cash and have maturities of three months or less at the time of acquisition.

 SHORT-TERM INVESTMENTS Short-term investments consist of cash invested with Daimler Benz Capital Incorporated, an affiliated company, within its cash concentration system, whereby cash is pooled and invested on a short-term basis.

 INVENTORIES   Inventories are stated at the lower of cost (first in,
first out) or market.

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

 LONG-LIVED ASSETS During 1996, the Company adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived assets and for Long-Lived Assets to Be Disposed of." The provisions of SFAS No. 121 did not have a material effect on the Company's consolidated financial condition or results of operations.

 RESEARCH AND DEVELOPMENT Expenditures for research and development are charged to expense in the year incurred.

 FINANCIAL INSTRUMENTS AND CREDIT RISK Due to the short maturities and/or the variable interest rates of the Company's financial instruments, including cash and equivalents, short-term investments, accounts receivable, debt obligations, accounts payable, and accrued liabilities, the carrying amounts approximate the fair value of the instruments. The investment in Simconix is carried using the equity method since a reasonable estimate of the fair value could not be made without incurring excessive costs.

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

 A material portion of the Company's revenues in 1996, 1995, and 1994 were derived from the hard disk drive and personal computer markets. These markets have been historically somewhat volatile, as demand for the end-products in these markets has varied widely from time to time. If demand for these end-products should decrease significantly, the producers thereof could reduce their purchase of the Company's products which in turn could have a materially adverse effect on the Company's consolidated financial condition and results of operation.

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

 The Company is included in the consolidated federal and certain state tax returns of an affiliated company. In accordance with the income tax allocation policy of the affiliated company, federal and state taxes are determined as if the Company was associated only with its wholly owned subsidiaries, taking into account all tax credits and all carryback and carryforward items. For purposes of these consolidated financial statements, federal, state, and foreign income taxes have been allocated as if the Company's tax provision and related liability had been calculated on a separate return basis.

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

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 USE OF ESTIMATES Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

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

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 2.  RELATED PARTY TRANSACTIONS

 The Company is a member of the semiconductor division of the Daimler-Benz Microelectronics Group, a consortium of affiliated companies referred to as TEMIC Semiconductors. In addition to the Company, the other members of TEMIC Semiconductors are Telefunken Semiconductors, Matra MHS, and Dialog Semiconductor. The aim of TEMIC Semiconductors is to unify the activities of the member companies to provide efficiencies by eliminating the duplication of many functions and to bring greater value to end customers by allowing them to deal with one entity for their semiconductor purchasing needs. In order to achieve these goals, four sales companies were established in 1995, TEMIC North America, TEMIC Asia Pacific, TEMIC France, and TEMIC Germany. These companies were established to fulfill all sales responsibilities for TEMIC Semiconductors within their respective regions. TEMIC North America is a wholly owned subsidiary of Siliconix incorporated; TEMIC Asia Pacific is a division of TEMIC
(S) Pte. Ltd., a wholly owned subsidiary of Siliconix incorporated; TEMIC France is a wholly owned subsidiary of Matra MHS; and TEMIC Germany is a division of Telefunken Semiconductors. The sales companies function as agents of the manufacturing companies, namely Siliconix incorporated, Matra MHS, and Telefunken Semiconductors, through commission arrangements at a fixed percentage of sales. Under these agreements, the sales companies perform all sales related functions under their legal names; however, the sales companies function only in an agency role and the ownership of all sales, receivables, inventory, and risk of loss remains with the manufacturing companies.

 During 1996, TEMIC reorganized its semiconductors business unit into two operating product divisions, Discrete Components and Integrated Circuits.
The new operating structure is based on product groups and market segments and should allow TEMIC to manage the market's requirements more effectively. The Discrete Components division headquarters are located in Santa Clara, California, USA and the Integrated Circuits division is located in Heilbronn, Germany. The legally and financially autonomous subsidiaries of the TEMIC semiconductor business unit remained intact.

 Several significant transactions and agreements entered into between the Company and these affiliates are disclosed elsewhere in these consolidated financial statements and related notes. In addition, the following are other transactions between the Company and its affiliates during 1996, 1995, and 1994.

 Under the TEMIC sales structure, commissions received pertaining to the sale of affiliate products in the North America and Asia Pacific regions were $16,040,000 and $15,191,000 in 1996 and 1995, respectively, while commissions paid pertaining to the sale of the Company's products in Europe were $4,361,000 and $4,232,000 in 1996 and 1995, respectively. During 1994, the
Company entered into selling arrangements of a similar nature with related parties. Commissions received under these agreements were $10,944,000 while commissions paid were $3,777,000.

 During 1995, the Company began to participate in the cash concentration system established by Daimler-Benz North America (DBNA), an affiliated company, whereby cash is pooled and invested on a short-term basis with Daimler-Benz Capital Incorporated (DBCI), an affiliate of DBNA, to obtain a higher rate of return. At December 31, 1996 and 1995, cash balances of $12,136,000 and $17,195,000, respectively, were invested with DBCI. There are no restrictions related to the usage or withdrawal of these funds. Interest rates on the investment is based on the one-month LIBOR. Interest income earned for 1996 and 1995 totaled $421,000 and $410,000, respectively.

 During 1994, the Company received $300,000 from a related party under the terms of a joint research and development contract which expired at the end of the calendar year. For 1994, significant terms of the agreement included, but were not limited to, inspection of the project by the related party, assurance to the related party concerning the confidentiality of the technical information, and assurance that the results of the work provided do not affect any intellectual property rights of other third parties. There were no joint research and development contracts in 1996 or 1995.

 During 1996, 1995, and 1994, a related party was engaged to provide subcontract manufacturing services to the Company. Fees for these services were $4,467,000, $4,591,000, and $3,019,000, respectively.

 During 1996, 1995, and 1994, the Company entered into certain arrangements with related parties whereby the Company or the related party paid certain selling and administrative expenses. These expenses were then billed back on a periodic basis. During 1996, 1995, and 1994, the Company was reimbursed at cost, $14,740,000, $12,214,000, and $6,400,000, respectively, for selling and administrative expenses for related parties. During the same period, the Company reimbursed related parties at cost, $2,256,000, $2,223,000, and $2,702,000, respectively, for selling and administrative expenses. Management fee arrangements have been entered into by the Company and related parties to cover occupancy and administrative costs. During 1996, 1995, and 1994, management fees received by the Company were $712,000, $555,000, and $401,000, respectively, and fees paid by the Company were $1,853,000, $139,000, and $125,000, respectively. The management fee paid by the Company in 1996 included $1,670,000 related to legal, patent and licensing, and setup costs related to our Itzehoe plant in Germany.

 During 1996, the Company began to incur costs in connection with the set-up of the new Discrete Components division pertaining to the product lines of a related party. Costs for 1996 which were billed back to a related party totaled $1,768,000.

 Product sales to unconsolidated affiliates were $15,527,000, $8,358,000, and $5,022,000 during 1996, 1995, and 1994, respectively.

 Long-term debt includes a related party note of $34,570,000 with Daimler-Benz Capital Inc. (see Note 6). Interest expense for 1996, 1995, and 1994 was $2,005,000, $2,076,000, and $1,550,000, respectively.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 3. Simconix Joint Venture

 The Company continued to maintain the equal partnership with the Shanghai Institute of Metallurgy involving the assembly and test of LITTLE FOOT product in The People's Republic of China. Simconix exclusively assembles and tests die provided by the Company. In accordance with the joint venture agreement, which expires in the year 2003, the Company recognized $2,188,000 as its share of profits in Simconix in 1996 under the equity method of accounting. In fiscal 1995, the first year the Company recognized its share of profits in Simconix, $472,000 was recognized under the equity method of accounting. During 1996, an additional $2,053,000 was invested in the joint venture, increasing the carrying amount of the joint venture to $7,346,000. In order to obtain the best pricing, the Company acts as the purchasing agent of manufacturing equipment for Simconix and pays the vendors directly, with full reimbursement from Simconix.

 4. Inventories

Inventories consisted of the following:
December 31
(In thousands)                             1996                    1995
                                       --------                --------

Finished goods                          $ 6,105                 $ 5,931
Work-in-process                          18,838                  17,449
Raw materials                             5,219                   3,360
                                       --------                --------
                                        $30,162                 $26,740
                                       --------                --------

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 5. Income Taxes

 Income before taxes for the years ended December 31, 1996, 1995, and 1994 included earnings from foreign operations of $13,172,000, $12,242,000, and $7,329,000, respectively.

Income tax expense consisted of the following:

Years ended December 31
(In thousands)                                      1996           1995           1994
                                               ----------     ----------     ----------
Current:
    Federal                                     $  5,847       $  5,670       $  3,410
    State and local                                   54            148          1,031
    Foreign                                          719          1,542          1,289
    Less Benefit of net operating losses            (699)        (3,023)        (4,830)
                                               ----------     ----------     ----------

                                                   5,921          4,337            900
                                               ----------     ----------     ----------
Deferred:
    Federal                                        2,138         (2,024)             -
    State and local                               (3,394)                            -
    Foreign                                         (886)                            -
                                               ----------     ----------     ----------
                                                $ (2,142)      $ (2,024)             -
                                               ----------     ----------     ----------
                                                $  3,779       $  2,313       $    900
                                               ----------     ----------     ----------


Income tax expense differs from the amounts computed by applying the federal statutory income tax rate to pretax income as a result of the following:

Years ended December 31
(In thousands)                                                       1996           1995           1994
                                                                ---------      ---------       ---------
Computed "expected" tax expense                                 $  10,415      $  9,287        $  3,918
State taxes, net of federal benefit                                (2,171)            -               -
Reduction in beginning of the year valuation allowance             (3,743)       (4,345)         (2,046)
Foreign income taxable at different tax rate                         (291)       (2,743)         (1,203)
Income tax benefit attributable to foreign sales corporation         (614)         (675)              -
Other                                                                 183           789             231
                                                                ---------      ---------       ---------
                                                                   $3,779        $2,313         $  900

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

December 31
(In thousands)                                                                 1996            1995
                                                                               ----            ----

Deferred tax assets:
    Accrued expenses and reserves                                          $ 10,284        $ 10,409
    Net operating loss carryforwards                                              -           2,591
    Tax credit carryforwards                                                  8,900           7,000
                                                                           --------       ---------
         Total gross deferred tax assets                                     19,184          20,000
         Less valuation allowance                                            (3,780)        (10,242)
                                                                           --------       ---------
Net deferred tax assets                                                      15,404           9,758
                                                                           --------       ---------
Deferred tax liability:
    Plant and equipment, principally due to differences in depreciation     (10,227)         (7,734)
    Investment in joint venture                                              (1,011)              -
                                                                           --------       ---------

Total gross deferred tax liability                                          (11,238)         (7,734)
                                                                           --------       ---------
    Net deferred tax asset                                                 $  4,166        $  2,024
                                                                           --------       ---------

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 The net change in the total valuation allowance for the years ended December 31, 1996, and 1995, was a decrease of $6,462,000 and $3,979,000, respectively.

 At December 31, 1996 the Company had the following carryforwards for income tax purposes:

(In thousands)                                                                           Expires
                                                                                   -------------
Credits:
    Federal research and other business credits               $4,200               1998-2010
    California research and other business credits            $3,500               No expiration
    Alternative minimum tax credits                           $1,200               No Expiration


 Utilization of the federal credit carryforwards incurred prior to 1991 is limited on an annual basis under the Tax Reform Act of 1986 as a result of the ownership change in 1990.

 The Company has not provided for U.S. federal income taxes on $32.0 million of non U.S. subsidiaries' undistributed earnings as of December 31, 1996, because such earnings are intended to be reinvested indefinitely. If these earnings were distributed, the resulting U.S. income tax liability is currently not material.

 6.     Debt Obligations


The Company's debt obligations were as follows:
December 31
(In thousands)                                                    1996                1995
                                                                  ----                ----
Related party borrowings                                       $34,570             $34,570
Trade deferrals                                                  1,041               1,597
Guaranteed floating rate subordinated notes                      3,117               3,117
Unfunded retirement costs                                        1,742               1,954
                                                              --------            --------
Total debt                                                      40,470              41,238
Less current portion                                             1,041                 586
                                                              --------            --------
Long-term portion                                               39,429              40,652
Related party borrowings                                        34,570              34,570
                                                              --------            --------
Amounts due to other                                           $4,859              $ 6,082
                                                              --------            --------

  Borrowings from a related party are at a floating interest rate based on DBCI's cost of securing commercial paper, 5.81% at December 31, 1996. The related party note is due in 1999.

 The Company issued $3,601,000 long-term trade deferral notes bearing interest at the 12-month London Interbank Offered Rate (LIBOR) plus .5% (6.22% at December 31, 1996). The trade deferrals are guaranteed by an affiliated party, principal payments commenced in 1992, and the deferrals mature in 1997. These notes were issued as partial compensation for trade claims.

 The guaranteed floating rate subordinated notes bear interest at the 3-month LIBOR plus .5% and are due in 2005. The interest rate is fixed annually (5.32% at December 31, 1996). The notes are guaranteed by an affiliated party, are subordinated to all other obligations of the Company, and are redeemable at the Company's option.

Debt (excluding unfunded retirement costs) at December 31, 1996, matures according to the following schedule:
(In thousands)

1997              $1,041
1998                   -
1999              34,570
2000                   -
2001                   -
Thereafter         3,117
                 -------
Total            $38,728
                 -------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  Geographic and Industry Segment Reporting

    The Company is engaged primarily in the designing, marketing, and manufacturing of power and analog semiconductor products. No other separate class of products or services constitutes more than 10% of net sales. Sales to the mass storage and computer market represented approximately 16% of net sales in 1996, 24% in 1995, and 29% in 1994. Sales to the communication market increased to 13% of net sales in 1996, compared with 12% in 1995. A Japanese distributor accounted for 19% of net sales in fiscal 1996. The same distributor accounted for 13% of net sales in fiscal 1995. At December 31, 1996, accounts receivable from this distributor totaled $8,187,000.

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

Information about the Company's operations
by geographic area is shown in the following table:
Years ended December 31
(In thousands)                                                1996           1995           1994
                                                              ----           ----           ----
Sales to External Customers:
    North America                                         $   89,596      $  93,613      $  81,383
    Europe and Africa                                         71,739         64,897         49,330
    Japan                                                     51,065         31,944         19,347
    Asia Pacific                                              56,534         59,837         46,393
                                                          ----------     ----------      ---------
                                                          $  268,934     $  250,291      $ 196,453
                                                          ----------     ----------      ---------

Intercompany Sales (Eliminated in Consolidation):
    North America                                         $  141,390     $  134,764      $ 117,300
    Europe                                                     2,716          1,398          1,133
    Japan                                                      2,587          2,613          2,206
    Asia Pacific                                             103,318        100,234         88,786
                                                          ----------     ----------      ---------
                                                          $  250,011    $   239,009      $ 209,425
                                                          ----------     ----------      ---------

Operating Income:
    North America                                         $   14,571    $    18,019      $   7,480
    Europe and Africa                                          2,274          1,716          1,120
    Japan                                                       (194)            97            105
    Asia Pacific                                              12,073         10,413          6,647
    Eliminations and adjustments                               3,087         (1,406)        (1,204)
                                                          ----------     ----------      ---------
                                                          $   31,811    $    28,839      $  14,148
                                                          ----------     ----------      ---------

Identifiable Assets at December 31:
    North America                                         $  155,213    $   133,232      $ 124,853
    Europe                                                    14,929         18,679         13,875
    Japan                                                        351            342            646
    Asia Pacific                                              64,639         58,063         44,596
                                                          ----------     ----------      ---------
                                                             235,132        210,316        183,970

Eliminations and adjustments                                 (24,343)       (36,343)       (42,095)
Corporate assets                                              27,880         33,989         13,160
                                                          ----------     ----------      ---------

Total assets                                              $  238,669    $   207,962      $ 155,035
                                                          ----------     ----------      ---------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Leases and Commitments

At December 31, 1996, the future minimum commitments for all non-cancelable operating leases are as follows:
(In thousands)

1997                             $2,216
1998                              1,365
1999                                434
2000                                115
2001                                  5
Thereafter                          211
                                 ------
Total minimum lease payments     $4,346
                                 ------

   The Company leases land, office facilities, and equipment under operating leases. Operating rent expense was $4,599,000, $4,511,000, and $3,147,000 in 1996, 1995, and 1994, respectively.

   The Company entered into product license agreements which provide, among other things, that the Company make royalty payments based on sales of certain products at royalty rates as specified in the agreement. The product license agreements either have a fixed term or terminate upon expiration of the patents. There is no contractual limit to royalty payments. Royalty expense under these royalty agreements was $7,692,000, $7,467,000, and $6,208,000 in 1996, 1995, and 1994, respectively. Included in accrued liabilities are royalties payable of $2,454,000 and $2,900,000 at December 31, 1996 and 1995, respectively.

9. Employee Benefit Plans

    The profit sharing element of the Siliconix incorporated Retirement Plan Trust (the "Plan"). provides for annual contributions by the Company of up to 10% of consolidated income before taxes (as defined). Vesting in the Plan occurs ratably over a five-year period. Upon employee termination, non-vested contributions are forfeited and reduce the Company's current and/or future contributions to the Plan. The Company's contributions were $2,525,000, $2,242,000, and $986,000 in 1996, 1995, and 1994, respectively. The tax deferred savings element of the Plan allows eligible employees to contribute up to 15% of their compensation. The Company matches a portion of each participating employee's contribution. The Company's contributions were $1,266,000, $1,112,000, and $967,000 in 1996, 1995, and 1994, respectively.

    The Company maintains defined benefit pension plans in the United States and Taiwan. The Company's U. S. defined benefit pension plan is for employees who met specified age and service eligibility requirements on January 1, 1983. The Company's subsidiary in Taiwan has a defined benefit pension plan that covers substantially all of its employees.

    During 1994, the Europe Defined Benefit Plan was terminated. Per an agreement with the participants of the Plan, all vested benefits as well as 40% of the surplus (the amount by which plan assets exceeded the accumulated benefit obligation) were paid out to the participants with the remainder remitted to the Company, net of a 40% excise tax imposed by the UK's Inland Revenue Service.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the Plan's funded status and amounts recognized in the Company's balance sheets:
December 31
(In thousands)                                        1996           1995
                                                    --------       --------

Actuarial present value of benefit obligations:
Vested benefits obligation                          $   (590)      $   (659)
  Accumulated benefit obligation                      (1,954)        (1,955)
Projected benefit obligation (PBO)                    (3,458)        (3,369)
Plan assets at fair value                              1,257          1,104

Plan assets less PBO                                  (2,201)        (2,265)
Unrecognized net loss                                     66            174
Adjustment to recognize minimum liability               (196)          (450)
Unrecognized net transition asset at:
    January 1, 1987, recognized over 15 years            181            217
    January 1, 1989, recognized over 15 years            485            532
                                                    --------       --------
 Accrued pension cost                                 (1,665)        (1,792)
                                                    --------       --------

Plan assets consist primarily of guaranteed insurance contracts and managed trusts. Net pension cost included the following components:
Years ended December 31
(In thousands)                                     1996           1995           1994
                                                   ----           ----           ----
Service cost benefits earned during the year     $    209       $    204       $    229
Interest cost on PBO                                  239            241            585
Actual (gain) loss on plan assets                     (67)           (68)           205
Net amortization and deferral                          99             96           (832)
Loss on plan termination                                -              -            692
                                                 --------       --------       --------
Net pension expense                              $    480       $    473       $    879
                                                 --------       --------       --------

Assumptions used were:
    Discount rates                                 6.5%-7%       7 - 7.5%         6 - 7%
    Rates of increase in compensation levels            5%             6%         5 - 8%
    Expected long-term rate of return on assets    6.5%-7%       7 - 7.5%         6 - 9%
                                                 --------       --------       --------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.     Employee Stock Plan

    From 1973 through the fourth quarter of 1990, the Company's Board of Directors authorized the sale of restricted common stock to certain key employees and directors for initial payments below market values. Vested shares are subject to the Company's lifetime right of first refusal to purchase the shares. In the event the Company declines to purchase the shares, the difference between the fair market value at the date of issue and the price paid by the employee or director (the "delta") is paid to the Company. Fully vested shares outstanding under this plan at a delta of $3.06 per share at December 31, 1996, 1995, and 1994, were 96,945, 102,389, and
177,603, respectively. There were no shares issued under this plan during 1996, 1995, and 1994. Vested shares sold by employees during 1996, 1995, and 1994 were 5,444, 75,214, and 58,795, respectively, resulting in payments of $16,659, $230,155, and $179,913, respectively, to the Company which are included in additional paid-in-capital. During 1996, 1995, and 1994, no vested shares were sold to the Company.

11.    Contingencies

    The Company is party to two environmental proceedings. The first involves property that the Company vacated in 1972. The California Regional Water Quality Control Board (RWQCB) issued a cleanup and abatement order to both the Company and the current owner of the property. The Company subsequently reached a settlement of this matter with the current owner in which the current owner indemnifies the Company against any liability that may arise out of any governmental agency actions brought for environmental cleanup of the site, including liability arising out of the current cleanup and abatement order. The second proceeding involves the Company's current facility in Santa Clara. The RWQCB issued a clean up and abatement order based on the discovery of contamination of both the soil and the groundwater on the property by certain chemical solvents. The Company is currently engaged in certain remedial action and has accrued $750,000 for the estimated future costs related to this matter at December 31, 1996.

 In management's opinion, based on discussion with legal counsel and other considerations, the ultimate resolution of the above-mentioned matters will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

 The Company is engaged in discussions with various other parties regarding
patent licensing and cross patent licensing issues.   In the opinion of
management, the outcome of these discussions will not have a material adverse effect on the Company's consolidated financial condition or overall trends in the results of operations.

12. Supplemental Disclosure of Cash Flow Information

Years ended December 31
(In thousands)                                   1996           1995           1994
                                                 ----           ----           ----
Cash flow information:
    Interest paid                              $ 1,988        $ 2,322        $ 1,691
                                               -------        -------        -------
    Income taxes paid                          $ 1,470        $ 2,583        $   293
                                               -------        -------        -------

13.     History of Stock Price Ranges

    Siliconix incorporated common stock is traded on the NASDAQ Stock Market under the symbol SILI. Presented below are the highest and lowest "last trade" stock prices for the indicated quarters.

                         1996                               1995
                   High        Low                      High      Low

4th Quarter       $ 24 1/2    $ 17       4th Quarter  $ 40 1/2  $ 21 1/2
3rd Quarter         23 1/2      14 3/4   3rd Quarter    34 1/2    18 3/4
2nd Quarter         34 1/2      21 1/2   2nd Quarter    19 1/4    12
1st Quarter         45          29       1st Quarter    14        11 1/2