Form 10-K, Exhibit 13
period 1997-12-31
SILICONIX INC
filed 1998-03-31
CIK 90283

                                                                     EXHIBIT 13


FINANCIAL
HIGHLIGHTS

(In thousands, except per share and employment data)     1997         1996         1995
                                                       --------     --------     --------
Net sales                                              $321,551     $268,934     $250,291

Gross profit                                           $127,115     $107,109     $ 98,186

Research and development expense                       $ 17,813     $ 20,823     $ 19,067

Selling, marketing, and administration expense         $ 65,322     $ 54,475     $ 50,280

Interest expense                                       $  2,383     $  2,390     $  2,572

Other (income) expense, net                            $     78     $   (335)    $   (267)

Income before income taxes                             $ 41,519     $ 29,756     $ 26,534

Income taxes                                           $  8,507     $  3,779     $  2,313

Net income                                             $ 33,012     $ 25,977     $ 24,221
                                                       --------     --------     --------

Net income per share (basic and diluted)               $   3.31     $   2.61     $   2.43
                                                       --------     --------     --------

Total assets                                           $281,509     $238,669     $207,962
                                                       --------     --------     --------

Shareholders' equity                                   $149,550     $116,618     $ 90,276
                                                       --------     --------     --------

Year-end worldwide employment                             1,266        1,228        1,269
                                                       --------     --------     --------

FIVE-YEAR SUMMARY
OF SELECTED
FINANCIAL DATA

Siliconix incorporated
(In thousands, except per share and employment data)       1997           1996           1995           1994           1993
                                                        ---------      ---------     ----------      ---------      ---------
Net sales                                               $ 321,551      $ 268,934     $  250,291      $ 196,453      $ 170,282

Operating income                                        $  43,980      $  31,811     $   28,839      $  14,148      $   9,283

Income before extraordinary gain                        $  33,012      $  25,977     $   24,221      $  10,623      $   6,359

Extraordinary gain                                              -              -              -              -            863

Net income                                              $  33,012      $  25,977     $   24,221      $  10,623      $   7,222
                                                        ---------      ---------     ----------      ---------      ---------
Per share data:
 Income before extraordinary gain                       $    3.31      $    2.61     $     2.43      $    1.07      $    0.64

 Extraordinary gain                                              -              -              -              -          0.09

 Net income (basic and diluted)                         $    3.31      $    2.61     $     2.43      $    1.07      $    0.73
                                                        ---------      ---------     ----------      ---------      ---------

Shares used to compute basic and diluted
 net income per share                                       9,960          9,960          9,960          9,960          9,960

Total assets                                            $ 281,509      $ 238,669      $ 207,962      $ 155,035      $ 130,256

Capital expenditures                                    $  40,244      $  39,511      $  28,196      $  25,030      $  18,454

Total long-term debt, including related party           $  38,457      $  39,429      $  40,652      $  40,834      $  41,523

Year-end worldwide employment                               1,266          1,228          1,269          1,172          1,211
                                                        ---------      ---------     ----------      ---------      ---------


An extraordinary gain was recognized in 1993 as a result of the repurchase of guaranteed floating rate subordinated notes.

QUARTERLY
FINANCIAL
DATA

Unaudited
(In thousands, except per share data)
                                          1997                                   1996

                          Fourth     Third    Second     First     Fourth    Third    Second    First
                          -------   -------   -------   -------   -------   -------   -------  -------
Net sales                 $90,355   $80,960   $80,024   $70,212   $72,761   $62,033   $64,079  $70,061

Gross profit              $37,698   $32,112   $30,209   $27,096   $28,065   $24,262   $26,100  $28,682

Net income                $ 9,665   $ 8,374   $ 8,033   $ 6,940   $ 7,016   $ 5,888   $ 6,254  $ 6,819

Net income per share
(basic and diluted)       $  0.97   $  0.84   $  0.81   $  0.70   $  0.70   $  0.59   $  0.63  $  0.68

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

     Siliconix (the "Company") is engaged in designing, manufacturing, and marketing power and analog semiconductor products. The Company is organized into three business units: Power MOSFET, Power IC, and Signal Processing. Power MOSFET is the producer of low-voltage, surface-mount Power MOSFET products primarily used for the communication, computer, and automotive markets. Power IC focuses on Power Integrated Circuits used in communication and data storage applications. Signal Processing manufactures a wide array of commodity products such as Analog Switches, Low Power MOSFETs, and JFETs for industrial and consumer markets.

     The Company's 1997 results represent the eighth consecutive year of record revenues and the fourth consecutive year of record earnings. Fiscal 1997 net income of $33.0 million represents a growth of 27% and 36% over fiscal 1996 and fiscal 1995, respectively.

     During 1997, the Company responded to the increasing demand for Power MOSFET products by starting a new six-inch wafer fabrication facility ("FAB") in Itzehoe, Germany. The FAB, leased by TEMIC Semiconductor GmbH, a German corporation and related party, is operated and managed by the Company (see
Note 2 of Notes to Consolidated Financial Statements).

     The Company further expanded its product offering in surface mount Power MOSFET products during 1997 and increased this business by 27%. This increase was driven by strong demand for the Company's proprietary TrenchFETs-Registered Trademark- for the worldwide communication and computer markets. These market segments are subject to demand fluctuations which may adversely impact the Company's future business performance.

     Subsequent to year end, the 80.4% interest in Siliconix owned by Daimler-Benz was sold to a wholly-owned subsidiary of Vishay Intertechnology, Inc. ("Vishay") of Malvern, Pennsylvania. The Company's products will continue to be marketed with the Siliconix brand name under the Vishay umbrella.

Revenues

     Fiscal 1997 revenue of $321.6 million increased 20% over 1996 and 28% over 1995. This growth is attributable to the strong demand for the Company's Power MOSFET LITTLE FOOT product family used primarily in power management of portable communication and computer equipment. These market segments showed strong bookings during the first three quarters of fiscal 1997; however, during the fourth quarter of 1997, bookings slowed down due to market uncertainties. This slowdown in bookings resulted in a decline in backlog by the end of the fourth quarter of 1997 and will impact revenues negatively in at least the first quarter of 1998 in comparison to the fourth quarter of 1997 and perhaps thereafter. In addition, it appears that earnings per share in the first quarter of 1998 will decline sharply in comparison to the fourth quarter and first quarter of 1997.

     Revenues for the commodity product lines increased 6% during 1997 to $74.6 million despite significant price erosion, especially for Low Power MOSFETs. Revenues for these commodity products are expected to remain flat during 1998 due to the maturity of the product offering.

     The Company operates in all major geographic regions of the
semiconductor industry.   The following is a summary of the Company's revenue
by region:

               1997           1996            1995
               ----           ----            ----
North America  36%            33%             37%
Europe         28%            27%             26%
Japan          10%            19%             13%
Asia Pacific   26%            21%             24%

     During 1997, revenues in all regions, except Japan, experienced strong year to year growth. Asia Pacific was the fastest growing region with a 48%
revenue increase over 1996 and 40% increase over 1995.    Europe had revenue
growth of 26% and 39% over 1996 and 1995, respectively. North America experienced a revenue increase of 27% over 1996 and 22% over 1995. The growth in these regions was driven by the communication and portable computer markets. Japan experienced a decline in revenues of 35% from 1996 and an increase in revenues of 4% over 1995. The decline in Japan during 1997 is attributable to substantial price pressure from local competitors due to leveraging of underutilized DRAM capacities for the production of Power MOSFET products and the prolonged weakness of the yen against the dollar throughout 1997. The Company does not anticipate any change in the competitiveness of the Japanese market during 1998.

Gross Profit

     Gross profit as a percentage of net sales was 40% in 1997 and 1996, and 39% in 1995. The Company continued to face substantial price pressures
worldwide during 1997, especially in Japan.   A strong U.S. dollar against
all Asian and European currencies contributed to this pressure, especially in the last half of 1997. The Company also incurred start-up expenses of $9.2 million for the FAB in Itzehoe, Germany. The Company was able to fully offset these effects through introduction of new leading edge products, its large-scale manufacturing content in low cost countries, a strong technology position, and economies of scale.

     During 1997, the Company executed its strategy of increasing capacity for its planar Power MOSFET technology through the FAB in Germany, while increasing the production volume for its proprietary Trench and BICDMOS technologies by 88% over 1996. This increase in production volume was realized by capital investments in additional capacity and, more importantly, by utilizing higher cell density TrenchFET technology to further reduce die size by up to 30%, yielding more output and cost reductions. The Company was also able to reduce mask steps in various manufacturing processes resulting in further cost reductions.

     The Company continued its strategy of a strong manufacturing presence in various low cost locations in Asia during 1997. The Company successfully transferred its JFET wafer production from its four-inch wafer fab in Santa Clara to a third-party foundry in Beijing, China. The Company will continue to produce the remaining processes in the four-inch fab until a suitable alternative is identified.

     Royalty expense as a percentage of revenues declined slightly during the last three years as the Company continues to shift new products to its proprietary technologies. This trend is expected to continue during 1998 and beyond.

Research and Development

     Research and development expenses decreased 14% in 1997 to $17.8 million compared to $20.8 million in 1996 and $19.1 million in 1995. This decrease was due to agreements in which the Company was reimbursed for certain expenses by a related party (see Note 2 of Notes to Consolidated Financial Statements). Additionally, there was a reduction in spending during 1997 due to cost controls. Research and development expense is expected to increase in 1998 from 1997 as the Company continues to commit significant resources to the further development of higher cell density TrenchFET technology.

Selling, Marketing, and Administration

     Selling, marketing, and administration expenses increased 20% over last year to $65.3 million as compared to $54.5 million in 1996 and $50.3 million in 1995. The increase in 1997 of $10.8 million was driven by an increased focus on key customer account management, primarily in the marketing and sales functions, as well as overall employee retention programs in the highly competitive California job market.

    Interest expense for 1997 remained flat at $2.4 million compared to 1996, as short-term market rates have not fluctuated significantly over the past year. Interest expense for 1996 decreased 7% from 1995 as short-term interest rates in 1996 were lower than rates during 1995.

Income Tax

    Income tax expense increased to $8.5 million for fiscal 1997 as compared to $3.8 million for fiscal 1996 and $2.3 million for fiscal 1995 primarily due to the increase in earnings before taxes. In addition, the increase in 1997 from 1996 is due to the depletion of net operating loss carryforwards at the end of 1996.

Financial Condition, Liquidity, and Capital Resources

    Cash and cash equivalents and short-term investment with an affiliate were $18.8 million at the end of 1997 as compared to $24.3 million at the end of 1996, a decrease of $5.5 million or 23%. This decrease is attributable to cash used in investing and financing activities exceeding cash provided by operating activities. The Company continues to fund all of its investing and financing activities from cash flows from operations.

    Accounts receivable increased $15.3 million or 41% compared to 1996 primarily due to the overall increase in sales for 1997 as well as an increase in international sales which typically allow for longer payment terms than domestic sales.

    Net affiliate accounts receivable/payable decreased $6.8 million from 1996 mainly due to timing of cash received from unconsolidated affiliates.

    Inventories increased $12.2 million or 40% over 1996 primarily due to the addition of manufacturing capacity, including the FAB in Itzehoe, Germany, to support 1998 expected revenue growth. In addition, inventory increased as the Company satisfied contractual requirements with key customers to maintain certain levels of safety stock.

    Other current assets increased $3.5 million or 44% over 1996 due to purchases of equipment and supplies on behalf of the Company's subcontractors in Taiwan and Germany, which are reimbursed at cost.

    Capital expenditures were $40.2 million in 1997 as compared to $39.5 million in 1996. These related mostly to additions for plant capacity expansion, new technology, and regulatory compliance. Capital spending in 1998, funded from cash provided by operating activities, is expected to exceed the 1997 level.

    Other assets increased $3.4 million over 1996 mainly due to the recognition of earnings under the equity method of accounting for the investment in Simconix, the Company's joint venture in The People's Republic of China (see Note 3 of Notes to Consolidated Financial Statements).

    Current liabilities increased $8.1 million or 10% over 1996 mainly due to the increase in accounts payable for capital equipment received before the close of the fiscal year. In addition, the difference is attributed to the timing of cash remittances made to subcontractors in Taiwan and Germany.

    Although the Company has available cash and cash equivalents and short-term investment with affiliate of $18.8 million at the end of 1997, cash and short-term investments with affiliate will decrease in the first quarter of 1998 to fund capital expenditures, royalty payments, commissions, and yearly management and employee bonuses. Management expects 1998 cash flows from operations to be sufficient to fund investments in capital expenditures and research and development.

New Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and presentation of comprehensive income and its components in the financial statements. It requires that a company classify items or other comprehensive income, as defined by accounting standards, by their nature in a financial statement. This statement is effective for fiscal years beginning after December 15, 1997. The effect of SFAS No. 130 will not be material to the Company's financial statement disclosure.

   In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement, effective for fiscal years beginning after December 15, 1997, establishes standards for an enterprise to report information about operating segments in annual financial statements and interim financial reports. The segment information required to be disclosed under SFAS No. 131 is expected to be more comprehensive than previously provided, including expanded disclosure of income statement and balance sheet items for each of its reportable operating segments. However, the Company has not yet determined the impact of this statement on the Company's financial statement disclosure.

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

Variable Demand

    The semiconductor industry has historically been highly cyclical and has been subject to significant downturns at various times that have been characterized by diminished product demand. Reduced demand for the Company's products could have an adverse effect on the Company's business and operating results. The Company experienced a slowdown in bookings in the fourth quarter of 1997 attributable to market uncertainties. This slowdown will negatively impact revenues in the first quarter of 1998 in comparison to the fourth quarter of 1997 and perhaps thereafter. In addition, it appears that earnings per share in the first quarter of 1998 will decline sharply in comparison to the fourth quarter and first quarter of 1997.

Political and Economic Considerations

    In recent years, a large and increasing portion of the Company's net sales, operating profits, manufacturing production, and growth have come from its international operations. As a result, the Company's business activities and its results could be significantly affected by the policies of foreign governments and prevailing political, social, and economic conditions. In Asia Pacific, 1997 revenues were not materially impacted by the widespread weakness in Asian currencies and it is not certain what the long-term effect of the weakness of Asian currencies and the liquidity situation will be on our business.

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

Year 2000 Compliance

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. Although the Company believes that its products and systems are Year 2000 compliant, the Company utilizes third-party equipment and software that may not be Year 2000 compliant. Failure of such third-party equipment or software to operate properly with regard to the Year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business and operating results. Furthermore, the purchasing patterns of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products and services such as those offered by the Company, which could have a material adverse effect on the Company's business and operating results.

CONSOLIDATED
FINANCIAL
STATEMENTS

STATEMENTS OF OPERATIONS
Siliconix incorporated

Years ended December 31
(In thousands, except per share data)                     1997           1996           1995
                                                       ----------     ----------     ----------
Net sales                                              $  321,551     $  268,934     $  250,291
Cost of sales                                             194,436        161,825        152,105
                                                       ----------     ----------     ----------
Gross profit                                              127,115        107,109         98,186

Operating expenses:
 Research and development                                  17,813         20,823         19,067
 Selling, marketing, and administration                    65,322         54,475         50,280
                                                       ----------     ----------     ----------

Operating income                                           43,980         31,811         28,839

Interest expense                                            2,383          2,390          2,572
Other (income) expense, net                                    78           (335)          (267)
                                                       ----------     ----------     ----------

Income before income taxes                                 41,519         29,756         26,534
Income taxes                                                8,507          3,779          2,313
                                                       ----------     ----------     ----------

Net income                                              $  33,012      $  25,977      $  24,221
                                                       ----------     ----------     ----------

Net income per share (basic and diluted)                $    3.31      $    2.61      $    2.43
                                                       ----------     ----------     ----------

Shares used to compute basic and diluted
earnings per share                                          9,960          9,960          9,960
                                                       ----------     ----------     ----------


See accompanying Notes to Consolidated Financial Statements.

BALANCE SHEETS
Siliconix incorporated

As of December 31
(In thousands, except share data)                         1997           1996
                                                       ----------     ----------
Assets
Current assets:
 Cash and cash equivalents                             $   10,249     $   12,201
 Short-term investment with affiliate                       8,586         12,136
 Accounts receivable, less allowances of
   $11,923 in 1997 and $8,605 in 1996                      52,310         37,044
 Accounts receivable from affiliates                        8,247         14,802
 Inventories                                               42,356         30,162
 Other current assets                                      11,592          8,044
 Deferred income taxes                                      6,481          5,314
                                                        ---------      ---------
  Total current assets                                    139,821        119,703
                                                        ---------      ---------

Property, plant, and equipment, at cost:
 Land                                                       1,174          1,183
 Buildings and improvements                                45,724         42,672
 Machinery and equipment                                  221,014        187,791
                                                        ---------      ---------
                                                          267,912        231,646
 Less accumulated depreciation                            141,514        124,524
                                                        ---------      ---------
  Net property, plant, and equipment                      126,398        107,122
Other assets                                               15,290         11,844
                                                        ---------      ---------
Total assets                                           $  281,509     $  238,669
                                                        ---------      ---------
Liabilities and Shareholders' Equity
Current liabilities:
 Current portion of debt obligations                   $        -     $    1,041
 Accounts payable                                          31,421         26,286
 Accounts payable to affiliates                            11,334         11,115
 Accrued payroll and related compensation                  13,970         13,614
 Accrued liabilities                                       32,877         29,418
                                                        ---------      ---------
  Total current liabilities                                89,602         81,474

Long-term related party debt                               34,570         34,570
Long-term debt, less current portion                        3,887          4,859
Deferred income taxes                                       3,900          1,148
                                                        ---------      ---------
 Total liabilities                                        131,959        122,051
                                                        ---------      ---------

Shareholders' equity:
 Common stock, par value $0.01; 10,000,000 shares
   authorized; 9,959,680 shares issued and outstanding
   in 1997 and 1996                                           100            100
 Additional paid-in-capital                                59,482         59,440
 Retained earnings                                         90,547         57,535
 Accumulated translation adjustments                         (579)          (457)
                                                        ---------      ---------
 Total shareholders' equity                               149,550        116,618
                                                        ---------      ---------
Total liabilities and shareholders' equity             $  281,509     $  238,669
                                                        ---------      ---------


See accompanying Notes to Consolidated Financial Statements.

STATEMENT OF SHAREHOLDERS' EQUITY

Siliconix incorporated
Years ended December 31, 1997
(In thousands)                                                         Additional                     Accumulated        Total
                                             Common Stock at Par        Paid-in-       Retained       Translation     Shareholders'
                                             Shares        Amount       Capital        Earnings       Adjustments        Equity
                                             --------------------------------------------------------------------------------------
Balances at December 31, 1994                9,960         $  100      $  59,193       $  7,337       $   (748)     $  65,882
Net income                                       -              -              -         24,221              -         24,221
Proceeds from restricted
 common stock                                    -              -            230              -              -            230
Currency translation adjustments                 -              -              -              -            (57)           (57)
                                             --------------------------------------------------------------------------------------

Balances at December 31, 1995                9,960            100         59,423         31,558           (805)        90,276
Net income                                       -              -              -         25,977              -         25,977
Proceeds from restricted
 common stock                                    -              -             17              -              -             17
Currency translation adjustments                 -              -              -              -            348            348
                                             --------------------------------------------------------------------------------------

Balances at December 31, 1996                9,960            100         59,440         57,535           (457)       116,618
Net income                                       -              -              -         33,012              -         33,012
Proceeds from restricted
 common stock                                    -              -             42              -              -             42
Currency translation adjustments                 -              -              -              -           (122)          (122)
                                             --------------------------------------------------------------------------------------

Balance at December 31, 1997                 9,960         $  100      $  59,482      $  90,547       $  (579)      $ 149,550

See accompanying Notes to Consolidated Financial Statements.

STATEMENTS OF CASH FLOWS
Siliconix incorporated

Years ended December 31
(In thousands)                                                  1997           1996           1995
                                                             ---------      ---------      ---------
Cash flows from operating activities:
Net income                                                   $  33,012      $  25,977      $  24,221
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Depreciation and amortization                                  23,437         17,976         13,319
 Deferred income taxes                                           1,585         (2,142)        (2,024)
 Payment of pension benefits                                    (1,467)           (77)           (38)
 Undistributed earnings from joint venture                      (3,542)        (2,188)          (472)
 Other non-cash (income) and expenses                              706           (135)           219
 Changes in operating assets and liabilities:
  Accounts receivable                                          (14,972)         3,274        (10,678)
  Accounts receivable from affiliates                            6,555         (3,709)        (5,781)
  Inventories                                                  (12,192)        (3,453)         4,326
  Other current assets                                          (1,497)           291         (3,039)
  Accounts payable                                               5,123          2,027          9,134
  Accounts payable to affiliates                                   219         (1,350)         7,485
  Accrued liabilities                                            3,762          3,582         12,070
                                                             ---------      ---------      ---------

Net cash provided by operating activities                       40,729         40,073         48,742
                                                             ---------      ---------      ---------

Cash flows from investing activities:
 Purchase of property, plant, and equipment                    (40,244)       (39,511)       (28,196)
 Proceeds from sale of property, plant, and equipment              347             81             35
 Investment in joint venture                                         -         (2,053)        (1,200)
 Purchase of other assets                                       (4,982)        (2,410)        (1,708)
 Short-term investment with affiliate                            3,550          5,059        (17,195)
                                                             ---------      ---------      ---------

Net cash used in investing activities                          (41,329)       (38,834)       (48,264)
                                                             ---------      ---------      ---------

Cash flows from financing activities:
 Repayment of long-term debt                                         -           (556)          (646)
 Repayment of short-term debt                                   (1,041)             -              -
 Repurchase of subordinated notes                                    -              -           (110)
 Proceeds from restricted common stock                              42             17            230
                                                             ---------      ---------      ---------

Net cash used in financing activities                             (999)          (539)          (526)
                                                             ---------      ---------      ---------

Effect of exchange rate changes on cash and cash equivalents      (353)           988           (182)
                                                             ---------      ---------      ---------

Net increase (decrease) in cash and cash equivalents            (1,952)         1,688           (230)

Cash and cash equivalents:
Beginning of year                                               12,201         10,513         10,743
                                                             ---------      ---------      ---------

End of year                                                  $  10,249      $  12,201      $  10,513
                                                             ---------      ---------      ---------

----------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information:
Interest paid                                                $   2,263      $   1,988      $   2,322
Income taxes paid                                            $   3,893      $   1,470      $   2,583

----------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

NOTES TO
CONSOLIDATED FINANCIAL
STATEMENTS


Note 1 Organization and Significant Accounting Policies

Organization

   The Company was founded in 1962 and subsequently reincorporated on March 5, 1987 in Delaware. AEG Capital Corporation is the record holder of 80.4% of the Company's outstanding common stock as of December 31, 1997 (see Note 12 of Notes to Consolidated Financial Statements).

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

Cash and Cash Equivalents

   Cash equivalents consist of short-term financial instruments which are readily convertible to cash and have maturities of three months or less at the time of acquisition.

Short-Term Investments

   Short-term investments consist of cash invested with Daimler-Benz Capital Incorporated ("DBCI"), an affiliated company as of December 31, 1997, within its cash concentration system, whereby cash is pooled and invested on a short-term basis (see Note 12 of Notes to Consolidated Financial Statements).

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

Financial Instruments and Credit Risk

   Due to the short maturities and/or the variable interest rates of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, debt obligations, accounts payable, and accrued liabilities, the carrying amounts approximate the fair value of the instruments.

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

   A material portion of the Company's revenues in 1997, 1996, and 1995 were derived from the worldwide communication and computer markets. These markets have been historically somewhat volatile, as demand for the end-products in these markets has varied widely from time to time. If demand for these end-products should decrease significantly, the producers thereof could reduce their purchase of the Company's products which in turn could have a materially adverse effect on the Company's consolidated financial position and results of operations.

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

   The Company has not provided for U.S. federal income taxes on $50.3 million of non-U.S. subsidiaries' undistributed earnings as of December 31, 1997, because such earnings are intended to be reinvested outside the United States indefinitely. The deferred tax on this undistributed amount has not been determined as it is not practicable.

   At December 31, 1997, the Company is included in the consolidated federal and certain state tax returns of an affiliated company. In accordance with the income tax allocation policy of the affiliated company, federal and state taxes are determined as if the Company was associated only with its wholly owned subsidiaries, taking into account all tax credits and all carryback and carryforward items. For purposes of these consolidated financial statements, federal, state, and foreign income taxes have been allocated as if the Company's tax provision and related liability had been calculated on a separate return basis (see Note 12 of Notes to Consolidated Financial Statements).

Net Income per Share

   In 1997, the Company adopted SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires the presentation of basic earnings per share ("EPS") and, for companies with complex capital structures, diluted EPS. The Company has presented the accompanying consolidated financial statements under the provisions of SFAS No. 128. The effect of SFAS No. 128 was not material to the Company's financial statements.

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

New Accounting Pronouncements

   In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and presentation of comprehensive income and its components in the financial statements. It requires that a company classify items or other comprehensive income, as defined by accounting standards, by their nature in a financial statement. This statement is effective for fiscal years beginning after December 15, 1997. The effect of SFAS No. 130 will not be material to the Company's financial statement disclosure.

   In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement, effective for fiscal years beginning after December 15, 1997, establishes standards for an enterprise to report information about operating segments in annual financial statements and interim financial reports. The segment information required to be disclosed under SFAS No. 131 is expected to be more comprehensive than previously provided, including expanded disclosure of income statement and balance sheet items for each of its reportable operating segments. However, the Company has not yet determined the impact of this statement on the Company's financial statement disclosure.

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

Reclassification

   Certain reclassifications were made to the 1995 and 1996 balances to conform with the 1997 presentation.

Note 2 Related Party Transactions

   At December 31, 1997, the Company is a member of the semiconductor division of the Daimler-Benz Microelectronics Group, a consortium of affiliated companies referred to as TEMIC Semiconductors. In addition to the Company, the other members of TEMIC Semiconductors are Telefunken Semiconductors, Matra MHS, and Dialog Semiconductor. The aim of TEMIC Semiconductors is to unify the activities of the member companies to provide efficiencies by eliminating the duplication of many functions and to bring greater value to end customers by allowing them to deal with one entity for their semiconductor purchasing needs. In order to achieve these goals, four sales companies were established in 1995, TEMIC North America, TEMIC Asia Pacific, TEMIC France, and TEMIC Germany. These companies were established to fulfill all sales responsibilities for TEMIC Semiconductors within their respective regions. TEMIC North America is a wholly owned subsidiary of Siliconix incorporated; TEMIC Asia Pacific is a division of TEMIC (S) Pte. Ltd., a wholly owned subsidiary of Siliconix incorporated; TEMIC France is a wholly owned subsidiary of Matra MHS; and TEMIC Germany is a division of Telefunken Semiconductors. The sales companies function as agents of the manufacturing companies, namely Siliconix incorporated, Matra MHS, and Telefunken Semiconductors, through commission arrangements at a fixed percentage of sales. Under these agreements, the sales companies perform all sales related functions under their legal names; however, the sales companies function only in an agency role and the ownership of all sales, receivables, inventory, and risk of loss remains with the manufacturing companies.

   TEMIC Semiconductors business unit is organized into two operating product divisions, Discrete Components and Integrated Circuits. The operating structure is based on product groups and market segments and this allows TEMIC to manage the market's requirements more effectively. The Discrete Components division headquarters are located in Santa Clara, California, USA and the Integrated Circuits division is located in Heilbronn, Germany. The legally and financially autonomous subsidiaries of the TEMIC Semiconductors business unit remain intact.

   Several significant transactions and agreements entered into between the Company and these affiliates are disclosed elsewhere in these consolidated financial statements and related notes. In addition, the following are other transactions between the Company and its affiliates during 1997, 1996, and 1995.

   Under the TEMIC sales structure, commissions received pertaining to the sale of affiliate products in the North America and Asia Pacific regions were $15,017,000, $16,040,000 and $15,191,000 in 1997, 1996, and 1995,
respectively, while commissions paid pertaining to the sale of the Company's products in Europe were $5,472,000, $4,361,000, and $4,232,000 in 1997, 1996, and 1995, respectively. In 1997, the Company also paid $2,497,000 in commissions to affiliates of Daimler-Benz for the sale of the Company's products. These commission amounts are included in selling, marketing, and administration expenses in the accompanying Statements of Operations.

   The Company participated in a cash concentration system established by Daimler-Benz North America ("DBNA"), an affiliated company, whereby cash is pooled and invested on a short-term basis with DBCI, an affiliate of DBNA, to obtain a higher rate of return. At December 31, 1997 and 1996, cash balances of $8,586,000 and $12,136,000, respectively, were invested with DBCI. There are no restrictions related to the usage or withdrawal of these funds. Interest rates on the investment are based on the one-month LIBOR. Interest income earned for 1997, 1996, and 1995 totaled $480,000, $421,000, and
$410,000, respectively. These interest income amounts are included in other income in the accompanying Statements of Operations.

   During 1997, the Company received $1,127,000 from a related party for research and development contracts. Significant terms of these agreements included, but were not limited to, project coordination by the Company, project inspection by the related party, and assurance to the related party concerning the confidentiality of the technical information. This amount is included in research and development expenses in the accompanying Statements of Operations.

   During 1997, 1996, and 1995, a related party was engaged to provide subcontract manufacturing services to the Company. Fees for these services were $9,020,000, $4,467,000, and $4,591,000, respectively. The amount paid in 1997 includes subcontract manufacturing fees for the Itzehoe fabrication facility which began production during the third quarter of 1997. During 1997, the Company also paid $9,226,000 to a related party for operating costs incurred by the Itzehoe facility during the pre-production period. These subcontract fees and operating costs are included in cost of sales in the accompanying Statements of Operations. The Company is committed to pay for operating costs, regardless of the extent of actual manufacturing output, until December 31, 2007.

   The Company entered into certain arrangements with related parties whereby the Company or the related party paid certain selling and administration expenses. These expenses were then billed back on a periodic basis. During 1997, 1996, and 1995, the Company was reimbursed at cost, $11,113,000, $14,740,000, and $12,214,000, respectively, for selling and administrative expenses for related parties. During the same periods, the Company reimbursed related parties at cost, $1,636,000, $2,256,000, and $2,223,000, respectively, for selling and administrative expenses. These selling and administrative amounts are included in selling, marketing, and administration expenses in the accompanying Statements of Operations. Management fee arrangements have been entered into by the Company and related parties to cover occupancy and administrative costs. During 1997, 1996, and 1995, management fees received by the Company were $343,000, $712,000, and $555,000, respectively, and fees paid by the Company were $183,000, $1,853,000, and $139,000, respectively. The management fee paid by the Company in 1996 included $1,670,000 related to legal, patent and licensing, and setup costs related to the Itzehoe plant in Germany. These management fees are included in selling, marketing, and administration expenses in the accompanying Statements of Operations.

   During 1996, the Company incurred costs in connection with the set-up of the new Discrete Components division pertaining to the product lines of a related party. Costs for 1996 which were billed back to a related party totaled $1,768,000. This amount is included in selling, marketing, and administration expenses in the accompanying Statements of Operations.

   The Discrete Components and Integrated Circuits Divisions incur certain selling, marketing, and administration costs on behalf of the entire TEMIC

Semiconductors business unit. In 1997, the Company entered into an arrangement whereby the Company paid certain selling, marketing, and administration expenses for the Discrete Components Division and a related party paid these expenses for the Integrated Circuits Division. The Company and the related party agreed upon fixed fees for these expenses which were then billed back on a periodic basis. During 1997, the Company received $4,839,000 for selling, marketing, and administration expenses for the Discrete Components Division. During the same period, the Company paid $1,130,000 to a related party for selling, marketing, and administration expenses for the Integrated Circuits Division. These amounts are included in selling, marketing, and administration expenses in the accompanying Statements of Operations.

   Product sales to unconsolidated affiliates were $10,692,000, $15,527,000, and $8,358,000 during 1997, 1996, and 1995, respectively. These amounts are included in net sales in the accompanying Statements of Operations.

   Long-term debt includes a related party note of $34,570,000 with DBCI (see
Note 6 of Notes to Consolidated Financial Statements). Interest expense relating to this debt for 1997, 1996, and 1995 was $2,119,000, $2,005,000, and $2,076,000, respectively, and these amounts are included in interest expense in the accompanying Statements of Operations.

Note 3 Simconix Joint Venture

   The Company continued to maintain the equal partnership with the Shanghai Institute of Metallurgy involving the assembly and test of the LITTLE FOOT product in The People's Republic of China. Simconix exclusively provides back-end manufacturing on die provided by the Company. In accordance with the joint venture agreement, which expires in 2003, the Company recognized $3,542,000, $2,188,000, and $472,000, as its share of profits in Simconix in 1997, 1996, and 1995, respectively, under the equity method of accounting. The carrying amount of the joint venture was $10,888,000 and $7,346,000 at December 31, 1997 and 1996, respectively. In order to obtain the best pricing, the Company acts as the purchasing agent of manufacturing equipment for Simconix and pays the vendors directly, with full reimbursement from Simconix.

Note 4 Inventories

Inventories consisted of the following:
December 31
(In thousands)                          1997           1996
                                       -------       -------
Finished goods                         $11,758       $ 6,105
Work-in-process                         26,432        18,838
Raw materials                            4,166         5,219
                                       -------       -------
                                       $42,356        $30,162
                                       -------       -------

Note 5 Income Taxes

Income taxes for the years ended December 31, 1997, 1996, and 1995 consisted of the following:

Years ended December 31                                    1997           1996          1995
(In thousands)                                           --------       --------      --------
Current:
     Federal                                             $  5,276       $  5,847      $  5,670
     State and local                                          152             54           148
     Foreign                                                1,494            719         1,542
     Less benefit of net operating losses                       -           (699)       (3,023)
                                                         --------       --------      --------
                                                            6,922          5,921         4,337

Deferred:
     Federal                                                4,272          2,138        (2,024)
     State and local                                       (1,219)        (3,394)            -
     Foreign                                               (1,468)          (886)            -
                                                         --------       --------      --------
                                                            1,585         (2,142)       (2,024)

                                                         $  8,507       $  3,779      $  2,313
                                                         --------       --------      --------
                                                         --------       --------      --------

Income tax expense differs from the amounts computed by applying the federal income tax rate to pretax income as a result of the following:

Years ended December 31                                    1997           1996         1995
(In thousands)                                           --------       --------      --------
Computed "expected" tax expense                          $ 14,532        $10,415      $  9,287
Reduction in beginning of the year valuation allowance     (3,780)        (3,743)       (4,345)
Foreign income taxable at different tax rate               (1,138)          (291)       (2,743)
Income tax benefit attributable to foreign sales
  corporation                                                (720)          (614)         (675)
State taxes, net of federal benefit                          (693)        (2,171)            -
Other                                                         306            183           789
                                                         --------       --------      --------
                                                         $  8,507        $ 3,779      $  2,313
                                                         --------       --------      --------
                                                         --------       --------      --------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

December 31                                                1997         1996
(In thousands)                                           --------     ---------
Deferred tax assets:
     Accrued expenses and reserves                       $  5,026     $  10,284
     Tax credit carryforwards                              10,500         8,900
                                                         --------     ---------

     Total gross deferred tax assets                       15,526        19,184
     Less valuation allowance                                   -        (3,780)
                                                         --------     ---------

     Net deferred tax assets                             $ 15,526     $  15,404

Deferred tax liabilities:
     Plant and equipment, principally due
       to differences in depreciation                    $(10,774)    $ (10,227)
     Investment in joint venture                           (2,171)       (1,011)
                                                         --------     ---------

     Total gross deferred tax liabilities                 (12,945)      (11,238)
                                                         --------     ---------

     Net deferred tax asset                              $  2,581     $   4,166
                                                         --------     ---------
                                                         --------     ---------

As of December 31, 1997, management believes that it is more likely than not that the deferred tax assets will be realized. Thus, the valuation allowance was completely eliminated in 1997. The primary factor assessed by management in reaching its conclusion about the Company's net deferred income tax asset was the continued increases in earnings for the past seven years.

At December 31, 1997, the Company had the following carryforwards for tax purposes:

                                                                       Expires
(In thousands)                                                      -------------
Credits:
     Federal research and other business credits         $  3,350      1998-2011
     California research and other business credits      $  5,700  No Expiration
     Alternative minimum tax credits                     $  1,450  No Expiration

Utilization of the federal credit carryforwards incurred prior to 1991 is limited to $940,000 on an annual basis under the Tax Reform Act of 1986 as a result of the ownership change in 1990.

The Company has not provided for U.S. federal income taxes on $50.3 million of non-U.S. subsidiaries' undistributed earnings as of December 31, 1997, because such earnings are intended to be reinvested outside the United States indefinitely.

The Company's U.S. income tax returns for the years ended 1993, 1994 and 1995 are presently under examination by the Internal Revenue Service. Management believes that any potential tax assessment plus related interest and penalty, if any, have been sufficiently provided for in the financial statements.

Note 6 Debt Obligations

The Company's debt obligations were as follows:

December 31
(In thousands)                                             1997            1996
                                                        ---------      ---------
Related party borrowings                                $  34,570      $  34,570
Trade deferrals                                                 -          1,041
Guaranteed floating rate subordinated notes                 3,117          3,117
Unfunded retirement costs                                     770          1,742
                                                        ---------      ---------

Total debt                                                 38,457         40,470
Less current portion                                            -          1,041
                                                        ---------      ---------

Long-term portion                                          38,457         39,429
Related party borrowings                                   34,570         34,570
                                                        ---------      ---------

Amounts due to third parties                             $  3,887      $   4,859
                                                        ---------      ---------

    Borrowings from a related party are at a floating interest rate based on DBCI's cost of securing commercial paper, 6.04% at December 31, 1997. Subsequent to year end, Vishay Intertechnology, Inc. ("Vishay") purchased the 80.4% interest in the Company (see Note 12 of Notes to Consolidated Financial Statements). As part of the acquisition, Vishay paid off the loan and established a new loan to the Company. Although interest rates were not determined at the date of this transaction, Vishay intends to observe the same due date in 2001. Therefore, the debt will continue to be classified as long-term.

    The Company issued $3,601,000 long-term trade deferral notes bearing interest at the 12-month London Interbank Offered Rate ("LIBOR") plus 0.5%. These notes were issued as partial compensation for trade claims. Principal payments commenced in 1992, and the remaining trade deferral notes were paid off in 1997.

    The guaranteed floating rate subordinated notes bear interest at the three-month LIBOR plus 0.5% and are due in 2005. The interest rate is fixed annually (6.21% at December 31, 1997). The notes are guaranteed by an affiliated party, are subordinated to all other obligations of the Company, and are redeemable at the Company's option.

Debt (excluding unfunded retirement costs) at December 31, 1997, matures according to the following schedule: (In thousands)

1998                                            $     -
1999                                                  -
2000                                                  -
2001                                             34,570
2002                                                  -
Thereafter                                        3,117
                                                -------
Total                                           $37,687
                                                -------

Note 7 Geographic and Industry Segment Reporting

   The Company is engaged primarily in the designing, marketing, and manufacturing of power and analog semiconductor products. No other separate class of products or services constitutes more than 10% of net sales. Sales to the mass storage and computer market represented approximately 14% of net sales in 1997, 16% in 1996, and 24% in 1995. Sales to the communication market increased to 23% of net sales in 1997, compared with 13% in 1996 and 12% in 1995. A Japanese distributor accounted for 10% of net sales in fiscal 1997. The same distributor accounted for 19% of net sales in fiscal 1996 and 13% in fiscal 1995. Accounts receivable from this distributor totaled $3,999,000 and $8,187,000 at December 31, 1997 and 1996, respectively.

    The Company maintains manufacturing operations in the United States, Germany, Hong Kong (through subcontractors), and Taiwan as well as a joint venture in China and subsidiaries in the United Kingdom, Singapore, and Japan.

    Intercompany sales consist of products and services similar to those sold to external customers. Such sales are accounted for at amounts that are above cost and consistent with governing tax regulations. Identifiable assets are those assets used in each geographic area. Corporate assets are principally cash and cash equivalents and other miscellaneous corporate assets.

Information about the Company's operations by geographic area is shown in the following table:

Years ended December 31
(In thousands)                                            1997            1996           1995
                                                       ----------      ---------      ---------
Sales to external customers:
 North America                                         $  113,890      $  89,596      $  93,613
 Europe                                                    90,480         71,739         64,897
 Japan                                                     33,359         51,065         31,944
 Asia Pacific                                              83,822         56,534         59,837
                                                       ----------      ---------      ---------
                                                       $  321,551      $ 268,934      $ 250,291
                                                       ----------      ---------      ---------

Intercompany sales (eliminated in consolidation):
 North America                                         $  163,615      $ 141,390      $ 134,764
 Europe                                                        93          2,716          1,398
 Japan                                                      2,056          2,587          2,613
 Asia Pacific                                              54,242        103,318        100,234
                                                       ----------      ---------      ---------
                                                       $  220,006      $ 250,011      $ 239,009
                                                       ----------     ----------     ----------

Operating income (loss):
 North America                                          $  30,116      $  14,571      $  18,019
 Europe                                                     4,332          2,274          1,716
 Japan                                                       (267)          (194)            97
 Asia Pacific                                              14,182         12,073         10,413
 Eliminations and adjustments                              (4,383)         3,087         (1,406)
                                                       ----------      ---------      ---------
                                                        $  43,980      $  31,811      $  28,839
                                                       ----------     ----------     ----------

Identifiable assets at December 31:
 North America                                          $ 214,580      $ 155,213      $ 133,232
 Europe                                                    18,278         14,929         18,679
 Japan                                                        263            351            342
 Asia Pacific                                              87,589         64,639         58,063
                                                       ----------     ----------     ----------
                                                          320,710        235,132        210,316
Eliminations and adjustments                              (65,726)       (24,343)       (36,343)
Corporate assets                                           26,525         27,880         33,989
                                                       ----------     ----------     ----------
Total assets                                            $ 281,509      $ 238,669      $ 207,962
                                                       ----------     ----------     ----------

Note 8 Leases and Commitments

At December 31, 1997, the future minimum commitments for all non-cancelable operating leases are as follows:
(In thousands)

 1998                                     $ 6,387
 1999                                       5,519
 2000                                       3,144
 2001                                       1,494
 2002                                       1,495
 Thereafter                                 1,303
                                          -------
 Total minimum lease payments             $19,342
                                          -------

     The Company leases land, office facilities, and equipment under operating leases. Operating rent expense was $6,488,000, $4,599,000, and $4,511,000 in 1997, 1996, and 1995, respectively.

     The Company entered into product license agreements which provide, among other things, that the Company make royalty payments based on sales of certain products at royalty rates as specified in the agreements. The product license agreements either have a fixed term or terminate upon expiration of the patents. There is no contractual limit to royalty payments. Royalty expense under these royalty agreements was $6,600,000, $7,692,000, and $7,467,000 in 1997, 1996, and 1995, respectively. Included in accrued liabilities are royalties payable of $2,705,000 and $2,454,000 at December 31, 1997 and 1996, respectively.

Note 9 Employee Benefit Plans

     The profit sharing element of the Siliconix incorporated Retirement Plan Trust (the "Plan") provides for annual contributions by the Company of up to 10% of consolidated income before taxes (as defined). Vesting in the profit sharing element of the Plan occurs ratably over a five-year period. Upon employee termination, non-vested contributions are forfeited and reduce the Company's current and/or future contributions to the Plan. The Company's contributions were $3,330,000, $2,525,000, and $2,242,000, in 1997, 1996, and
1995, respectively. The tax deferred savings element of the Plan allows eligible employees to contribute up to 15% of their compensation. The Company matches a portion of each participating employee's contribution. The Company's matching contributions were $1,277,000, $1,266,000, and $1,112,000, in 1997, 1996, and 1995, respectively.

     The Company maintains defined benefit pension plans in the United States and Taiwan. The Company's U.S. defined benefit pension plan is for employees who met specified age and service eligibility requirements on January 1, 1983. The Company's subsidiary in Taiwan has a defined benefit pension plan that covers substantially all of its employees.

The following table sets forth the funded status and amounts of the defined benefit pension plans recognized in the Company's balance sheets:

December 31
(In thousands)                                            1997          1996
                                                        --------       -------
Actuarial present value of benefit obligations:
Vested benefits obligation                              $    (50)      $   (590)
Accumulated benefit obligation                            (1,801)        (1,954)
Projected benefit obligation ("PBO")                    $ (3,370)      $ (3,458)
Plan assets at fair value                                    765          1,257

Plan assets less PBO                                      (2,605)        (2,201)
Unrecognized net loss                                      1,495             66
Adjustment to recognize minimum liability                      -           (196)
Unrecognized net transition asset at:
 January 1, 1987, recognized over 15 years                     -            181
 January 1, 1989, recognized over 15 years                   374            485
                                                        --------      ---------
Accrued pension cost                                    $   (736)     $  (1,665)
                                                        --------      ---------

Plan assets consist primarily of guaranteed insurance contracts and managed trusts. Net pension cost included the following components:

Years ended December 31
(In thousands)                                              1997           1996           1995
                                                           ------         ------         ------
Service cost benefits earned during the year               $  187         $  209         $  204
Interest cost on PBO                                          168            239            241
Actual (gain) loss on plan assets                             (46)           (67)           (68)
Net amortization and deferral                                  27             99             96
                                                           ------         ------         ------
Net pension expense                                        $  336         $  480         $  473
                                                           ------         ------         ------

Assumptions used were:
 Discount rates                                                 7%      6.5% - 7%       7 - 7.5%
 Rates of increase in compensation levels                       5%             5%             6%
 Expected long-term rate of return on assets                    7%      6.5% - 7%       7 - 7.5%

Note 10 Employee Stock Plan

     From 1973 through the fourth quarter of 1990, the Company's Board of Directors authorized the sale of restricted common stock to certain key employees and directors for initial payments below market values. Vested shares are subject to the Company's lifetime right of first refusal to purchase the shares. In the event the Company declines to purchase the shares, a fixed amount of $3.06 (the "delta") determined by the Company's plan of reorganization is paid to the Company. Fully vested shares outstanding under this plan at a delta of $3.06 per share at December 31, 1997, 1996, and 1995, were 83,038, 96,945 and 102,389, respectively. There were no shares issued under this plan during 1997, 1996, and 1995. Vested shares sold by employees during 1997, 1996, and 1995 were 13,907, 5,444, and 75,214, respectively, resulting in payments of $42,555, $16,659, and $230,155, respectively, to the Company which are included in additional paid-in-capital. During 1997, 1996, and 1995, no vested shares were sold to the Company.

Note 11 Contingencies

     The Company is party to two environmental proceedings. The first involves property that the Company vacated in 1972. The California Regional Water Quality Control Board ("RWQCB") issued a cleanup and abatement order to both the Company and the current owner of the property. The Company subsequently reached a settlement of this matter with the current owner in which the current owner indemnifies the Company against any liability that may arise out of any governmental agency actions brought for environmental cleanup of the site, including liability arising out of the current cleanup and abatement order. The second proceeding involves the Company's current facility in Santa Clara. The RWQCB issued a cleanup and abatement order based on the discovery of contamination of both the soil and the groundwater on the property by certain chemical solvents. The Company is currently engaged in certain remedial action and has accrued $750,000 as its best estimate of future costs related to this matter at December 31, 1997.

     In management's opinion, based on discussion with legal counsel and other considerations, the ultimate resolution of the above-mentioned matters will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

     The Company is engaged in discussions with various other parties regarding patent licensing and cross-patent licensing issues. In the opinion of management, the outcome of these discussions will not have a material adverse effect on the Company's consolidated financial condition or overall trends in the results of operations.

Note 12 Subsequent Event


     On March 2, 1998, the 80.4% interest in Siliconix owned by Daimler-Benz was sold to a wholly-owned subsidiary of Vishay Intertechnology, Inc. of Malvern, Pennsylvania. The Company's products will continue to be marketed with the Siliconix brand name under the Vishay umbrella.

     Siliconix incorporated common stock is traded on the NASDAQ Stock Market under the symbol SILI. Presented below are the highest and lowest "last trade" stock prices for the indicated quarters.

                                1997                                                 1996
                          High            Low                                   High         Low
4th Quarter            $  57 1/2      $  37 1/2             4th Quarter      $  24 1/2     $   17
3rd Quarter               46 1/2         27                 3rd Quarter         23 1/2         14 3/4
2nd Quarter               30             21                 2nd Quarter         34 1/2         21 1/2
1st Quarter               31             22 1/2             1st Quarter         45             29
