Form 10-K, Exhibit 13
period 1998-12-31
SILICONIX INC
filed 1999-04-01
CIK 90283

EXHIBIT 13                                                                          Financial Highlights


(In thousands, except per share and employment data)                        1998               1997               1996

Net Sales                                                      $         282,346  $         321,551  $         268,934

Gross Profit                                                   $          98,016  $         127,115  $         107,109

Research and development expense                               $          17,110  $          17,813  $          20,823

Selling, marketing, and administrative expenses                $          55,451  $          65,322  $          54,475

Restructuring Expense                                          $          19,751  $               -  $               -

Interest expense                                               $           2,795  $           2,383  $           2,390

Other (income) expense, net                                    $           1,658  $              78  $           (335)

Income before income taxes and minority interest               $             908  $          41,519  $          29,756

Income taxes                                                   $               -  $           8,507  $           3,779

Minority interest in income of consolidated subsidiary         $             170  $               -  $               -

Net income                                                     $             738  $          33,012  $          25,977

Net income per share (basic and diluted)                       $            0.07  $            3.31  $            2.61

Total assets                                                   $         317,259  $         281,509  $         238,669

Shareholders' equity                                           $         150,140  $         149,550  $         116,618

Year-end worldwide employment                                              1,642              1,266              1,228

Five-Year Summary of Financial Data
Siliconix, incorporated
(In thousands, except per share and employment data)        1998 (1)         1997           1996          1995             1994
Net sales                                            $    282,346     $    321,551  $     268,934  $    250,291   $      196,453

Operating income                                     $      5,361     $     43,980  $      31,811  $     28,839   $       14,148

Net income                                           $        738     $     33,012  $      25,977  $     24,221   $       10,623

Per share data:

     Net income (basic and diluted)                  $       0.07     $       3.31  $        2.61  $       2.43   $         1.07

Shares used to compute basic and diluted
     net income per share                                   9,960            9,960          9,960         9,960            9,960

Total assets                                         $    317,259     $    281,509  $     238,669  $    207,962   $      155,035

Capital expenditures                                 $     35,593     $     40,244  $      39,511  $     28,196   $       25,030

Total long-term debt, including related party        $     51,791     $     38,457  $      39,429  $     40,652   $       40,834

Year-end worldwide employment                               1,642            1,266          1,228         1,269            1,172

(1) Included in operating income for 1998 is a restructuring charge of $19,751 relating to the acquisition on March 2, 1998 of the 80.4% interest in the Company by Vishay, (see Note 12 of Notes to Consolidated Financial statements).

Selected Quarterly Financial Data
Unaudited
(In thousands, except per share data)                               1998
                                                                                      (1)
                                                 Fourth      Third     Second       First
Net sales                                      $ 76,607   $ 70,118   $ 70,371     $65,250

Gross profit                                   $ 26,822   $ 24,992   $ 21,091     $25,111

Net income (loss)                              $  6,431   $  3,879   $  1,780     $(11,352)

Net income (loss) per share (basic and         $   0.65   $   0.39   $   0.18     $ (1.14)
diluted)

                                                                    1997

                                                  Fourth      Third     Second      First

Net sales                                       $ 90,355   $ 80,960   $ 80,024   $ 70,212

Gross profit                                    $ 37,698   $ 32,112   $ 30,209   $ 27,096

Net income (loss)                               $  9,665   $  8,374   $  8,033   $  6,940

Net income (loss) per share (basic and          $   0.97   $   0.84   $   0.81   $   0.70
diluted)


(1) Included in operating income for 1998 is a restructuring charge of $19,751 relating to the acquisition on March 2, 1998 of the 80.4% interest in the Company by Vishay, (see Note 12 of Notes to Consolidated Financial statements).

Management's Discussion & Analysis of Financial Condition and Results of Operations

     The statements in this management's discussion and analysis of financial condition and results of operations that are forward looking reflect management's current opinions and are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated or implied. Siliconix, incorporated assumes no obligations to update this information.

Overview

     Siliconix (the "Company") is engaged in designing, manufacturing, and marketing power and analog semiconductor products. The Company is a leading manufacturer of Power MOSFETs, Power ICs, and analog Signal Processing devices for computers, cell phones, fixed communication networks, automobiles and other electronic systems. Power MOSFET is the producer of low-voltage, surface-mount Power MOSFET products primarily used for the communication, computer, and automotive markets. Power IC focuses on Power Integrated Circuits used in communication and data storage applications. Signal Processing manufactures a wide array of commodity products such as Analog Switches, Low Power MOSFETs, and JFETs for industrial and consumer markets.

     The Company manufactures power products in Class 1 six-inch wafer fab in Santa Clara, California and through subcontracted wafer fabrication in Itzehoe, Germany. Analog switches and multiplexers are fabricated in the Company's four-inch wafer fab in Santa Clara. Small signal transistors are manufactured by a subcontractor in Beijing, China. Assembly and test facilities include Company owned facilities in Taiwan, a facility in Shanghai, China, as well as subcontractors in the Philippines, Taiwan and China.

     On April 1, 1998, Vishay acquired for $16,000,000, a 40% interest in Simconix, a back-end manufacturing facility in Shanghai, China. This interest was sold to the Company, in exchange for $16,000,000 of long-term debt at 6.25% interest. The Company had a 50% interest in Simconix dating from 1993. The Company previously reported its interest in the Simconix joint venture under the equity method of accounting and recognized $970,000, $3,542,000 and $2,188,000 as its share of profits for the first three months of 1998, and for 12 months in 1997 and 1996, respectively. In addition, at December 31, 1997 the Company recorded the investment in the joint venture for $10,888,000 in other assets. The acquisition is now recorded using the purchase method of accounting, and the operating results of Simconix are included in the consolidated financial statements as of April 1, 1998. As a result of the purchase, the Company recorded property, plant and equipment of approximately $15,522,000, and net other assets and liabilities of approximately 7,031,000. In addition, the Company recorded goodwill of $9,163,000. The goodwill is being amortized on a straight-line basis over 20 years. The 10% minority interest is fixed at $3,000,000 with a fixed return on the investment. Year-end worldwide employment of 1,642 includes 539 employees from Simconix.

     The Company had been a member of TEMIC Semiconductor a unit of Daimler-Benz microelectronics consortium for the past several years. On March 2, 1998 Vishay acquired the 80.4% interest in the Company's common stock previously owned by Daimler Benz.

     Vishay, a Fortune 1000 Company, is the largest U.S. and European manufacturer of passive electronic components (resistors, capacitors, and inductors) and a leading producer of discrete semiconductor components (diodes, transistors and optoelectronic products). All of these components are vital to the operation of electronic circuits and can be found in computers, telephones, TVs, automobiles, household appliances, medical equipment, satellites, military and aerospace equipment. With headquarters in Malvern, Pennsylvania, Vishay employs over 20,000 people in over 60 facilities in the U.S., Mexico, Germany, Austria, the United Kingdom, France, Portugal, the Czech Republic, Israel, Japan, Taiwan (R.O.C.), China, and the Philippines.

Results of Operations

Net Sales
     Net sales for 1998 were $282.3 million compared to $321.6 million in 1997 and $268.9 million in 1996. The decline over 1997 of 12% was primarily due to weaker demand combined with abundant worldwide capacities which resulted in a significant selling price decline. This trend began during the end of the fourth quarter of 1997, and persisted through most of 1998. Management believes that the major reasons for the 1998 decline in overall sales were initially high inventory levels of its products at its customers and distributors, followed by an overall worldwide decline in demand for semiconductors. This was triggered by an increasingly weak economy in Asia Pacific especially Korea and Japan. The reduced demand for portable phones, notebooks and desktop computers in these regions was a primary reason for the lower than anticipated demand in 1998. Furthermore, overcapacities (particularly in the DRAM industry) lead additional competitors into the manufacturing of discrete power devices. This combined with the movement of end users to sub- $1,000 PCs caused average selling price reductions in excess of 20%, significantly higher than those of 1997 and 1996. During the fourth quarter of 1998, the Company began to experience an increase in bookings that also reflected an increase in net sales over the third quarter of 1998.
Management expects this trend to continue as the Company moves into 1999.

     Net sales in Asia Pacific increased 32% and 96% in 1998 compared to 1997 and 1996, respectively. Net sales in North America, Japan and Europe decreased in 1998 over 1997 by 30%, 41% and 20%, respectively. Compared to 1996 net sales in 1998 decreased in North America by 11%, Japan by 61% while sales in Europe remained flat. The increase in sales in Asia Pacific further resulted from manufacturing transfers of the Company's OEM's into this region as well as a strong growth of contract manufacturing in Taiwan. The decline in North America was a result of significantly reduced demand in the Company's distribution channels as well as the aforementioned transfer of manufacturing. As it relates to Japan, the overall lower unit demand combined with a weak Yen and very aggressive domestic competition led to a strong decline in sales over 1997. In Europe sales declined primarily due to a reduced demand in portable GSM phones driven by lower exports into the Asian markets.

Gross Profit
     Gross profit as a percentage of net sales was 35% in 1998 compared to 40% in 1997 and 1996. This decrease is a result of the substantial price pressures worldwide, especially in Japan, along with under-utilization of existing manufacturing capacity due to the decline in demand. After experiencing significant front-end manufacturing capacity shortages during 1997 and a continuous strong backlog, the Company executed its strategy of increasing capacity. This strategy included an increase in capacity of the existing Santa Clara six-inch fab as well as the start up of a subcontracted manufacturing facility in Itzehoe, Germany. This additional capacity and its related manufacturing fixed cost became available just as the worldwide slowdown in semiconductor demand impacted the Company. While the Company continued to load production in the first quarter of 1998, it decided to adjust factory loading with the beginning of the second quarter in response to the decline in product demand. In parallel, the Company implemented its restructuring plan set forth at the end of the first quarter of 1998. In addition, the Company scheduled and executed multiple shutdowns in its Santa Clara and offshore facilities. As a result, the Company was able to keep 1998 fixed manufacturing costs below 1997 levels even though depreciation expense increased by $5.9 million. During the fourth quarter of 1998 the Company began to ramp its production in response to the increasing demand for its products. In addition, the Company increased capital spending toward the end of 1998 to provide further capacity increases in wafer fabrication, assembly and test. The Company has experienced full utilization of these capacities during the first quarter of 1999.

Research and Development
     Research and development expenses were 6.1% of net sales in 1998 compared with 5.5% of net sales in 1997 and 7.7% in 1996. Research and development spending decreased by $3.7 million between 1998 and 1996. However, faster time to market due to increased throughput of research and development wafers and improved product design cycles allowed the Company to release 68 new products in 1998 compared to 55 in 1997 and 52 in 1996. The Company continued to focus on its key market segments and applications by introducing its new PowerConnectTM packaging technology, which significantly reduces on-resistance and increases current-handling capability compared to traditional packaging technologies. Also introduced in 1998 were the Company's first products in its new LITTLE FOOT PLUS(TM) family. These are a combination of a power MOSFET and a Schottky diode that are optimized for specific applications in notebook computers and cellular telephones. Furthermore, the Company introduced the industry's first power MOSFET rated at 1.8 volts, also for notebook computer and cellular telephone applications. Other new products include a new family of 200-volt rated MOSFETs for the wired telecommunications market, a family of electrostatic discharge-protected MOSFETs to target the lithium ion battery market, and a Super SOT-23 packaged product line to include voltage ratings from eight volts (telecommunications and computers) to 60 volts (automotive).

Selling, Marketing, and Administrating
     Selling, marketing, and administrating expenses were reduced to $55.5 million in 1998 from $65.3 million for 1997. This $9.8 million decrease is due to cost reduction programs implemented in the first quarter of 1998. Even in light of lower revenues, these expenses declined to 19.6% of net sales in 1998 from 20.3% of net sales in 1997, reflecting the successful implementation of the Company's restructuring plan.

Restructuring
         The Company incurred a pre-tax restructuring charge of $19.8 million relating to the acquisition on March 2, 1998 of the 80.4% interest in the Company by Vishay. Of the total, approximately $12.6 million related to employee termination costs covering seven key executives and 72 technical, production, and administrative employees. The remaining $7.2 million restructuring charge relates to provisions for certain assets, contract cancellations, and other expenses. As of December 31, 1998, 75 employees have been terminated and the Company settled $9.7 million in costs, of which, $7.8 million were paid and $1.9 million were written off. In addition, $4.7 million has been charged against the restructuring liability for the write-down of certain assets and other expenses. At December 31, 1998, restructuring charge of $5.4 million remains accrued, primarily relating to employee termination costs and contract cancellations. Future cash payments are expected to approximate $5.4 million and the Company anticipates that it will substantially complete its restructuring by the end of 1999.

Interest Expense
     Interest expense for 1998 increased by 17% compared to 1997 primarily due to additional loans from Vishay used to fund the acquisition of the additional 40% interest in the Simconix joint venture and to temporarily fund part of the restructuring charge. Interest expense remained flat in 1997 compared to 1996.

Other Income/Expense
     Other Income/expense increased by $1.6 million between 1998 and 1997. The primary reason for this increase is the consolidation of Simconix in 1998.

Income Tax Expense
     Income tax expense for 1998 decreased $8.5 million over 1997 and $3.8 million over 1996 due to the decrease of earnings before taxes.

Financial Condition, Liquidity, and Capital Resources
     As of December 31, 1998 the Company had $37.7 million in cash and cash equivalents, compared with $18.8 million in cash and cash equivalents and short-term investments with an affiliate at December 31, 1997. The consolidation of Simconix accounted for $6.9 million of the increase in cash and cash equivalents in 1998 compared to the previous year. During 1998, the Company borrowed $30.3 million from Vishay to fund a portion of the restructuring charge as well as the acquisition of an additional 40% interest in Simconix. The Company repaid $14.3 million of the $30.3 million debt in the third and fourth quarters of 1998. The Company has a revolving credit facility with Vishay of $35.0 million available, which is due to expire in May 2000. As of December 31, 1998 there were no borrowings against this credit facility.

     Net cash provided by operating activities was approximately $56.3 million in 1998, compared to $40.7 million in 1997. Accounts receivables decreased $22.6 million as a result of lower revenues and improved asset management. In addition, net affiliate payables decreased $16.2 million compared to 1997 mainly due to timing of cash payments to unconsolidated affiliates.

     Net cash used in investing activities was $25.5 million during 1998 compared to $41.3 million in 1997. Capital expenditures were $35.6 million in 1998 compared to $40.2 million in 1997, primarily related to additions for plant capacity expansion, new technology, and regulatory compliance. Capital spending in 1999 is expected to exceed the 1998 level. The short-term investment with an affiliate was terminated in 1998 and there was no outstanding balance at December 31, 1998.

     Net cash used in financing activities includes the repayment of the floating rate notes (see Note 6 of Notes to Consolidated Financial Statements).

     Inventories increased $7.1 million or 16.7% over 1997 primarily due to the addition of manufacturing capacity and the increased wafer starts in the fourth quarter of 1998.

     Other current assets decreased $2.7 million or 24% over 1997 primarily as a result of the write off of certain assets in conjunction with the Company's restructuring charge.

     Other assets decreased $13.9 million primarily due to the purchase of the additional 40% interest in Simconix, which is no longer recognized as an investment under the equity method of accounting and is consolidated in the Company's financial statements ( see Note 3 of Notes to Consolidated Financial Statements).

     Although the Company has available cash and cash equivalents of $37.7 million at the end of 1998, cash and cash equivalents will decrease in the first quarter of 1999 due to payments to affiliates as well as to fund capital expenditures, royalty payments, commissions, and yearly management and employee bonuses. Management expects that 1999 cash flows from operations and existing lines of credit with Vishay will be sufficient to meet its normal operating requirements and to fund its research and development and capital expenditures. The Company repaid the entire principal amount of the $16,000,000 promissory note to Vishay during the first quarter of 1999.

Recent Accounting Pronouncements
     As of January 1, 1998, the Company adopted the Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, adoption of this statement had no impact on the Company's net income or shareholders' equity. SFAS No. 130 requires foreign currency translation adjustments to be included in other comprehensive income. Prior to adoption, foreign currency translation adjustments were reported as a separate component of shareholders' equity.

     The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in 1998. SFAS No. 131 replaces previous related disclosure requirements. SFAS No. 131 requires disclosure by operating segment of information such as profit and loss, assets and capital expenditures, major customers and types of products from which revenues are derived. SFAS No. 131 requires interim reporting effective in 1999 (see Note 7 of Notes to Consolidated Financial Statements).

     The Company adopted SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits". SFAS No. 132 does not change the measurement or recognition of such plans, but does standardize the disclosure requirements for pensions and other postretirement benefits to the extent practicable. SFAS No. 132 also requires disclosure of additional information about changes in benefit obligations and fair value of plan assets, and eliminates certain other disclosures that were previously required.

     In June 1998, the FASB released SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes new standards accounting and reporting for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is still in the process of assessing the impact that SFAS No. 133 will have on its financial statements.

Certain Factors
     The Company has in the past and may in the future make forward looking statements. These statements might be expressed by using words like estimates, assumes, expects, anticipates and are subject to risks and uncertainties that could cause actual results to differ materially from those predicted. Such risks and uncertainties include, but are not limited to, the following:

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

Variable Demand
     The semiconductor industry has historically been highly cyclical and has been subject to significant downturns at various times that have been characterized by diminished product demand. Reduced demand for the Company's products or capacity could have an adverse effect on the Company's business and operating results.

     The Company is committed to pay for operating costs, at a subcontract manufacturing location in Itzehoe, Germany, regardless of the extent of actual manufacturing output, until December 31, 2007.

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

Dependence on key suppliers.
     The Company uses numerous suppliers to supply raw materials for the manufacture and support of its products. Although the Company makes reasonable efforts to ensure that materials are available from multiple suppliers, this is not always possible; accordingly, certain key materials are obtained from a single supplier or a limited group of suppliers. These suppliers are, in some cases, thinly capitalized, independent companies that generate significant portions of their business from the Company and/or a small group of other companies in the semiconductor industry. The Company has sought and will continue to seek to minimize the risk of production and service interruptions and/or shortages of key materials by: 1) selecting and qualifying alternative suppliers for key materials; 2) monitoring the financial stability of key suppliers; and 3) maintaining appropriate inventories of key materials. There can be no assurance that the Company's results of operations will not be materially and adversely affected if, in the future, the Company does not receive sufficient materials to meet its requirement in a timely and cost-effective manner.

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

Year 2000
         The Company has a formal, structured Year 2000 Program and Plan and is making consistent progress in executing against this plan. The Year 2000 Program is the responsibility of the Company CFO/Administrative VP who reports to the Company's CEO. The Year 2000 project team includes all Company facilities, locations, and organizations as necessary to ensure awareness and readiness, and includes regular review and reporting on the status of Year 2000 readiness.

         The Company's Year 2000 Plan includes Information Technology ("IT") systems, Facilities and Utilities, Manufacturing equipment and IT interfaces, and Supply chain management. The Company does not produce products with embedded systems.

         The Company has completed the assessment of Year 2000 issues in all areas, including testing and initial contingency planning. The Company is engaged in implementation work, while continuing to test each implementation and is actively identifying contingency plans as necessary. The Company's objective is to complete Year 2000 readiness by June 30, 1999, while continuing to monitor and track the effectiveness of the preparation through all critical date events.

         The Company's IT environment is highly integrated, homogeneous, and centralized. This facilitates Year 2000 readiness. The Company's business IT systems are Year 2000 compliant, all implementation activities are complete. The Company's manufacturing and engineering systems are largely Year 2000 compliant and the Company expects to complete remaining actions by May 1999. Critical network, desktop and voice system actions are complete. Verification and end to end testing will continue through the second quarter of 1999 to ensure complete integration across the Company environment.

         Facility and Utility assessment, including testing and contingency planning, are complete. Facility system upgrades are scheduled to occur against plan through June 1999. Utility review is complete; communication with Utility providers is ongoing to ensure these critical suppliers execute against their plans. However, contingency planning in the advent of a critical Utility supplier problem is limited, as alternative Utility sources are largely not available.

         The Company's manufacturing areas include all wafer fabrication and backend manufacturing facilities. Manufacturing equipment assessment, including testing and contingency planning is also complete, a number of implementation activities are occurring against plan through June 1999. Contingency planning is applied specific to the manufacturing area and equipment under review and is a critical component of manufacturing area readiness. Additional testing and contingency planning will continue to verify the effectiveness of implementation actions.

         The Company's Supplier program includes direct and indirect material suppliers as well as subcontractors, foundries, and service and utility providers. The Company has identified all Critical Suppliers as well as all Suppliers; all suppliers have been surveyed, all Critical Supplier surveys are complete, with contingency plans scheduled to be in place by May 1999. Contingency plans include inventory management and alternative sourcing arrangements for critical direct materials used in semiconductor manufacturing. The Company recognizes the impact of the supply chain on our operations and is working actively with suppliers to understand and minimize or eliminate risk to the extent possible.

         The Company currently estimates total costs of the Year 2000 Readiness Program to be no more than $1.2 million. As of the first quarter of 1999, the Company has not spent any material amount and expenses are covered through normal operating budgets.

         The Company believes that Year 2000 readiness will be largely achieved by June 1999, however, there can be no assurance that there will be no delay or increased cost associated with the programs described in this section or that there will be no adverse effects on operations as a result of Year 2000 readiness.


Euro Conversion
         On January 1, 1999, 11 of the 15 member countries of the European Union adopted the euro as their common legal currency and established fixed conversion rates between their existing sovereign currencies and the euro. The Company is currently evaluating issues raised by the introduction and initial implementation of the euro on January 1, 1999, and during the transition period through January 1, 2002. The Company does not expect costs of system modifications to be material, nor does it expect the introduction and use of the euro to materially and adversely affect its financial condition or results of operations. The Company will continue to evaluate the impact of the euro introduction.

Interest and Currency Rate Exposure

         In the normal course of business, the financial position of the Company is routinely subjected to a variety of risks, including market risks associated with interest rate movements, currency rate movement on non-U.S. dollar denominated assets and liabilities and collectibility of accounts receivable. The Company does not anticipate material losses in these areas.

Consolidated Financial Statements
Statements of Operations
Siliconix incorporated
Years ended December 31
(In thousands, except per share data)                                              1998               1997               1996

Net sales                                                              $        282,346  $         321,551  $         268,934
Cost of sales                                                                   184,330            194,436            161,825
                                                                          --------------    ---------------    ---------------

Gross profit                                                                     98,016            127,115            107,109

Operating expenses:
     Research and development                                                    17,110             17,813             20,823
     Selling, marketing, and administration                                      55,451             65,322             54,475
     Amortization of goodwill                                                       343                  -                  -
     Restructuring                                                               19,751                  -                  -
                                                                          --------------    ---------------    ---------------

Operating income                                                                  5,361             43,980             31,811

Interest expense                                                                  2,795              2,383              2,390
Other (income) expense, net                                                       1,658                 78              (335)
                                                                          --------------    ---------------    ---------------

Income before income taxes and minority interest                                    908             41,519             29,756
Income taxes                                                                          -              8,507              3,779
Minority interest in income of consolidated subsidiary                              170                  -                  -
                                                                          --------------    ---------------    ---------------

Net income                                                             $            738  $          33,012  $          25,977
                                                                          ==============    ===============    ===============

Net income per share (basic and diluted)                               $           0.07  $            3.31  $            2.61

Shares used to compute basic and diluted earnings per share                       9,960              9,960              9,960


See accompanying Notes to Consolidated Financial Statements.

Balance Sheets
Siliconix incorporated
As of December 31
(In thousands, except share data)                                                                   1998               1997

Assets
Current assets:
     Cash and cash equivalents                                                           $          37,694  $          10,249
     Short-term investment with affiliate                                                                -              8,586
     Accounts receivable, less allowances of $14,391 in 1998 and $11,923 in 1997                    35,559             52,310
     Accounts receivable from affiliates                                                             9,917              8,247
     Inventories                                                                                    49,421             42,356
     Other current assets                                                                            8,867             11,592
     Deferred income taxes                                                                          15,182              6,481
                                                                                            ---------------    ---------------

          Total current assets                                                                     156,640            139,821
                                                                                            ---------------    ---------------

Property, plant, and equipment, at cost:
     Land                                                                                            1,576              1,174
     Buildings and improvements                                                                     47,962             45,724
     Machinery and equipment                                                                       266,525            221,014
                                                                                            ---------------    ---------------

                                                                                                   316,063            267,912
     Less accumulated depreciation                                                                 165,677            141,514
                                                                                            ---------------    ---------------

          Net property, plant, and equipment                                                       150,386            126,398

Goodwill                                                                                             8,820                  -

Other assets                                                                                         1,413             15,290
                                                                                            ---------------    ---------------

Total assets                                                                             $         317,259  $         281,509
                                                                                            ---------------    ---------------

Liabilities and Shareholders' Equity Current liabilities:
     Accounts payable                                                                    $          23,947  $          31,421
     Accounts payable to affiliates                                                                 29,192             11,334
     Accrued payroll and related compensation                                                       11,694             13,970
     Accrued restructuring charge                                                                    5,352                  -
     Accrued liabilities                                                                            32,803             32,877
                                                                                            ---------------    ---------------

          Total current liabilities                                                                102,988             89,602
                                                                                            ---------------    ---------------

Long-term related party debt                                                                        50,570             34,570
Long-term debt, less current portion                                                                 1,221              3,887
Deferred income taxes                                                                                9,170              3,900
Minority interest                                                                                    3,170                  -
                                                                                            ---------------    ---------------

     Total liabilities                                                                             167,119            131,959
                                                                                            ---------------    ---------------
Commitment and contingencies
Shareholders' equity
     Common stock, par value $0.01; 10,000,000 shares authorized;
          9,959,680 shares issued and outstanding in 1998 and 1997                                     100                100
     Additional paid-in-capital                                                                     59,536             59,482
     Retained earnings                                                                              91,285             90,547
     Accumulated other comprehensive  loss                                                           (781)              (579)
                                                                                            ---------------    ---------------

          Total shareholders' equity                                                               150,140            149,550
                                                                                            ---------------    ---------------

Total liabilities and shareholders' equity                                               $         317,259  $         281,509
                                                                                            ===============    ===============

See accompanying Notes to Consolidated Financial Statements

Statements of Shareholders' Equity
                                                                                                   Accumulated
Siliconix incorporated                                             Additional                         Other               Total
Years ended December 31, 1998            Common Stock at Par         Paid-in-      Retained       Comprehensive    Shareholders'
(In thousands)                            Shares         Amount       Capital      Earnings       Income(Loss)            Equity

Balances at December 31, 1995                9,960       $  100  $     59,423  $     31,558  $         (805)  $           90,276
Proceeds from restricted common stock            -            -            17             -                -                  17
Net income                                       -            -             -        25,977                -              25,977
Currency translation adjustments                 -            -             -             -              348                 348
                                                                                                                 -----------------
Comprehensive income                             -            -             -             -                -              26,325
                                                                                                                 -----------------
Balances at December 31, 1996                9,960          100        59,440        57,535            (457)             116,618
Proceeds from restricted common stock            -            -            42             -                -                  42
Net income                                       -            -             -        33,012                -              33,012
Currency translation adjustments                 -            -             -             -            (122)               (122)
                                                                                                                 -----------------
Comprehensive income                             -            -             -             -                -              32,890
                                                                                                                 -----------------
Balances at December 31, 1997                9,960          100        59,482        90,547            (579)             149,550
Proceeds from restricted common stock            -            -            54             -                -                  54
Net income                                       -            -             -           738                -                 738
Currency translation adjustment                  -            -             -             -            (202)               (202)
                                                                                                                 -----------------
Comprehensive income                             -            -             -             -                -                 536
                                                                                                                 -----------------
Balances at December 31, 1998                9,960       $  100  $     59,536  $     91,285  $         (781)  $          150,140

See accompanying Notes to Consolidated Financial Statements

Statements of Cash Flows
Siliconix incorporated
Years ended December 31
 (In thousands)                                                                          1998             1997              1996
Cash flows from operating activities:
Net income                                                                     $          738   $       33,012   $        25,977
Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                                     27,379           23,437            17,976
     Deferred income taxes                                                            (3,431)            1,585           (2,142)
     Payment of pension benefits                                                         (84)          (1,467)              (77)
     Restructuring                                                                     11,099                -                 -
     Undistributed earnings from joint venture                                          (970)          (3,542)           (2,188)
     Other non-cash (income) and expenses                                                 750              706             (135)
     Changes in operating assets and liabilities:
          Accounts receivable                                                          22,586         (14,972)             3,274
          Accounts receivable from affiliates                                         (1,676)            6,555           (3,709)
          Inventories                                                                 (5,732)         (12,192)           (3,453)
          Other current assets                                                          (909)          (1,497)               291
          Accounts payable                                                            (7,799)            5,123             2,027
          Accounts payable to affiliates                                               17,865              219           (1,350)
          Accrued liabilities                                                         (3,565)            3,762             3,582
                                                                                  ------------     ------------     -------------

Net cash provided by operating activities                                              56,251           40,729            40,073
                                                                                  ------------     ------------     -------------

Cash flows from investing activities:
     Purchase of property, plant, and equipment                                      (35,593)         (40,244)          (39,511)
     Cash acquired from purchase of business                                              977                -                 -
     Proceeds from sale of property, plant, and equipment                                 381              347                81
     Investment in joint venture                                                            -                -           (2,053)
     (Purchase) sale of other assets                                                      111          (4,982)           (2,410)
     Short-term investment with affiliate                                               8,586            3,550             5,059
                                                                                  ------------ --- ------------     -------------

Net cash used in investing activities                                                (25,538)         (41,329)          (38,834)
                                                                                  ------------     ------------     -------------

Cash flows from financing activities:
     Repayment of long-term debt                                                      (3,117)                -             (556)
     Repayment of short-term debt                                                           -          (1,041)                 -
     Proceeds from restricted common stock                                                 54               42                17
                                                                                  ------------     ------------     -------------

Net cash used in financing activities                                                 (3,063)            (999)             (539)
                                                                                  ------------     ------------     -------------

Effect of exchange rate changes on cash and cash equivalents                            (205)            (353)               988
                                                                                  ------------     ------------     -------------

Net increase (decrease) in cash and cash equivalents                                   27,445          (1,952)             1,688
Cash and cash equivalents:
Beginning of year                                                                      10,249           12,201            10,513
                                                                                  ------------     ------------     -------------

End of year                                                                    $       37,694   $       10,249   $        12,201
                                                                                  ============     ============     =============


Supplemental disclosure of cash flow information:
Interest paid                                                                  $        3,370   $        2,263   $         1,988
Income taxes paid                                                              $        3,218   $        3,893   $         1,470
Noncash financing activities:
Acquisition of 40% interest in Simconix for long-term debt to related party    $       16,000   $            -   $             -


See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION The Company was founded in 1962 and subsequently reincorporated on March 5, 1987 in Delaware. The Company was a member of TEMIC Semiconductors a division of Daimler Benz microelectronics consortium for several years. Daimler Benz sold its 80.4% interest in the Company on March 2, 1998 to Vishay Intertechnology, Inc.("Vishay") of Malvern, Pennsylvania.

CONSOLIDATION The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

REVENUE RECOGNITION The Company records sales to original equipment manufacturers and distributors at the time of shipment. The Company records allowances against revenue for estimated product returns and discounts at the time of shipment.

CASH AND CASH EQUIVALENTS Cash equivalents consist of short-term financial instruments which are readily convertible to cash and have original maturities of three months or less.

SHORT-TERM INVESTMENTS Short-term investments at December 31, 1997 consisted of cash invested with Daimler-Benz Capital Incorporated ("DBCI"), within its cash concentration system, whereby cash is pooled and invested on a short-term basis. There were no short-term investments outstanding at December 31, 1998.

INVENTORIES Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual cost); market is based upon estimated net realizable value. The valuation of inventory at the lower of cost or market requires the use of estimates as to the amounts of current inventory that will be sold. These estimates are dependent on the Company's assessment of current and expected orders from its customers.

PROPERTY, PLANT, AND EQUIPMENT Property, plant, and equipment are stated at cost. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the respective assets. The estimated lives used are 10 to 30 years for buildings and improvements and 3 to 10 years for machinery and equipment. The Company evaluates property, plant and equipment in accordance with SFAS No. 121, "Accounting for the Impairment Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

FINANCIAL INSTRUMENTS AND CREDIT RISK Due to the short maturities and/or the variable interest rates of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, debt obligations, accounts payable, and accrued liabilities, the carrying amounts approximate the fair value of the instruments.
     The Company's financial instruments that are subject to concentrations of credit risk consist primarily of trade receivables. The credit risk related to the Company's trade receivables is mitigated by the Company's ongoing credit evaluations of its customers' financial condition, reasonably short collection terms, and the geographical dispersion of sales transactions. The Company generally does not require any collateral from its domestic customers although letters of credit are used frequently throughout Asia. Bad debt expense has not been significant over the past three years.
     A material portion of the Company's revenues in 1998, 1997, and 1996 were derived from the worldwide communication and computer markets. These markets have been historically somewhat volatile, as demand for the end-products in these markets has varied widely from time to time. If demand for these end-products should decrease significantly, the producers thereof could reduce their purchase of the Company's products which in turn could have a materially adverse effect on the Company's consolidated financial position and results of operations.

INCOME TAXES Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
     On March 2, 1998, as a result of the acquisition by Vishay the Company separated from Daimler Benz North America, Inc. consolidated group of companies for U.S. tax filing purposes. Thus, the Daimler-Benz Tax Sharing Agreement was terminated and replaced by the Vishay Tax Sharing Agreement. Under the Vishay Tax Sharing Agreement, the Company continues to compute its income taxes on a separate company basis.
     For the short period ended December 31, 1998, the Company is included in the consolidated federal and certain state tax returns of the Vishay affiliated group. In accordance with the Vishay Tax Sharing Agreement, federal and state taxes are determined as if the Company was associated only with its wholly owned subsidiaries, taking into account all tax credits and all carryback and carryforward items. For purposes of these consolidated financial statements, federal, state, and foreign income taxes have been computed as if the Company's tax provision and related liability had been calculated on a separate return basis (see Note 5 of Notes to Consolidated Financial Statements).

NET INCOME PER SHARE In 1997, the Company adopted SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires the presentation of basic earnings per share ("EPS") and, for companies with complex capital structures, diluted EPS.

FOREIGN CURRENCY TRANSLATION The financial statements for certain of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Foreign assets and liabilities in the consolidated balance sheets have been translated at the rate of exchange as of the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Translation adjustments do not impact the results of operations and are reported as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in the results of operations.

USE OF ESTIMATES Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

ACCOUNTING PRONOUNCEMENTS In June 1998, the FASB released SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is still in the process of assessing the impact of SFAS No. 133 on its financial statements.

COMMITMENTS AND CONTINGENCIES Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. The costs for a specific clean-up site are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments for that site are fixed or reliably determinable generally based upon information derived from the remediation plan for that site. Recoveries from third parties which are probable of realization and can be reasonably estimated are separately recorded, and are not offset against the related environmental liability.

RECLASSIFICATIONS Certain reclassifications were made to the 1997 and 1996 balances to conform with the 1998 presentation.

Note 2 - Related Party Transactions

     As of March 2, 1998 the Company is a member of Vishay Intertechnology Inc. ("Vishay"). Vishay purchased TEMIC Semiconductors from Daimler-Benz Microelectronics Group (the "acquisition"). During 1998, Vishay maintained the same sales structure as under Daimler-Benz. In addition to the Company, the other members of TEMIC Semiconductors were Telefunken Semiconductors, Matra MHS, and Dialog Semiconductor. Subsequent to the acquisition by Vishay, Matra, Dialog, as well as the integrated circuits division of Telefunken were sold. The aim of TEMIC Semiconductors is to unify the activities of the member companies to provide efficiencies by eliminating the duplication of many functions and to bring greater value to end customers by allowing them to deal with one entity for their semiconductor purchasing needs. In order to achieve these goals, the following sales companies were established: TEMIC North America, TEMIC Asia Pacific, subsequent to the acquisition renamed Vishay Asia Pacific, and TEMIC Germany. These companies were established to fulfill all sales responsibilities for TEMIC Semiconductors within their respective regions. TEMIC North America is a wholly owned subsidiary of Siliconix incorporated; Vishay Asia Pacific is a division of Vishay Asia Pte. Ltd., a wholly owned subsidiary of Siliconix incorporated; and TEMIC Germany is a division of Telefunken Semiconductors. The sales companies function as agents of the manufacturing companies, namely Siliconix incorporated, and Telefunken Semiconductors, through commission arrangements at a fixed percentage of sales. Under these agreements, the sales companies perform all sales related functions under their legal names; however, the sales companies function only in an agency role and the ownership of all sales, receivables, inventory, and risk of loss remain with the manufacturing companies.
         Several significant transactions and agreements entered between the Company and these affiliates are disclosed else-where in these consolidated financial statements and related notes. In addition, the following are other transactions between the Company and its affiliates during 1998, 1997, and 1996.
     Under the Vishay sales structure, 1998 commissions received pertaining to the sale of affiliate products in the North America and Asia Pacific regions were $10,666,000. Under the TEMIC sales structure, 1997 and 1996 commissions received were $15,017,000, and $16,040,000, respectively, while commissions paid pertaining to the sale of the Company's products in Europe were $3,266,000, $5,472,000, and $4,361,000, in 1998, 1997, and 1996, respectively. In 1997, the
Company also paid $2,497,000 in commissions to affiliates of Daimler-Benz for the sale of the Company's products. These commission amounts are included in selling, marketing, and administrative expenses in the accompanying Statements of Operations.
     Prior to the acquisition, the Company participated in a cash concentration system established by Daimler-Benz North America ("DBNA"), an affiliated company, whereby cash is pooled and invested on a short-term basis with DBCI, an affiliate of DBNA, to obtain a higher rate of return. At December 31, 1997 cash balance of $8,586,000 was invested with DBCI. Interest rates on the investment were based on the one-month LIBOR. Interest income earned in 1998, 1997, and 1996 totaled $28,000, $480,000, and $421,000, respectively. These interest income amounts are included in other income in the accompanying Statements of Operations. The cash concentration system was terminated in March 1998 subsequent to the acquisition.
     In 1997, the Company received $1,127,000 from a related party for research and development contracts. Significant terms of these agreements included, but were not limited to, project coordination by the Company, project inspection by the related party, and assurance to the related party concerning the confidentiality of the technical information. In 1998, the Company paid $847,000 for research and development costs to Daimler Benz. These amounts are included in research and development expenses in the accompanying Statements of Operations.
     During 1998, 1997, and 1996, a related party in Itzehoe, Germany and in the Asia Pacific region were engaged to provide subcontract manufacturing services to the Company. Fees for these services were $35,219,000, $9,020,000, and $4,467,000, respectively. The amount paid in 1998 and 1997 includes subcontract manufacturing fees for the Itzehoe fabrication facility which began production during the third quarter of 1997. The Company paid operating costs for the Itzehoe facility of $1,540,000 and $9,226,000 for 1998 and 1997 respectively. These subcontract fees and operating costs are included in cost of sales in the accompanying Statements of Operations. The Company is committed to pay for operating costs, regardless of the extent of actual manufacturing output, until December 31, 2007.

     The Company entered into certain arrangements with related parties whereby the Company or the related party paid certain selling and administrative expenses. These expenses were then billed back on a periodic basis. During 1998,

1997, and 1996, the Company was reimbursed at cost, $7,948,000, $11,113,000, and $14,740,000, respectively, for selling and administrative expenses for related parties. During the same periods, the Company reimbursed related parties at cost, $2,293,000, $1,636,000, and $2,256,000, respectively, for selling and administrative expenses. These selling and administrative amounts are included in selling, marketing, and administrative expenses in the accompanying Statements of Operations. During 1998 a majority of these related parties were terminated as a result of the acquisition. Management fee arrangements have been entered into by the Company and related parties to cover occupancy and administrative costs. During 1998, 1997, and 1996, management fees received by the Company were $565,000, $343,000, and $712,000, respectively, and fees paid by the Company were $1,389,000, $183,000, and $1,853,000, respectively. The management fee paid by the Company in 1996 included $1,670,000 related to legal, patent and licensing, and setup costs related to the plant in Itzehoe, Germany. These management fees are included in selling, marketing, and administrative expenses in the accompanying Statements of Operations.
     During 1996, the Company incurred costs in connection with the set-up of the new Discrete Components division pertaining to the product lines of a related party. Costs for 1996 which were billed back to a related party totaled $1,768,000. This amount is included in selling, marketing, and administrative expenses in the accompanying Statements of Operations.
     In 1997, the Company entered into an arrangement whereby the Company paid certain selling, marketing, and administrative expenses for the Discrete Components division and a related party paid these expenses for the Integrated Circuits division. The Company and the related party agreed upon fixed fees for these expenses which were then billed back on a periodic basis. During 1997, the Company received $4,839,000 for selling, marketing, and administrative expenses for the Discrete Components division. During the same period, the Company paid $1,130,000 to a related party for selling, marketing, and administrative expenses for the Integrated Circuits division. These amounts are included in selling, marketing, and administrative expenses in the accompanying Statements of Operations. Subsequent to the acquisition the Company no longer has segregated divisions for discrete component and integrated circuits components.
     Product sales to unconsolidated affiliates were $1,369,000, $10,692,000, and $15,527,000, during 1998, 1997, and 1996, respectively. These amounts are included in net sales in the accompanying Statements of Operations. Product sales in 1998 are significantly lower than in 1997 and 1996 due to certain affiliates which are no longer affiliates after the acquisition.
     Long-term debt includes two related party promissory notes aggregating $50,570,000 with Vishay (see Note 6 of Notes to Consolidated Financial Statements). Interest expense relating to this debt for 1998 was $2,425,000. Until the acquisition in 1998, 1997 and 1996 long term debt includes a note of $34,570,000 with DBCI. The interest expenses related to this debt were $340,000, $2,119,000, and $2,005,000, for 1998, 1997 and 1996, respectively. These amounts are included in interest expense in the accompanying Statements of Operations.

Note 3 - Simconix

        On April 1, 1998, Vishay acquired for $16,000,000, a 40% interest in Simconix, a back-end manufacturing facility in Shanghai, China. This interest was sold to the Company, in exchange for $16,000,000 of long-term debt at 6.25% interest. The Company had a 50% interest in Simconix dating from 1993. The Company previously reported its interest in the Simconix joint venture under the equity method of accounting and recognized $970,000, $3,542,000 and $2,188,000 as its share of profits for the first three months of 1998, and for 12 months in 1997 and 1996, respectively. In addition, at December 31, 1997 the Company recorded the investment in the joint venture for $10,888,000 in other assets. The acquisition is now recorded using the purchase method of accounting, and the operating results of Simconix are included in the consolidated financial statements as of April 1, 1998. As a result of the purchase, the Company recorded property, plant and equipment of approximately $15,522,000, and net other assets and liabilities of approximately $7,031,000. In addition, the Company recorded goodwill of $9,163,000. The goodwill is being amortized on a straight-line basis over 20 years. The 10% minority interest is fixed at $3,000,000 with a fixed return on the investment.

Note 4 - Inventories

 Inventories consisted of the following:

  December 31
(In thousands)                                       1998               1997

Finished goods                            $        10,627   $         11,758
Work-in-process                                    32,348             26,432
Raw materials                                       6,446              4,166

                                          $        49,421   $         42,356

Note 5 - Income Taxes

Income taxes for the years ended December 31, 1998, 1997, and 1996 consisted of the following:

Years ended December 31
(In thousands)                                                                   1998              1997              1996

Current:
     Federal                                                          $         2,021  $          5,276  $          5,847
     State and local                                                                -               152                54
     Foreign                                                                    1,410             1,494               719
     Less benefit of net operating losses                                           -                 -             (699)

                                                                                3,431             6,922             5,921
Deferred:
     Federal                                                                  (3,263)             4,272             2,138
     State and local                                                                -           (1,219)           (3,394)
     Foreign                                                                    (168)           (1,468)             (886)

                                                                              (3,431)             1,585           (2,142)

                                                                      $             -  $          8,507  $          3,779

Income tax expense differs from the amounts computed by applying the federal income tax rate to pretax income as a result of the following:

Years ended December 31
(In thousands)                                                                   1998              1997             1996

Computed "expected " tax expense                                      $           318  $         14,532  $        10,415
Change in  valuation allowance                                                  1,608           (3,780)          (3,743)
Foreign income taxable at different tax rate                                  (1,789)           (1,138)            (291)
Income tax benefit attributable to foreign sales corporation                        -             (720)            (614)
State taxes, net of federal benefit                                                 -             (693)          (2,171)
Business tax credits                                                            (217)                 -                -
Other                                                                              80               306              183

                                                                      $             -  $          8,507  $         3,779

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

December 31
(In thousands)                                                                                     1998             1997
Deferred tax assets:
     Accrued expenses and reserves                                                      $         9,295  $         5,026
     Net operating loss carryforwards                                                             7,057                -
     Tax credit carryforwards                                                                     8,535           10,500

          Total gross deferred tax assets                                                        24,887           15,526
          Less valuation allowance                                                              (2,275)                -

          Net deferred tax assets                                                       $        22,612  $        15,526

Deferred tax liabilities:
     Plant and equipment, principally due to differences in depreciation                $      (13,884)  $      (10,774)
     Investment in joint venture                                                                (2,716)          (2,171)

     Total gross deferred tax liabilities                                                      (16,600)         (12,945)

     Net deferred tax asset                                                             $         6,012  $         2,581



Realization of the Company's deferred tax assets is dependent on generating sufficient U.S. taxable income prior to expiration of the carryforwards.
Although realization is not assured, management believes it is more likely than not that all deferred tax assets will be realized.

At December 31, 1998, the Company had the following carryforwards for tax purposes:

(In thousands)                                                                                                   Expires

Net operating loss:
     Federal                                                                       $             20,000             2018
     California                                                                    $              1,000             2003
Credits:
     California investment credit                                                  $              5,500        2002-2006
     California research credit                                                    $              1,500    No Expiration
     Alternative minimum tax credits                                               $              4,000    No Expiration


     Utilization of the federal net operating loss and credit carryforwards incurred prior to March 2, 1998 may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Service Code of 1986 as amended and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before full utilization. The credit carryforwards were transferred to the Company from Daimler Benz upon separation. The actual realizable amounts cannot be fully determined until the completion of the 1998 tax filings by Daimler Benz.

      The Company has not provided for U.S. federal income taxes on $59.4 million of non-U.S. subsidiaries' undistributed earnings as of December 31, 1998, because such earnings are intended to be reinvested outside the United States indefinitely.
     The Company's U.S. income tax returns for the years ended 1996 and 1997 are presently under examination by the Internal Revenue Service. Management believes that any potential tax assessment plus related interest and penalty, if any, have been sufficiently provided for in the financial statements.

Note 6 - Debt Obligations

The Company's debt obligations were as follows:

December 31
(In thousands)                                          1998            1997

Related party borrowings                        $     50,570   $      34,570

Guaranteed floating rate subordinated notes                -           3,117
Unfunded retirement costs                              1,221             770

Total debt                                            51,791          38,457


Long-term portion                                     51,791          38,457
Related party borrowings                              50,570          34,570

Amounts due to third parties                    $      1,221   $       3,887

         At December 31, 1998 the Company has two promissory notes with Vishay, one for $16,000,000 and the other for $34,570,000. Interest rate on the promissory notes is at Vishay's borrowing rate (6.25% at December 31, 1998). The notes are due on December 31, 2001. The Company repaid the entire principal amount of the $16,000,000 promissory note during the first quarter of 1999. Under the Vishay promissory notes, the Company is indirectly bound by a restrictive covenant contained in the Vishay credit agreement with its lending banks which precludes payments of dividends.

         The Company repaid floating rate notes with a principal balance of $3,117,000 and accrued interest of $143,000 on August 28, 1998. Interest on the notes were based on the London interbank offered rate, and was due annually on December 1. The floating rate notes were originally issued on December 10, 1990, with a maturity date of December 10, 2005.

         Borrowings at December 31, 1997 included a promissory note of $34,570,000 with Daimler Benz Capital Incorporated ("DBCI"). As a result of the acquisition this note was assigned to Vishay, which paid the entire principal amount to DBCI.

     In May 1998 the Company entered into a two year revolving credit facility with Vishay providing for borrowings of up to $35,000,000 at Vishay's borrowing rate (6.25% at December 31, 1998). At December 31, 1998 the Company had no outstanding borrowings on the credit facility.

Note 7 - Geographic and Industry Segment Reporting

       The Company is engaged primarily in the designing, marketing, and manufacturing of power and analog semiconductor products. The Company is organized in three operating segments which due to their inter-dependencies, similar long-term economic characteristics, shared production processes and distribution channels have been aggregated to one reportable operating segment. No one customer accounted for 10% of net sales in 1998. A Japanese distributor accounted for 10% and 19% of net sales in 1997 and 1996, respectively. At December 31, 1997, accounts receivable from this distributor was $3,999,000.
     The Company maintains subsidiaries in the Netherlands, United Kingdom, Singapore, and Japan. The Company has manufacturing operations in the United States, Taiwan, China and through subcontractors in Germany and various countries throughout Asia.

Information about the Company's operations by geographic area is shown in the following table:

Years ended December 31
(In thousands).                                                           1998                 1997                 1996

Sales to external customers:
     United States                                          $           70,282    $          91,673    $          74,268
     Europe                                                             72,168               90,480               71,739
     Japan                                                              19,700               33,359               51,065
     Taiwan                                                             29,530               19,448               17,008
     Singapore                                                          36,425               34,473               25,093
     Asia Pacific (excluding Taiwan and Singapore)                      45,012               29,901               14,433
      All other                                                          9,229               22,217               15,328
                                                            $          282,346    $         321,551    $         268,934


Long-Lived Assets at December 31
     United States                                          $          117,102    $         122,820    $         103,256
     All other                                                          65,684               19,518               43,251

                                                            $          182,786    $         142,338    $         146,507

Note 8 - Leases and Commitments

At December 31, 1998, the future minimum commitments for all non-cancelable operating leases are as follows:

(In thousands)

1999                                              $        2,713
2000                                                         749
2001                                                         442
2002                                                         329
2003                                                         329
Thereafter                                                   108
                                                     ------------

Total minimum lease payments                      $        4,670
                                                     ------------

     The Company leases land, office facilities, and equipment under operating leases. Operating rent expenses were $6,252,000, $6,488,000, and $4,599,000 in 1998, 1997, and 1996, respectively.
     The Company entered into product license agreements which provide, among other things, that the Company makes royalty payments based on sales of certain products at royalty rates as specified in the agreements. The product license agreements either have a fixed term or terminate upon expiration of the patents. There is no contractual limit to royalty payments. Royalty expenses under these royalty agreements were $4,463,000, $6,600,000, and $7,692,000, in 1998, 1997, and 1996, respectively. Included in accrued liabilities are royalties payable of $2,052,000, and $2,705,000 at December 31, 1998, and 1997, respectively.

Note 9 - Employee Benefit Plans

        The profit sharing element of the Siliconix incorporated Retirement Plan Trust (the "Plan") provides for annual contributions by the Company of up to 10% of consolidated income before taxes (as defined). Vesting in the profit sharing element of the Plan occurs ratably over a five-year period. Upon employee termination, non-vested contributions are forfeited and reduce the Company's current and/or future contributions to the Plan. The Company's contributions were $845,000, $3,330,000, and $2,525,000, in 1998, 1997, and 1996,
respectively. The tax deferred savings element of the Plan allows eligible employees to contribute up to 15% of their compensation. The Company matches a portion of each participating employee's contribution. The Company's matching contributions were $1,064,000, $1,277,000, and $1,266,000, in 1998, 1997, and
1996, respectively.
       The Company maintains defined benefit pension plans in the United States and Taiwan. The Company's U.S. defined benefit pension plan is for employees who met specified age and service eligibility requirements on January 1, 1983. The Company's subsidiary in Taiwan has a defined benefit pension plan that covers substantially all of its employees.

The Reconciliation of the Company's benefit Obligation
                                                               1998              1997
Benefit obligation at beginning of the year           $            3,370  $          3,458
Service Cost                                                         207               187
Interest cost                                                        237               168
Actuarial gain                                                        91             1,634
Benefit paid                                                        (84)           (1,467)
Change in exchange rate                                            (250)             (610)
Benefit obligation at the end of year                 $            3,571  $          3,370

Plan Assets
                                                               1998              1997
Change in plan assets:
Fair value of plan assets at beginning of the year    $             765  $           1,257
Actual return on plan assets                                         59                 46
Employer contributions                                              275                372
Benefits paid                                                     (415)              (411)
Actuarial gain                                                        6                 13
Change in exchange rate                                              10              (512)
Fair value of plan assets at the end of the year      $             700  $             765



     The following table sets forth the funded status and amounts of the defined benefit pension plans recognized in the Company's balance sheets:

December 31
(In thousands)                                                   1998              1997

Actuarial present value of benefit obligations:
Vested benefits obligation                            $          (48)  $           (50)
Accumulated benefit obligation                                (1,741)           (1,801)
Projected benefit obligation ("PBO")                  $       (3,571)  $        (3,370)
Plan assets at fair value                                         700               765

Plan assets less PBO                                          (2,558)           (2,605)
Unrecognized net loss                                           1,309             1,495

Unrecognized net transition asset at:

     January 1, 1989, recognized over 15 years                    342               374

Accrued pension cost                                  $         (908)  $          (736)

       Plan assets consist primarily of guaranteed insurance contracts and managed trusts. Net pension cost included the following components:

Years ended December 31
(In thousands)                                                                   1998              1997              1996

Service cost benefits earned during the year                           $          207   $           187  $            209
Interest cost on PBO                                                              237               168               239
Actual  return on plan assets                                                    (59)              (46)              (67)
Net amortization and deferral                                                     103                27                99

Net pension expense                                                    $          488   $           336  $            480

Assumptions used were:
     Discount rates                                                                7%                7%           6.5%-7%
     Rates of increase in compensation levels                                      5%                5%                5%
     Expected long-term rate of return on assets                                   7%                7%           6.5%-7%


Note 10 - Employee Stock Plan

         From 1973 through the fourth quarter of 1990, the Company's Board of Directors authorized the sale of restricted common stock to certain key employees and directors for initial payments below market values. Vested shares are subject to the Company's lifetime right of first refusal to purchase the shares. In the event the Company declines to purchase the shares, a fixed amount of $3.06 (the "delta") determined by the Company's plan of reorganization is paid to the Company. Fully vested shares outstanding under this plan at a delta of $3.06 per share at December 31, 1998, 1997, and 1996, were 65,359, 83,038, and 96,945, respectively. There were no shares issued under this plan during 1998, 1997, and 1996. Vested shares sold by employees during 1998, 1997, and 1996 were 17,679, 13,907, and 5,444, respectively, resulting in payments of $54,098, $42,555, and $16,659, respectively, to the Company which are included in additional paid-in-capital. During 1998, 1997, and 1996, no vested shares were sold to the Company.

Note 11 - Contingencies

         The Company is party to two environmental proceedings. The first involves property that the Company vacated in 1972. The California Regional Water Quality Control Board ("RWQCB") issued a cleanup and abatement order to both the Company and the current owner of the property. The Company subsequently reached a settlement of this matter with the current owner in which the current owner indemnifies the Company against any liability that may arise out of any governmental agency actions brought for environmental cleanup of the site, including liability arising out of the current cleanup and abatement order. The second proceeding involves the Company's current facility in Santa Clara. The RWQCB issued a cleanup and abatement order based on the discovery of contamination of both the soil and the groundwater on the property by certain chemical solvents. The Company is currently engaged in certain remedial action and has accrued $750,000 as its best estimate of future costs related to this matter at December 31, 1998.
         In management's opinion, based on discussion with legal counsel and other considerations, the ultimate resolution of the above-mentioned matters will not have a material adverse effect on the Company's consolidated financial condition or results of operations.
         The Company is engaged in discussions with various other parties regarding patent licensing and cross-patent licensing issues. In the opinion of management, the outcome of these discussions will not have a material adverse effect on the Company's consolidated financial condition or overall trends in the results of operations. The management estimates given may vary.

Note 12 - Restructuring Charge

         The Company incurred a pre-tax restructuring charge of $19.8 million relating to the acquisition on March 2, 1998 of the 80.4% interest in the Company by Vishay. Of the total, approximately $12.6 million related to employee termination costs covering seven key executives and 72 technical, production, and administrative employees. The remaining $7.2 million restructuring charge relates to provisions for certain assets, contract cancellations, and other expenses. As of December 31, 1998, 75 employees have been terminated and the Company settled $9.7 million in costs, of which, $7.8 million were paid and $1.9 million were written off. In addition, $4.7 million has been charged against the restructuring liability for the write-down of certain assets and other expenses. At December 31, 1998, restructuring charge of $5.4 million remains accrued, primarily relating to employee termination costs and contract cancellations. Future cash payments are expected to approximate $5.4 million and the Company anticipates that it will substantially complete its restructuring by the end of 1999.

Note 13 - Comprehensive Income

     As of January 1, 1998, the Company adopted the Statement of Financial Accounting Standard No. 130 ("SFAS"), "Reporting Comprehensive Income." SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however adoption of this statement had no impact on the Company's net income or shareholders' equity. SFAS No. 130 requires foreign currency translation adjustments to be included in other comprehensive income. Prior to adoption, unrealized gains or losses related to foreign currency translation adjustments were reported as a separate component of shareholders' equity.

The following are the components of comprehensive income, (in thousands):

                                                                      1998               1997                 1996


Net income                                                    $             738  $          33,012  $           25,977
Foreign currency translation adjustment                                   (202)              (122)                 348

Comprehensive income                                                        536             32,890              26,325

The component of accumulated other  comprehensive  income is as follows:

Foreign currency translation adjustment                       $           (781)  $           (579)  $            (457)


           Siliconix incorporated common stock is traded on the NASDAQ Stock Market under the symbol SILI. Presented below are the highest and lowest "last trade" stock prices for the indicated quarters.


                                        1998                                                         1997
                                 High          Low                                      High               Low
4th Quarter               $     23 3/4    $       12         4th Quarter           $      57 1/2     $       37 1/2
3rd Quarter                     27 1/2            13         3rd Quarter                  46 1/2             27
2nd Quarter                     41 7/16           17         2nd Quarter                  30                 21
1st Quarter                     45                41         1st Quarter                  31                 221/2
