Form 10-K, Exhibit 13
period 2002-12-31
SILICONIX INC
filed 2003-03-31
CIK 90283

EXHIBIT 13


Report of Ernst & Young LLP, Independent Auditors


To the Board of Directors and Stockholders of Siliconix incorporated:

         We have audited the accompanying consolidated balance sheets of Siliconix incorporated as of December 31, 2002 and December 31, 2001, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15
(a) (2). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Siliconix incorporated as of December 31, 2002 and December 31, 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.



                                                           /s/ Ernst & Young LLP

San Jose, California
January 24, 2003

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF INCOME



Siliconix incorporated
Years ended December 31
(In thousands, except per share data)                                2002         2001         2000
Net sales                                                       $ 372,944    $ 305,566    $ 473,145
Cost of sales                                                     257,765      230,404      260,216
                                                            ------------- ------------ ------------

Gross profit                                                      115,179       75,162      212,929

Operating expenses:
     Research and development                                      19,314       17,209       21,022
     Selling, marketing, and administrative                        41,882       42,783       54,251
     Amortization of goodwill                                           -          458          458
                                                            ------------- ------------ ------------

Operating income                                                   53,983       14,712      137,198

Interest expense (income)                                          (3,014)      (5,847)      (5,434)
Other expense (income)                                             (2,414)         466        2,920
                                                            ------------- ------------ ------------

Income before income taxes and minority interest                   59,411       20,093      139,712
Income taxes                                                       13,018        4,761       31,870
Minority interest in income of consolidated subsidiary                237          237          237
                                                            ------------- ------------ ------------

                                                                $  46,156    $  15,095    $ 107,605
                                                            ============= ============ ============

Net income per share (basic and diluted)                        $    1.54    $    0.51    $    3.60

Shares used to compute basic and diluted net income per share      29,879       29,879       29,879


See accompanying Notes to Consolidated Financial Statements

BALANCE SHEETS

Siliconix incorporated
As of December 31
(In thousands, except share and per share information)                                              2002            2001
Assets
 Current assets:
     Cash and cash equivalents                                                              $    137,082    $    167,236
     Note Receivable from affiliate                                                               75,000               -
     Accounts receivable, less allowances of $17,859  in 2002 and $18,990 in 2001                 42,331          33,644
     Accounts receivable from affiliates                                                          10,076          12,457
     Inventories                                                                                  66,553          61,302
     Other current assets                                                                         23,241          17,801
     Deferred income taxes                                                                         3,146           5,058
                                                                                              -----------     -----------
          Total current assets                                                                   357,429         297,498
                                                                                              -----------     -----------

Property, plant, and equipment:
     Land                                                                                          1,715           1,715
     Buildings and improvements                                                                   55,954          53,946
     Machinery and equipment                                                                     368,232         352,196
                                                                                              -----------     -----------
                                                                                                 425,901         407,857
     Less accumulated depreciation                                                               272,935         237,378
                                                                                              -----------     -----------
          Net property, plant, and equipment                                                     152,966         170,479

Goodwill                                                                                           7,445           7,445
Other assets                                                                                         195             376
                                                                                              -----------     -----------
Total assets                                                                                $    518,035    $    475,798
                                                                                              ===========     ===========

Liabilities and Stockholders' Equity:
Current liabilities:
     Accounts payable                                                                       $     20,734    $     17,800
     Accounts payable to affiliates                                                                7,385          36,692
     Accrued payroll and related compensation                                                      9,395           6,409
     Other accrued liabilities                                                                    28,803          18,274
                                                                                              -----------     -----------
          Total current liabilities                                                               66,317          79,175
                                                                                              -----------     -----------
Long-term debt, less current portion                                                               2,708           2,001
Deferred income taxes                                                                             16,256          15,010
Non-current other liabilities                                                                     44,540          36,976
Minority interest                                                                                  3,383           3,666
                                                                                              -----------     -----------
     Total liabilities                                                                           133,204         136,828
                                                                                              -----------     -----------
Commitment and contingencies
Stockholders' equity:
     Common stock, par value $0.01; 100,000,000 shares authorized;
       29,879,040 shares issued and outstanding in 2002 and 2001                                     299             299
     Additional paid-in-capital                                                                   59,370          59,370
     Retained earnings                                                                           326,258         280,102
     Accumulated other comprehensive loss                                                         (1,096)           (801)
                                                                                              -----------     -----------
          Total stockholders' equity                                                             384,831         338,970
                                                                                              -----------     -----------
Total liabilities and stockholders' equity                                                  $    518,035    $    475,798
                                                                                              ===========     ===========

See accompanying Notes to Consolidated Financial Statements

STATEMENTS OF STOCKHOLDERS' EQUITY


Siliconix incorporated
                                                                 Common                                 Accumulated
(In thousands)                                   Common         Stock at        Additional                 Other           Total
                                                 Stock            Par            Paid-in-   Retained    Comprehensive  Stockholders
                                                 Shares          Amount          Capital    Earnings    Income(Loss)      Equity

Balance at December 31, 1999                        29,879     $       299     $  59,354  $  157,402    $    (754)     $  216,301
Proceeds from sale of restricted common stock            -               -             8           -            -               8
Comprehensive income:
  Net income                                             -               -             -     107,605            -         107,605
  Currency translation adjustments                       -               -             -           -          (68)            (68)
                                                                                                                      ------------
  Comprehensive income                                                                                                    107,537

                                                -----------   -------------  ------------ -----------  -----------    ------------
Balance at December 31, 2000                        29,879     $       299     $  59,362  $  265,007    $    (822)     $  323,846
Proceeds from sale of restricted common stock            -               -             8           -            -               8
Comprehensive income:
  Net income                                             -               -             -      15,095            -          15,095
  Currency translation adjustments                       -               -             -           -           21              21
                                                                                                                      ------------
  Comprehensive income                                                                                                     15,116

                                                -----------   -------------  ------------ -----------  -----------    ------------
Balance at December 31, 2001                        29,879     $       299     $  59,370  $  280,102    $    (801)     $  338,970
Comprehensive income:
  Net income                                             -               -             -      46,156            -          46,156
  Currency translation adjustments                       -               -             -           -          (49)            (49)
  Minimum pension liability adjustment                   -               -             -           -         (246)           (246)
                                                                                                                      ------------
  Comprehensive income                                                                                                     45,861

                                                -----------   -------------  ------------ -----------  -----------    ------------
Balance at December 31, 2002                        29,879     $       299     $  59,370  $  326,258    $  (1,096)     $  384,831
                                                ===========   =============  ============ ===========  ===========    ============


See accompanying Notes to Consolidated Financial Statements

STATEMENTS OF CASH FLOWS
Siliconix incorporated
Years ended December 31
 (In thousands)

Cash flows from operating activities:                                                         2002          2001           2000
Net income                                                                                $  46,156      $  15,095      $ 107,605
Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                                           40,410         40,804         36,686
     Deferred income taxes                                                                    3,158          5,322          3,517
     Restructuring                                                                                -              -         (2,746)
     Other non-cash expenses                                                                    707            188            253
     Changes in operating assets and liabilities:
          Accounts receivable                                                                (8,687)        27,737        (11,750)
          Accounts receivable from affiliates                                                 2,381         14,147        (10,476)
          Inventories                                                                        (5,251)         6,082        (19,045)
          Other current assets                                                               (5,777)        (3,385)        (9,174)
          Accounts payable                                                                    2,934        (27,641)        17,917
          Accounts payable to affiliates                                                    (29,307)         2,828          7,620
          Accrued liabilities                                                                13,229        (20,006)        10,191
          Non-current other liabilities                                                       7,318          1,176         13,200
                                                                                          ---------      ---------      ---------
Net cash provided by operating activities                                                    67,271         62,347        143,798
                                                                                          ---------      ---------      ---------

Cash flows from investing activities:
     Purchase of property, plant, and equipment                                             (22,443)       (29,462)       (67,905)
     Proceeds from sale of property, plant, and equipment                                        64             57            556
     Short-term investment with affiliate                                                   (75,000)             -         (6,000)
     Proceeds from short-term investment with affiliate                                           -              -         37,000

                                                                                          ---------      ---------      ---------
Net cash used in investing activities                                                       (97,379)       (29,405)       (36,349)
                                                                                          ---------      ---------      ---------

Cash flows from financing activities:
     Proceeds from sale of restricted common stock                                                -              8              8
                                                                                          ---------      ---------      ---------
Net cash (used) provided in financing activities                                                  -              8              8
                                                                                          ---------      ---------      ---------

Effect of exchange rate changes on cash and cash equivalents                                    (49)            21            (68)

Net increase (decrease) in cash and cash equivalents                                        (30,157)        32,971        107,389
Cash and cash equivalents:
Beginning of year                                                                           167,236        134,265         26,876
                                                                                          ---------      ---------      ---------
End of year                                                                               $ 137,082      $ 167,236      $ 134,265
                                                                                          =========      =========      =========
Supplemental disclosure of cash flow information:
  Interest paid                                                                           $       -      $       -      $      58
  Income taxes paid                                                                       $     339      $   5,063      $  15,060


See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Organization and Significant Accounting Policies


Organization -- Siliconix incorporated (the "Company") was founded in 1962 and subsequently reincorporated on March 5, 1987 in Delaware. Vishay
Intertechnology, Inc. of Malvern, Pennsylvania ("Vishay") is the record holder of 80.4% of the Company's outstanding common stock as of December 31, 2002.

Consolidation -- The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. The 5% minority interest in the Company's non-wholly owned subsidiary, Shanghai Simconix Co. Limited, is shown as a liability in the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition -- The Company records sales to original equipment manufacturers and distributors at the time of shipment. The Company's distributors have limited rights of return. The Company records allowances against revenue for estimated product returns and discounts at the time of shipment. The Company's distribution agreements provide contractual protection against price reductions and product obsolescence.

Price adjustment reserves represent the contractual protection against price reductions granted to distributors by the Company. Distributors have a period of time to request a price protection credit, subsequent to the Company's issuance of a new price book, after comparing the most recent price book to their purchase price for on-hand inventory.

The Company grants distributors contractual protection against product obsolescence. Distributors may return or scrap products in an amount of up to 3% of their purchases for the trailing six months. The products can be scrapped by distributors or returned to the Company.

Shipping and Handling Costs -- The Company includes shipping and handling costs in cost of sales.

Cash and Cash Equivalents -- Cash equivalents consist of short-term financial instruments that are readily convertible to cash and have original maturities of three months or less.

Inventories -- Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual cost, determined on the first-in, first-out method); market is based upon estimated net realizable value. The valuation of inventory at the lower of cost or market requires the use of estimates as to the amounts of current inventory that will be sold. These estimates are dependent on the Company's assessment of current and expected orders from its customers.

Property and equipment -- Property and equipment are stated at cost. Depreciation and amortization are computed for financial reporting purposes using the straight-line method over the estimated useful lives of the respective assets. The estimated lives used are 10 to 30 years for buildings and improvements and 3 to 10 years for machinery and equipment. The Company regularly evaluates the appropriateness of the carrying amount of property, plant and equipment. Depreciation expense was $39,891,000, $40,104,000 and $35,457,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Goodwill -- Goodwill is amortized on a straight-line basis over 20 years. Amortization of goodwill in 2002 and 2001 was $0 and $458,000, respectively. As of December 31, 2001, accumulated goodwill amortization was $1.7 million and the net book value of goodwill was $7.4 million. The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142) in January 2002. Accordingly, goodwill deemed to have an indefinite life is no longer amortized but is subject to an annual impairment test. As a result of not amortizing goodwill in 2002, operating income increased by $458,000. During 2002, the Company performed an impairment test of the goodwill and determined no impairment related to goodwill.

Financial Instruments and Credit Risk -- Due to the short maturities and/or the variable interest rates of the Company's financial instruments, including cash and cash equivalents, the carrying amounts approximate the fair value of the instruments. The Company's financial instruments that are subject to concentrations of credit risk consist primarily of trade receivables. The credit risk related to the Company's trade receivables is mitigated by the Company's ongoing credit evaluations of its customers' financial condition, reasonably short collection terms, and the geographical dispersion of sales transactions. The Company generally does not require any collateral from its domestic customers, although letters of credit are used frequently throughout Asia. Bad debt expense has not been significant over the past three years. Effective January 2001, Vishay Americas Inc., a wholly owned subsidiary of Vishay, assumed responsibility for collecting the Company's accounts receivable for the North America region. Accounts receivable ownership is transferred to Vishay Americas Inc. at the gross amount as soon as sales invoices are generated. Commission expense, paid to Vishay Americas Inc. for accounts receivable collection, was recorded in selling, general and administrative expenses. See Note 2 - Related Party Transactions.

Derivative Financial Instruments -- In prior years, the Company used financial instruments such as forward exchange contracts to hedge a portion, but not all, of its firm commitments denominated in foreign currencies. The purpose of the Company's foreign currency management is to minimize the effect of exchange rate changes on actual cash flows from foreign currency denominated transactions.

Foreign currency forward exchange contracts designated and effective as hedges of firm commitments are treated as hedges for accounting purposes. Gains and losses on forward exchange contracts are deferred and recognized when the transactions being hedged are recognized. As of December 31, 2002 and 2001, the Company had no outstanding forward exchange contracts.

Income Taxes -- Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company operates under a tax sharing agreement with Vishay. Under the Vishay Tax Sharing Agreement, the Company computes its income taxes on a separate company basis. For the period ended December 31, 2002, the Company is included in the consolidated federal and certain state tax returns of the Vishay affiliated group. In accordance with the Vishay Tax Sharing Agreement, federal and state taxes are determined as if the Company were associated only with its wholly owned subsidiaries, taking into account all tax credits and all carryback and carryforward items. For purposes of these consolidated financial statements, federal, state, and foreign income taxes have been computed as if the Company's tax provision and related liability had been calculated on a separate return basis (see Note 5 - Income Taxes).

Net Income per Share -- Due to the Company's simple capital structure, basic and diluted net income per share are the same.

Foreign Currency Translation -- The financial statements for certain of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Foreign assets and liabilities in the consolidated balance sheets have been translated at the rate of exchange as of the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Translation adjustments do not impact the results of operations and are reported as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in the results of operations.

Use of Estimates -- Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

Reclassifications -- Certain prior year amounts have been reclassified to conform to the current financial statement presentation.

Accounting Pronouncements -- In November 2002, the Emerging Issues Task Force
(EITF) issued EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables", which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect that the adoption of EITF 00-21 will have a significant impact on its consolidated financial statements.

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (Statement No. 146). Statement No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Statement No. 146 states that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over a period of time. The standard will apply to the Company effective for exit or disposal activities initiated after December 31, 2002. The

Company does not believe there will be a material effect from the adoption of this new standard.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34". FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies", relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 are effective for financial statements of periods that end after December 15, 2002. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company has no guarantees of indebtedness that would be affected by FIN 45. FIN 45 also incorporates accounting for indemnities given in connection with licensing of intellectual property and the Company is still assessing the potential impact this may have on its future results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period. The Company does not believe there will be a material effect on its financial condition or results of operations from the adoption of the provisions of FIN 46.

Commitments and Contingencies -- Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. The costs for a specific environmental clean-up site are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments for that site are fixed or reliably determinable generally based upon information derived from the remediation plan for that site. Recoveries from third parties that are probable of realization and can be reasonably estimated are separately recorded, and are not offset against the related environmental liability.

Note 2 - Related Party Transactions

Sales organizations

The Company's products are sold by the Vishay worldwide sales organizations that operate as three regionally-based legal entities. The three regions consist of North America, Europe and Asia. The aim of the Vishay sales structure is to unify the activities of the member companies, provide efficiencies by eliminating the duplications of many functions, and bring greater value to end customers by allowing them to deal with one entity for their semiconductor purchasing needs. Vishay sales organizations function as undisclosed agents of the Company, through commission arrangements at a fixed percentage of sales made in each region for all sales related functions; however, the ownership of all sales, receivable, inventory, and risk of loss remains with Siliconix, with the exception of the North America region. Effective from January 2001, Vishay Americas Inc., a wholly owned subsidiary of Vishay, assumed responsibility for collecting the Company's accounts receivable for the North America region. Accounts receivable ownership for North America region sales is transferred to Vishay Americas Inc. at the gross amount as soon as sales invoices are generated. Vishay Americas Inc. is compensated for accounts receivable collection through a commission arrangement at a fixed percentage of sales.

Commissions paid to Vishay affiliates for North America, Europe, and Asia Pacific sales organizations were $16,898,000, $15,121,000 and $20,037,000 in 2002, 2001 and 2000, respectively. These commission amounts are included in selling, marketing, and administrative expenses in the accompanying statements of income.

Subcontract manufacturing

During 2002, 2001 and 2000, Fraunhofer Gesellschaft ("FHG"), an institute partially owned by the German government, provided wafer fabrication subcontract services to the Company. Subcontractor fees were $23,819,000, $21,195,000 and $22,734,000, respectively. Subcontractor fees are included in cost of sales in the accompanying statements of income. According to the agreement entered into in 1996 by the Company, through an affiliate, the Company agreed to pay for certain operating costs at the FHG facility, regardless of the extent of actual manufacturing output, until December 31, 2007. As of December 31, 2002 and for all historical periods presented, the Company has not been required to make and has not made any payment to support FHG's operating expenses.

Beginning in 2001, a wholly owned subsidiary of Vishay in Israel was engaged to provide assembly and testing subcontract services to the Company. Subcontractor fees paid were $5,028,000 in 2002 and $5,074,000 in 2001. Subcontractor fees are included in cost of sales in the accompanying statements of income.

Administrative service sharing agreements

The Company entered into certain service sharing agreements with Vishay and certain of its affiliates. Administrative expenses primarily related to personnel, overhead functions, corporate IT support, and network communications support are shared and then allocated to the appropriate party on a periodic basis. During 2002, 2001 and 2000 related parties reimbursed the Company $6,235,000, $5,963,000 and $8,241,000, respectively, for administrative expenses incurred by the Company on their behalf. During the same periods, the Company reimbursed related parties $8,026,000, $5,331,000 and $3,954,000, respectively, for administrative expenses incurred by related parties on the Company's behalf. These administrative reimbursements and payments are included in selling, marketing, and administrative expenses in the accompanying statements of income.

Management fees

Management fees paid by the Company to Vishay Intertechnology, Inc. were $1,794,000, $2,349,000 and $1,839,000 during 2002, 2001 and 2000, respectively. These management fees primarily related to services provided by the Vishay corporate office, including accounting matters for all SEC filings, investor relations, tax services, cash management, legal services, and the handling of insurance coverage on a global basis.

Sales to affiliates of Vishay

Product sales to Vishay and its affiliates were $77,000, $182,000 and $328,000 during 2002, 2001 and 2000, respectively. These amounts are included in net sales in the accompanying statements of income.

Notes receivable/payable

Interest income related to promissory notes was $25,000, $0 and $2,575,000 during 2002, 2001 and 2000, respectively. These amounts are included in interest income in the accompanying statements of income. In 2000, the Company issued a related party promissory note for $37 million from Vishay, which was callable by the Company at any time and bore an interest rate of 7.5%. As of the end of December 2000, the promissory note was fully repaid. In December 2002, the Company issued a related party promissory note for $75 million from Vishay, which was callable by the Company at any time and bore an interest rate of 3.025%. As of December 31, 2002, the entire related-party promissory note was outstanding. The promissory note was fully repaid on January 2, 2003.

Note 3 - Simconix

As of December 31, 2002, the Company held a 95% interest in Simconix, a back-end manufacturing facility in Shanghai, China. The Company originally held a 50% interest in Simconix and acquired an additional 40% interest in 1998. In connection with the acquisition in 1998, the Company recorded goodwill of $9.2 million, which was amortized on a straight-line basis over 20 years until January 1, 2002 when the Company adopted Statement 142. As of December 31, 2001, accumulated goodwill amortization was $1.7 million. The Company did not record amortization expense beginning in January 2002. Subsequent to the Company's acquisition in 1998, the remaining 10% interest was held by Shanghai Simtek Industrial, Limited, the minority shareholder. As a result of an additional capital contribution of $10 million made by Siliconix in 2001, the Company's interest in Simconix increased to 95%.

At the time of the acquisition, the Company and the minority shareholder entered into an agreement that fixed the value of the original 10% interest in Simconix at $3 million regardless of the earnings or losses of Simconix. The minority shareholder has the right to put either all or part of its interest to the Company at any time for a pro rata portion of the $3 million. In exchange for agreeing not to participate in profits or losses, the Company is required to pay the minority shareholder a fixed return on its $3 million equal to an annual, compounded rate of LIBOR + 2% payable every six months or such longer period as requested by the seller. This amount has been recorded as minority interest expense because it relates to the minority shareholder's ownership of registered capital. The subsidiary's minority interest was recorded as a liability in the Company's financial statements.

The Company received $1.4 million and $0.8 million in 2002 and 2001, respectively, from the Chinese government as a result of an additional $10 million capital contribution made by the Company in 2001 in Simconix. Interest paid to the minority shareholder in 2002 was $520,000, and $60,000 and $72,000 in 2001 and 2000, respectively. The interest payment made in 2002 includes accrued interest from 2001 and 2000 that was not paid out in the respective years.

Note 4 - Inventories

Inventories consisted of the following:

Years Ended December 31
(In thousands)
                                      2002                2001

Finished goods                       $20,044             $20,985
Work-in-process                       38,560              32,963
Raw materials                          7,949               7,354
                                     -------             -------
                                     $66,553             $61,302
                                     =======             =======


Note 5 - Income Taxes

Earnings before income taxes from foreign operations for the years ended December 31, 2002, 2001, and 2000 consisted of $49,815,000, $9,215,000, and
$87,424,000, respectively. Income taxes for the years ended December 31, 2002, 2001, and 2000 consisted of the following:

Years ended December 31
(In thousands)                            2002           2001            2000

Current:
     Federal                           $  1,333        $ (2,449)       $ 14,523
     State and local                          -               -               -
     Foreign                                963             717             492
                                       --------        --------        --------

                                          2,296          (1,732)         15,015
                                       --------        --------        --------
Deferred:
     Federal                              8,511           7,752          17,239
     State and local                      2,211          (1,259)           (384)
     Foreign                                  -               -               -
                                       --------        --------        --------

                                         10,722           6,493          16,855
                                       --------        --------        --------

                                       $ 13,018        $  4,761        $ 31,870
                                       ========        ========        ========

Income tax expense differs from the amounts computed by applying the federal income tax rate to pretax income as a result of the following:

Years ended December 31

(In thousands)                                                     2002       2001       2000
Tax at statutory rate                                          $ 20,794    $  7,032    $ 48,899
Effect of foreign operations                                     (7,878)        507     (15,193)
Benefit of foreign sales corporation/extraterritorial income
  exclusion                                                        (494)       (758)       (880)
State taxes, net of federal benefit                               1,437        (818)       (250)
Business tax credits                                               (697)     (1,211)       (512)
Other                                                              (144)          9        (194)
                                                               --------    --------    --------

                                                               $ 13,018    $  4,761    $ 31,870
                                                               ========    ========    ========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


Years ended December 31
(In thousands)                                   2002        2001       2000

Deferred tax assets:
     Accrued expenses and reserves             $  3,718    $  6,534    $ 10,739
     Tax credit carryforwards                     5,880       5,371       2,049
                                               --------    --------    --------

          Total gross deferred tax assets         9,598      11,905      12,788
          Less valuation allowance               (3,874)     (2,275)          -
                                               --------    --------    --------
          Net deferred tax assets                 5,724       9,630      12,788

Deferred tax liabilities:
     Plant and equipment, principally due to
       differences in depreciation              (16,118)    (16,907)    (14,743)
     Investment in joint venture                 (2,716)     (2,675)     (2,675)
                                               --------    --------    --------
     Total gross deferred tax liabilities       (18,834)    (19,582)    (17,418)
                                               --------    --------    --------
     Net deferred tax liability                $(13,110)   $ (9,952)   $ (4,630)
                                               ========    ========    ========

At December 31, 2002, the Company had the following carryforwards for tax purposes:

(In thousands)
                                                               Expires
                                                               -------
Credits:
     California investment credit               $  5,644    2003 - 2009
     California research credit                 $  3,402   No Expiration


The Company has not provided for U.S. federal and state income taxes on $248.7 million of non-U.S. subsidiaries' undistributed earnings as of December 31, 2002, because such earnings are intended to be reinvested outside the United States indefinitely.

The Company's U.S. income tax returns for the years ended 1996 through 1998 are presently under examination by the Internal Revenue Service. Management believes that any potential tax assessment plus related interest and penalties, if any, have been sufficiently provided for in the financial statements.

Note 6 - Geographic and Industry Segment Reporting

The Company is engaged primarily in the design, marketing, and manufacturing of power and analog semiconductor products. The Company is organized in three operating segments, which due to their inter-dependencies, similar long-term economic characteristics, shared production processes and distribution channels, have been aggregated into one reportable operating segment.

Three Asian distributors each accounted for more than 10% of net sales in 2002 and two Asian distributors each accounted for more than 10% of net sales in 2001. An original equipment manufacturer (OEM) and a Japanese distributor each accounted for more than 10% of net sales in 2000.

The Company maintains foreign subsidiaries in the Netherlands, United Kingdom, China, and Taiwan. The Company has manufacturing operations in the United States, Taiwan, and China and through both affiliated and independent subcontractors in Germany, Israel, and various countries throughout Asia.

Information about the Company's operations by geographic area is shown in the following table:

Year ended December 31
(In thousands)

Net Sales (1)                             2002             2001             2000

North America                         $ 51,083         $ 50,911         $128,349
Europe                                  42,302           52,323          101,221
Japan                                   39,282           36,934           50,022
Taiwan                                  74,582           61,211           58,876
Singapore                               44,972           38,688           54,531
Asia-Pacific                           118,474           64,298           76,300
All Other                                2,249            1,201            3,846
                                      --------         --------         --------
                                      $372,944         $305,566         $473,145
                                      ========         ========         ========

(1) Revenue is attributed to countries based on the sold-to location.

Long-Lived Assets at December 31

United States                         $130,049         $146,582         $153,585
Asia-Pacific                            30,556           31,718           36,054
                                      --------         --------         --------

                                      $160,605         $178,300         $189,639
                                      ========         ========         ========

Note 7 - Leases and Commitments

At December 31, 2002, the future minimum commitments for all non-cancelable operating leases were as follows: (In thousands)

2003                                                       $    1,325
2004                                                              150
2005                                                               47
2006                                                               17
2007                                                               17
Thereafter                                                         50
                                                          ------------

Total minimum lease payments                               $    1,606
                                                          ============

The Company leases land, office facilities, and equipment under operating leases. Operating lease expenses were $3,129,000, $3,237,000 and $3,362,000 in 2002, 2001 and 2000, respectively.

The Company has entered into product license agreements, which provide, among other things, that the Company makes royalty payments based on sales of certain products at royalty rates specified in the agreements. The product license agreements either have a fixed term or terminate upon expiration of the licensors' underlying patents. Royalty expenses under these royalty agreements were $3,308,000, $3,262,000 and $5,439,000 in 2002, 2001 and 2000,
respectively. Included in accrued liabilities are royalties payable of $1,522,000 and $1,699,000 at December 31, 2002 and 2001, respectively.

In order to secure additional manufacturing capacity, in 1996 the Company, through an affiliate, entered into an agreement with Fraunhofer Gesellschaft ("FHG"), an institute partially owned by the German government, for the use of the FHG wafer fabrication facility in Itzehoe, Germany until December 31, 2007. Under this agreement, the Company is committed to pay for certain operating costs at the Itzehoe facility, regardless of the extent of actual manufacturing output, through the expiration of the agreement. In 1999, operating expenses at this location for which the Company was responsible under the agreement were approximately $25.0 million. Subsequently, through December 31, 2002, the Company was not required to make any additional payment to support FHG's operating expenses.

Note 8 - Employee Benefit Plans

The profit sharing element of the Siliconix incorporated Retirement Plan Trust (the "Plan") provides for annual contributions by the Company of up to 10% of consolidated income before taxes (as defined). Vesting in the profit sharing element of the Plan occurs ratably over a five-year period. Upon employee termination, non-vested contributions are forfeited and reduce the Company's current and/or future contributions to the Plan. The forfeiture amounts were $161,000, $363,000 and $290,000 in 2002, 2001 and 2000, respectively. The
Company's contributions under the plan and net of forfeitures were $5,111,000, $1,382,000, and $7,246,000 in 2002, 2001 and 2000, respectively. The tax deferred savings element of the Plan allows eligible employees to contribute up to 15% of their compensation. The Company matches a portion of each participating employee's contribution. The Company's matching contributions were $1,068,000, $977,000 and $1,115,000, in 2002, 2001 and 2000, respectively.

The Company's U.S. defined benefit pension plan was terminated in 1998. The Company's subsidiary in Taiwan has a defined benefit pension plan that covers substantially all of its employees. The Company's accrued pension benefit related to the plan was $2,708,000 and $2,001,000 at December 31, 2002 and 2001, respectively.

The Company's accrued pension benefits were as follows:

December 31
(In thousands)                                            2002             2001

Unfunded retirement costs                                 2,708            2,001
                                                         ------           ------
Total debt                                                2,708            2,001
                                                         ------           ------
Less current portion                                          -                -

Total long-term borrowings                               $2,708           $2,001
                                                         ======           ======

Note 9 - Employee Stock Plan

From 1973 through the fourth quarter of 1990, the Company's Board of Directors authorized the sale of restricted common stock to certain key employees and directors for initial payments below market values. Vested shares are subject to the Company's lifetime right of first refusal to purchase the shares. In the event the Company declines to purchase the shares, a fixed amount of $1.02 (the "delta") determined by the Company's plan of reorganization is paid to the Company. Fully vested shares outstanding under this plan at a delta of $1.02 per share at December 31, 2002, 2001 and 2000 were 163,666, 163,666 and 171,549, respectively. There were no shares issued under this plan during 2002, 2001, and 2000. The number of vested shares exercised by employees during 2002, 2001, and 2000 were 0, 7,883 and 8,028, respectively, resulting in payments of $0, $8,041 and $8,189, respectively, to the Company that are included in additional paid-in-capital. During 2002, 2001 and 2000, no vested shares were sold to the Company.

Note 10 - Contingencies

As of December 31, 2002, the Company remained a party to two environmental proceedings. The first involves property that the Company vacated in 1972. In July 1989, the California Regional Water Quality Control Board ("RWQCB") issued Cleanup and Abatement Order No. 89-115 both to the Company and the current owner of the property. The Order alleged that the Company contaminated both the soil and the groundwater on the property by the improper disposal of certain chemical solvents. The RWQCB considered both parties to be liable for the contamination and sought to have them decontaminate the site to acceptable levels. The Company subsequently reached a settlement of this matter with the current owner of the property. The settlement provided that the current owner will indemnify the Company and its employees, officers, and directors against any liability that may arise out of any governmental agency actions brought for environmental cleanup of the subject site, including liability arising out of RWQCB Order No. 89-115, to which the Company remains nominally subject.

The second proceeding involves the Company's Santa Clara, California facility, which the Company has owned and occupied since 1969. In February 1989, the RWQCB issued Cleanup and Abatement Order No. 89-27 to the Company. The Order was based on the discovery of contamination of both the soil and the groundwater on the property by certain chemical solvents. The Order called for the Company to specify and implement interim remedial actions and to evaluate final remedial alternatives. The RWQCB issued a subsequent order requiring the Company to complete the decontamination. The Company has substantially complied with the RWQCB's orders.

In management's opinion, based on discussion with legal counsel and other considerations, the ultimate resolution of the above-mentioned matters are not expected to have a material adverse effect on the Company's consolidated financial condition or results of operations.

In February and March 2001, several purported class action complaints were filed in the Court of Chancery in and for New Castle County, Delaware and the Superior Court of the State of California against Vishay Intertechnology, Inc. ("Vishay"), the Company, and the Company's directors in connection with Vishay's announced proposal to purchase all issued and outstanding shares of the Company not already owned by Vishay. The class actions, filed on behalf of all non-Vishay Siliconix shareholders, alleged, among other things, that Vishay's proposed offer was unfair and a breach of fiduciary duty. One of the Delaware class actions also contained derivative claims against Vishay on behalf of the Company alleging self-dealing and waste because Vishay purportedly usurped the Company's inventory and patents, appropriated the Company's separate corporate identity, and obtained a below-market loan from the Company.

In May 2001, the Delaware Court of Chancery consolidated the several class action complaints described above. On or about May 31, 2001, lead plaintiff Fitzgerald served an amended complaint, an application for a preliminary injunction against proceeding with or taking steps to give effect to Vishay's proposed tender offer or the contemplated short-form merger, and a motion to expedite proceedings and additional discovery requests. In addition to his prior allegations, plaintiff claimed, among other things, that in connection with the proposed offer and short-form merger, defendants allegedly violated (i) their duty to deal fairly from a timing and process perspective with the minority shareholders of Siliconix, (ii) their duties of loyalty and candor, and (iii) Vishay's obligations to pay a fair price to the Siliconix minority shareholders. Following expedited discovery and briefing, on June 19, 2001, the Delaware Court of Chancery issued its order denying Fitzgerald's motion for a preliminary injunction. The Court found that Fitzgerald had not succeeded in demonstrating that he had a reasonable probability of success on the merits of his claims. The Company and Vishay filed motions to dismiss the verified amended complaint on June 6, 2001. Vishay filed a motion for summary judgment on June 25, 2001. In the fourth quarter of 2002, based largely on the June 2001 Delaware Court of Chancery ruling, the parties agreed to dismiss the case without prejudice.

On July 3, 2001, the California Superior Court entered an order staying the California state-court actions that had been filed against the Company and Vishay in connection with Vishay's earlier proposal.

On April 25, 2001, the Company initiated a lawsuit against General Semiconductor, Inc. In its complaint, the Company asserted that General Semiconductor was infringing United States Letters Patent Nos. 5,072,266 and 5,298,442 relating to certain power MOSFET products. General Semiconductor denied the material allegations in the Company's complaint and asserted various affirmative defenses. General Semiconductor also asserted counterclaims for patent misuse and unfair competition, seeking a declaratory judgment of non-infringement, invalidity and/or unenforceability, and seeking injunctive relief, damages, attorneys' fees and costs. The Company did not respond to those counterclaims. On November 2, 2001, General Semiconductor was acquired by Vishay, which owns 80.4% of the Company. The lawsuit was settled in the third quarter of 2002.

On November 2, 1999, the Company initiated a lawsuit against Fairchild Semiconductor Corporation. In its complaint, the Company asserted claims that Fairchild is infringing United States Letters Patent Nos. 5,072,266 and 5,298,442 relating to certain power MOSFET products. Fairchild denied the material allegations in the Company's complaint and asserted various affirmative defenses. On July 24, 2002, the Company and Fairchild Semiconductor International, Inc., announced a settlement on mutually agreeable terms. The settlement was reached due to the parties' desire to establish a long-term cooperative business relationship and to avoid future litigation. As part of the settlement, the Company granted Fairchild a license to the two patents. The specific terms of the license and other details of the settlement are confidential.

The Company is engaged in discussions with various parties regarding patent licensing and cross patent licensing issues. In addition, the Company has observed that in the current semiconductor industry business environment, companies have become more aggressive in asserting and defending patent claims against competitors. While the Company will continue to vigorously defend its intellectual property rights, the Company may become party to disputes regarding patent licensing and cross patent licensing. An unfavorable outcome regarding one of these matters could have a material adverse effect on the Company's business and operating results.

Note 11 - Comprehensive Income (Loss)

The following are the components of comprehensive income (loss):

(In thousands):
                                                Beginning   Net-of-Tax    Ending
                                                 Balance     Amount      Balance
December 31, 2000
Currency translation adjustments                $  (754)    $   (68)    $  (822)

December 31, 2001
Currency translation adjustments                $  (822)    $    21     $  (801)

December 31, 2002
Minimum pension liability adjustment            $     -     $  (246)    $  (246)
Currency translation adjustments                   (801)        (49)       (850)
                                                -------     -------     -------
                                                $  (801)    $  (295)    $(1,096)
                                                =======     =======     =======

Note 12 - Foreign Currency Forward Exchange Contracts

Foreign currency forward exchange contracts designated and effective as hedges of firm commitments are treated as hedges for accounting purposes. Gains and losses related to qualified accounting hedges of firm commitments are deferred and recognized in income when the hedged transaction occurs.

In March 2000, the Company settled all outstanding foreign currency forward exchange contracts and there were no such contracts as of December 31, 2002 or 2001.

Note 13 - Selected Quarterly Statements of Operations (Unaudited)

Siliconix incorporated
(In thousands, except per share data)

                                                   2002                                        2001
                                -----------------------------------------   -------------------------------------------
                                  Fourth    Third       Second     First     Fourth     Third       Second      First
Net sales                       $ 98,258   $ 96,149   $ 94,935   $ 83,602   $ 76,663   $ 67,478    $ 73,288   $ 88,137

Gross profit                    $ 31,292   $ 30,205   $ 29,274   $ 24,408   $ 13,978   $ 13,612    $ 19,246   $ 28,325

Net income (loss)               $ 13,409   $ 13,343   $ 11,200   $  8,204   $    649   $   (877)   $  5,090   $ 10,233

Net income (loss) per
share (basic and diluted)       $   0.45   $   0.45   $   0.37   $   0.27   $   0.02   $  (0.03)   $   0.17   $   0.34


Note 14 - Subsequent Event (Unaudited)

On March 25, 2003, the Company invested $70 million of excess cash with Vishay to provide the Company with short-term interest income at a higher interest rate. The investment with Vishay has an interest rate of 3.025% and is callable by the Company at any time. This rate compares favorably to other investment vehicles that offer similar terms and conditions.