Form 10-K, Exhibit 13
period 2003-12-31
SILICONIX INC
filed 2004-03-15
CIK 90283

EXHIBIT 13


Report of Ernst & Young LLP, Independent Auditors


To the Board of Directors and Stockholders of Siliconix incorporated:

    We have audited the accompanying consolidated balance sheets of Siliconix incorporated as of December 31, 2003 and December 31, 2002, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15 (a)
(2). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Siliconix incorporated as of December 31, 2003 and December 31, 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                                      /s/ Ernst & Young LLP


San Jose, California
January 30, 2004


                           CONSOLIDATED BALANCE SHEETS

Siliconix incorporated
As of December 31
(In thousands, except share and per share information)              2003            2002

Assets
 Current assets:

     Cash and cash equivalents                                   $ 279,464        $ 137,082
     Note receivable from affiliate                                   --             75,000
     Accounts receivable, less allowances of $20,170 and
       $17,859 at December 31, 2003 and 2002, respectively          49,807           42,331
     Accounts receivable from affiliates                            27,800           10,076
     Inventories                                                    63,229           66,553
     Other current assets                                           24,429           23,241
     Deferred income taxes                                           3,508            3,146
                                                                 ---------        ---------
          Total current assets                                     448,237          357,429
                                                                 ---------        ---------

Property, plant, and equipment:
     Land                                                            1,715            1,715
     Buildings and improvements                                     57,761           55,954
     Machinery and equipment                                       369,350          368,232
                                                                 ---------        ---------
                                                                   428,826          425,901
     Less accumulated depreciation                                 284,735          272,935
                                                                 ---------        ---------
          Net property, plant, and equipment                       144,091          152,966

Goodwill                                                             7,445            7,445
Other assets                                                         1,397            1,182
                                                                 ---------        ---------
Total assets                                                     $ 601,170        $ 519,022
                                                                 =========        =========

Liabilities and Stockholders' Equity:
Current liabilities:
     Accounts payable                                            $  31,196        $  20,734
     Accounts payable to affiliates                                 32,256            7,385
     Accrued payroll and related compensation                       10,161            9,395
     Other accrued liabilities                                      29,458           28,803
                                                                 ---------        ---------
          Total current liabilities                                103,071           66,317
                                                                 ---------        ---------
Accrued pension benefits                                             3,137            2,708
Deferred income taxes                                               15,498           16,256
Other non-current liabilities                                       52,161           45,527
Minority interest                                                    3,143            3,383
                                                                 ---------        ---------
     Total liabilities                                             177,010          134,191
                                                                 ---------        ---------
Commitment and contingencies
Stockholders' equity:
     Common stock, par value $0.01; 100,000,000
       shares authorized; 29,879,040 shares issued
       and outstanding at December 31, 2003 and 2002                   299              299
     Additional paid-in-capital                                     59,373           59,370
     Retained earnings                                             365,619          326,258
     Accumulated other comprehensive loss                           (1,131)          (1,096)
                                                                 ---------        ---------
          Total stockholders' equity                               424,160          384,831
                                                                 ---------        ---------
Total liabilities and stockholders' equity                       $ 601,170        $ 519,022
                                                                 =========        =========


See accompanying Notes to Consolidated Financial Statements


                        CONSOLIDATED STATEMENTS OF INCOME

Siliconix incorporated
Years ended December 31
(In thousands, except per share data)                   2003             2002            2001

Net sales                                            $ 392,064        $ 372,944       $ 305,566
Cost of sales                                          277,595          257,765         230,404
                                                     ---------        ---------       ---------

Gross profit                                           114,469          115,179          75,162

Operating expenses:
     Research and development                           19,501           19,314          17,209
     Selling, marketing, and administrative             45,960           41,882          42,783
     Amortization of goodwill                             --               --               458
                                                     ---------        ---------       ---------

Operating income                                        49,008           53,983          14,712

Interest income                                          2,427            3,014           5,847
Other income (expense)                                    (732)           2,414            (466)
                                                     ---------        ---------       ---------

Income before income taxes and minority interest        50,703           59,411          20,093
Income taxes                                            11,102           13,018           4,761
Minority interest in income of consolidated
subsidiary                                                 240              237             237
                                                     ---------        ---------       ---------

Net income                                           $  39,361        $  46,156       $  15,095
                                                     =========        =========       =========

Net income per share (basic and diluted)             $    1.32        $    1.54       $    0.51

Shares used to compute basic and diluted net
income per share                                        29,879           29,879          29,879


See accompanying Notes to Consolidated Financial Statements


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Siliconix incorporated
Years ended December 31
 (In thousands)
Cash flows from operating activities:                         2003               2002            2001

Net income                                                  $  39,361           46,156          15,095
Adjustments to reconcile net income to net
  cash provided by operating activities:
     Depreciation and amortization                             37,461           40,410          40,804
     Loss on disposal of property, plant, and equipment           658             --              --
     Deferred income taxes                                     (1,120)           3,158           5,322
     Other non-cash expenses                                      429              707             188
     Changes in operating assets and liabilities:
          Accounts receivable                                  (7,476)          (8,687)         27,737
          Accounts receivable from affiliates                 (17,724)           2,381          14,147
          Inventories                                           3,324           (5,251)          6,082
          Other current assets                                 (1,318)          (5,828)         (3,385)
          Accounts payable                                      8,462            2,934         (27,641)
          Accounts payable to affiliates                       24,871          (29,307)          2,828
          Accrued liabilities                                     941           13,232         (20,006)
          Other                                                 6,530            7,369           1,176
                                                            ---------        ---------       ---------
Net cash provided by operating activities                      94,399           67,274          62,347
                                                            ---------        ---------       ---------

Cash flows from investing activities:
     Purchase of property, plant, and equipment               (26,984)         (22,443)        (29,462)
     Proceeds from sale of property, plant, and equipment        --                 64              57
     Short-term investment with affiliate                    (140,000)         (75,000)           --
     Proceeds from short-term investment with affiliate       215,000             --              --
                                                            ---------        ---------       ---------
Net cash provided by (used in) investing activities            48,016          (97,379)        (29,405)
                                                            ---------        ---------       ---------

Cash flows from financing activities:
     Proceeds from sale of restricted common stock                  3             --                 8
                                                            ---------        ---------       ---------
Net cash provided by financing activities                           3             --                 8
                                                            ---------        ---------       ---------

Effect of exchange rate changes on cash and cash
  equivalents                                                     (36)             (49)             21
                                                            ---------        ---------       ---------

Net increase (decrease) in cash and cash equivalents          142,382          (30,154)         32,971
Cash and cash equivalents:
Beginning of year                                             137,082          167,236         134,265
                                                            ---------        ---------       ---------
End of year                                                 $ 279,464        $ 137,082       $ 167,236
                                                            ---------        ---------       ---------
Supplemental disclosure of cash flow information:
  Interest paid                                             $    --          $    --         $    --
  Income taxes paid                                         $   4,950        $     339       $   5,063
  Capital expenditures included in accounts payable
    at December 31                                          $   2,000        $    --         $    --


See accompanying Notes to Consolidated Financial Statements


                                              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                 Accumulated
Siliconix incorporated                          Common      Common      Additional                  Other           Total
(In thousands)                                  Stock     Stock at Par   Paid-in-    Retained    Comprehensive   Stockholders
                                                Shares      Amount       Capital     Earnings    Income(Loss)      Equity
                                                ------    ------------  ----------   --------    -------------   ------------
Balance at December 31, 2000                    29,879    $     299    $  59,362    $ 265,007    $    (822)       $ 323,846
Proceeds from sale of restricted
  common stock                                    --           --              8         --           --                  8
Comprehensive income:
  Net income                                      --           --           --         15,095         --             15,095
  Currency translation adjustments                --           --           --           --             21               21
                                                                                                                  ---------
  Comprehensive income                                                                                               15,116
                                             ---------    ---------    ---------    ---------    ---------        ---------

Balance at December 31, 2001                    29,879    $     299    $  59,370    $ 280,102    $    (801)       $ 338,970
Comprehensive income:
  Net income                                      --           --           --         46,156         --             46,156
  Currency translation adjustments                --           --           --           --            (49)             (49)
  Minimum pension liability adjustment            --           --           --           --           (246)            (246)
                                                                                                                  ---------
  Comprehensive income                                                                                               45,861

                                             ---------    ---------    ---------    ---------    ---------        ---------
Balance at December 31, 2002                    29,879    $     299    $  59,370    $ 326,258    $  (1,096)       $ 384,831
Proceeds from sale of restricted
  common stock                                    --           --              3         --           --                  3
Comprehensive income:
  Net income                                      --           --           --         39,361         --             39,361
  Currency translation adjustments                --           --           --           --            (36)             (36)
  Minimum pension liability adjustment            --           --           --           --              1                1
                                                                                                                  ---------
  Comprehensive income                                                                                               39,326

                                             ---------    ---------    ---------    ---------    ---------        ---------
Balance at December 31, 2003                    29,879    $     299    $  59,373    $ 365,619    $  (1,131)       $ 424,160
                                             =========    =========    =========    =========    =========        =========


See accompanying Notes to Consolidated Financial Statements

                  Notes to Consolidated Financial Statements

Siliconix incorporated ("Siliconix" or the "Company") designs, markets, and manufactures power and analog semiconductor products. The Company focuses on technologies and products for the communications, computer, and automotive markets. Additionally, many of the Company's products are used in instrumentation, industrial and consumer applications.

The Company was founded in 1962 and subsequently reincorporated on March 5, 1987 in Delaware. Vishay Intertechnology, Inc. of Malvern, Pennsylvania ("Vishay") owns 80.4% of the Company's outstanding common stock. The Company's relationships and transactions with Vishay are further described in Note 2.

Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ significantly from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of Siliconix and all of its subsidiaries in which a controlling financial interest is maintained. All significant intercompany transactions, accounts, and profits are eliminated. The 5% minority interest in the Company's non-wholly owned subsidiary, Shanghai Simconix Co. Limited, is shown as a liability in the consolidated financial statements.

Revenue Recognition

The Company recognizes revenue on product sales during the period when the sales process is complete. This generally occurs when products are shipped to the customer in accordance with terms of an agreement of sale, title and risk of loss have been transferred, collectibility is reasonably assured and pricing is fixed or determinable. The Company has agreements with distributors that historically provided limited rights of product return. Beginning in 2002, the Company modified these arrangements to allow distributors a limited credit for unsaleable products, which it terms a "scrap allowance." Consistent with industry practice, the Company also has a "stock, ship and debit" program whereby it considers requests by distributors for credits on previously purchased products that remain in distributors' inventory, to enable the distributors to offer more competitive pricing. In addition, the Company has contractual arrangements whereby it provides distributors with protection against price reductions initiated by the Company after product is sold by the Company to the distributor and prior to resale by the distributor.

The Company records a reduction of revenue during each period, and records a related reduction to accounts receivable for the period, based upon its estimate of product returns, scrap allowances, "stock, ship and debit" credits and price protection credits that will be attributable to sales recorded through the end of the period. The Company makes these estimates based upon sales levels to its distributors during the period, inventory levels at the distributors, current and projected market conditions and historical experience under the programs.

Shipping and Handling Costs

The Company includes shipping and handling costs in cost of sales.

Research and Development Expenses

Research and development costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company operates under a tax sharing agreement with Vishay. Under the Vishay Tax Sharing Agreement, the Company computes its income taxes on a separate company basis. For the periods ended December 31, 2003 and 2002, the Company is included in the consolidated federal and certain state tax returns of the Vishay affiliated group. For purposes of these consolidated financial statements, federal, state, and foreign income taxes have been computed as if the Company's tax provision and related liability had been calculated on a separate return basis (see Note 5 - Income Taxes).

Cash Equivalents

Cash equivalents consist of short-term financial instruments that are readily convertible to cash and have original maturities of three months or less.

Accounts Receivable Allowances

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined through an analysis of the aging of accounts receivable and assessments of risk that are based on historical trends and an evaluation of the impact of current and projected economic conditions. The Company evaluates the past-due status of its trade receivables based on contractual terms of sale. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company also maintains an allowance for credits for distributor incentive programs as described above in the revenue recognition policy.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual cost, determined on the first-in, first-out method); market is based upon estimated net realizable value. The valuation of inventory at the lower of cost or market requires the Company to estimate the amounts of current inventory that will be sold. These estimates are dependent on the Company's assessment of current and expected orders from its customers. Inventories are adjusted for estimated obsolescence and written down to net realizable value based upon estimates of future demand, technology developments and market conditions.

Property and Equipment

Property and equipment is carried at cost and is depreciated by the straight-line method based upon the estimated useful lives of the assets. The estimated lives used are 10 to 30 years for buildings and improvements and 3 to 10 years for machinery and equipment. Depreciation expense was $37,201,000, $39,891,000, and $40,104,000 for the years ended December 31, 2003, 2002, and
2001, respectively.

Goodwill

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

SFAS No. 142 requires that goodwill no longer be amortized, but tested for impairment at least annually. These tests will be performed more frequently if there are triggering events. Prior to adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over 20 years. Amortization of goodwill was $458,000 in 2001.

SFAS No. 142 prescribes a two-step method for determining goodwill impairment. In the first step, we determine the fair value of the reporting unit using a comparable companies market multiple approach. If the net book value of the reporting unit were to exceed the fair value, the Company would then perform the second step of the impairment test which requires allocation of the reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. An impairment charge will be recognized only when the implied fair value of a reporting unit's goodwill is less than its carrying amount.

The Company has allocated all of its goodwill, which arose in the acquisition of the additional interest in Simconix described in Note 3, to its Power MOSFET reporting unit.

The Company completed the transitional goodwill impairment test as of January 1, 2002. Fair value of reporting units was determined using comparable company market multiples. The Company determined that no goodwill impairment existed as of January 1, 2002. The Company's required annual impairment test is completed as of October 1 of each year. Management concluded that no impairment existed based on the annual impairment tests for 2003 and 2002.

Impairment of Long-Lived Assets

The Company evaluates impairment of its long-lived assets, other than goodwill, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which has been adopted by the Company as of January 1, 2002. Adoption of SFAS No. 144 had no effect on the Company's financial position or its results of operations. The carrying value of long-lived assets held and used, other than goodwill, is evaluated when events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows from such asset are separately identifiable and are less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the projected cash flows from the asset discounted at a rate commensurate with the risk involved. Losses on long-lived assets held for sale, other than goodwill, are determined in a similar manner, except that fair market values are reduced for disposal costs.

Financial Instruments and Credit Risk

Due to the short maturities and/or the variable interest rates of the Company's financial instruments, including cash and cash equivalents, the carrying amounts approximate the fair value of the instruments. The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and trade receivables. However, management believes that the likelihood of incurring material losses due to concentration of credit risk is remote. The credit risk related to the Company's trade receivables is mitigated by the Company's ongoing credit evaluations of its customers' financial condition, reasonably short collection terms, and the geographical dispersion of sales transactions. The Company generally does not require any collateral from its domestic customers, although letters of credit are used frequently throughout Asia. Bad debt expense has not been significant over the past three years. Effective January 2001, Vishay Americas Inc., a wholly owned subsidiary of Vishay, assumed responsibility for collecting the Company's accounts receivable for the North America region. Accounts receivable ownership is transferred to Vishay Americas Inc. at the gross amount as soon as sales invoices are generated. Commission expense, paid to Vishay Americas Inc. for accounts receivable collection, was recorded in selling, marketing and administrative expenses. See Note 2 - Related Party Transactions.

Derivative Financial Instruments

Derivative instruments are reported on the consolidated balance sheet at their fair values. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting. For instruments designated as hedges, the effective portion of gains or losses is reported in other comprehensive income and the ineffective portion, if any, is reported in net income (loss). Changes in the fair values of derivative instruments that are not designated as hedges are recorded in current period earnings.

In prior years, the Company used financial instruments such as forward exchange contracts to hedge a portion, but not all, of its firm commitments denominated in foreign currencies. The purpose of the Company's foreign currency management is to minimize the effect of exchange rate changes on actual cash flows from foreign currency denominated transactions. At December 31, 2003 and 2002, the Company had no outstanding forward exchange contracts.

Net Income per Share

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

Commitments and Contingencies

Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Accrued liabilities for environmental matters recorded at December 31, 2003 and 2002 do not include claims against third parties and are not discounted.

 Accounting Pronouncements Pending Adoption

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), Consolidation of Variable Interest Entities ("FIN 46-R") to address certain FIN 46 implementation issues.

The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities ("SPEs") created prior to February 1, 2003: The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003: The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003: The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on our financial position, results of operations, or liquidity. The Company does not expect the adoption of FIN 46-R provisions applicable to Non-SPEs created prior to February 1, 2003, to have a material impact on our financial position, results of operations or liquidity.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current financial statement presentation.

Note 2 - Related Party Transactions
-----------------------------------

The Company maintains various agreements, transactions and relationships with Vishay. All agreements and relationships with Vishay are reviewed and approved by the Siliconix Board of Directors.

Sales organizations

The Company's products are sold by the Vishay worldwide sales organizations that operate as three regionally-based legal entities. The three regions consist of North America, Europe, and Asia. The aim of the Vishay sales structure is to unify the activities of the member companies, provide efficiencies by eliminating the duplications of many functions, and bring greater value to end customers by allowing them to deal with one entity for their active and passive electronic component purchasing needs. Vishay sales organizations function as undisclosed agents of the Company, through commission arrangements at a fixed percentage of sales made in each region for all sales related functions; however, the ownership of all sales, receivable, inventory, and risk of loss remains with Siliconix, with the exception of the North America region.

Effective from January 2001, Vishay Americas Inc., a wholly owned subsidiary of Vishay, assumed responsibility for collecting the Company's accounts receivable for the North America region. Accounts receivable ownership for North America region sales is transferred to Vishay Americas Inc. at the gross amount as soon as sales invoices are generated. Vishay Americas Inc. is compensated for accounts receivable collection, credit risk analysis, bad debt exposure, and selling expenses through a commission arrangement at a fixed percentage of sales. Accounts receivable transferred to Vishay Americas Inc. were $53,738,000 and $50,291,000 in 2003 and 2002, respectively. Commissions paid to Vishay affiliates for North America, Europe, and Asia Pacific sales and related activities were $18,063,000, $16,898,000, and $15,121,000 in 2003, 2002, and
2001, respectively. These commission amounts, averaging less than 5% of sales, are included in selling, marketing, and administrative expenses in the accompanying consolidated statements of income.

Subcontract manufacturing

In 1996, in order to secure additional manufacturing capacity, the Company, through an affiliate, entered into an agreement with Fraunhofer Gesellschaft ("FHG"), an institute partially owned by the German government, for the use of the FHG wafer fabrication facility in Itzehoe, Germany until December 31, 2007. This affiliate was acquired by Vishay concurrent with Vishay's acquisition of its 80.4% interest in Siliconix in 1998. During 2003, 2002, and 2001, FHG provided wafer fabrication subcontract services to the Company. Subcontractor fees were $28,738,000, $23,819,000, and $21,195,000, respectively. Subcontractor fees are included in cost of sales in the accompanying consolidated statements of income. According to the agreement entered into in 1996 by the Company, through an affiliate, the Company agreed to pay for certain operating costs at the FHG facility, regardless of the extent of actual manufacturing output, until December 31, 2007. As of December 31, 2003 and for all historical periods presented, the Company has not been required to make and has not made any payment to support FHG's operating expenses.

Beginning in 2001, a wholly owned subsidiary of Vishay in Israel was engaged to provide assembly and testing subcontract services to the Company. Subcontractor fees paid were $8,905,000 in 2003, $5,028,000 in 2002, and $5,074,000 in 2001.
Subcontractor fees are included in cost of sales in the accompanying consolidated statements of income.

Administrative service sharing agreements

The Company entered into certain service sharing agreements with Vishay and certain of its affiliates. Administrative expenses primarily related to personnel, insurance, logistics, other overhead functions, corporate IT support, and network communications support are shared and then allocated to the appropriate party on a periodic basis. During 2003, 2002, and 2001 related parties reimbursed the Company $5,446,000, $6,235,000, and $5,963,000,
respectively, for administrative expenses incurred by the Company on their behalf. During the same periods, the Company reimbursed related parties $15,763,000, $8,026,000, and $5,331,000, respectively, for administrative expenses incurred by related parties on the Company's behalf. These administrative reimbursements and payments are included in selling, marketing, and administrative expenses in the accompanying consolidated statements of income.

Centralized payment services

Vishay maintains a centralized payment system for Asian accounts payable. In 2003, Vishay created a centralized payment system for U.S. accounts payable and U.S. payroll. The Company reimburses actual amounts paid by Vishay. Amounts reimbursed by the Company were $112,431,000 and $108,645,000 for Asian accounts payable in 2003 and 2002. Amounts reimbursed by the Company were $109,788,000 for U.S. accounts payable and $59,362,000 for U.S. payroll in 2003. Additionally, in 2003, Siliconix reimbursed $4,379,000 of third-party warehouse costs paid by Vishay on behalf of Siliconix. In prior years, these amounts were directly billed to Siliconix by the third-party warehouse.

Management fees

Management fees paid by the Company to Vishay Intertechnology, Inc. were $1,915,000, $1,794,000, and $2,349,000 during 2003, 2002, and 2001, respectively. These management fees primarily related to services provided by the Vishay corporate office, including accounting matters for all SEC filings, investor relations, tax services, cash management, legal services, and the handling of insurance coverage on a global basis. These fees are included in selling, marketing, and administrative expenses in the accompanying consolidated statements of income.

Sales to affiliates of Vishay

Product sales to Vishay and its affiliates were $106,000, $77,000, and $182,000 during 2003, 2002, and 2001, respectively. These amounts are included in net sales in the accompanying consolidated statements of income.

Notes receivable

The Company has a short-term loan agreement with Vishay under which it may, from time to time, advance money to Vishay. All notes under this loan agreement are callable by the Company at any time. Interest income related to promissory notes was $90,000, $25,000, and $0 during 2003, 2002, and 2001, respectively. These amounts are included in interest income in the accompanying consolidated statements of income. In December 2002, the Company received a related party promissory note under the loan agreement for $75 million, which was callable by the Company at any time and bore an interest rate of 3.025%. As of December 31, 2002, the entire related party promissory note was outstanding. This promissory note was fully repaid on January 2, 2003.

In March 2003, the Company received a related party promissory note under the loan agreement for $70 million, which was callable by the Company at any time and bore an interest rate of 3.0%. This promissory note was fully repaid on April 2, 2003. In June 2003, the Company received a related party promissory note under the loan agreement for $70 million, which was callable by the Company at any time and bore an interest rate of 2.75%. This promissory note was fully repaid on July 1, 2003. There have been no related party promissory notes outstanding since July 1, 2003.

Note 3 - Simconix
-----------------

As of December 31, 2003, the Company held a 95% interest in Simconix, a back-end manufacturing facility in Shanghai, China. The Company originally held a 50% interest in Simconix and acquired an additional 40% interest in 1998. In connection with the acquisition in 1998, the Company recorded goodwill of $9.2 million, which was amortized on a straight-line basis using a 20 year useful life, until January 1, 2002 when the Company adopted SFAS No. 142. As of December 31, 2001, accumulated goodwill amortization was $1.7 million. The Company did not record amortization expense beginning in January 2002. Subsequent to the Company's acquisition in 1998, the remaining 10% interest was held by Shanghai Simtek Industrial, Limited, the minority shareholder. As a result of an additional capital contribution of $10 million made by Siliconix in 2001, the Company's interest in Simconix increased to 95%.

At the time of the acquisition, the Company and the minority shareholder entered into an agreement that fixed the value of the original 10% interest in Simconix at $3 million regardless of the earnings or losses of Simconix. The minority shareholder has the right to put either all or part of its interest to the Company at any time for a pro rata portion of the $3 million. In exchange for agreeing not to participate in profits or losses, the Company is required to pay the minority shareholder a fixed return on its $3 million equal to an annual, compounded rate of LIBOR + 2% payable every six months or such longer period as requested by the seller. This amount has been recorded as minority interest expense because it relates to the minority shareholder's ownership of registered capital. The subsidiary's minority interest was recorded as a liability in the Company's consolidated financial statements.

The Company received $1.4 million and $0.8 million, included in "other income" in the consolidated statements of income, in 2002 and 2001, respectively, from the Chinese government as a result of an additional $10 million capital contribution made by the Company in 2001 in Simconix. Minority interest expense was $240,000, $237,000, and $237,000 in 2003, 2002, and 2001, respectively.
Interest paid to the minority shareholder was $420,000 in 2003, $520,000 in 2002, and $60,000 in 2001. The interest payment made in 2002 includes accrued interest from 2001 and 2000 that was not paid in the respective years.

Note 4 - Inventories

Inventories consisted of the following:

Years Ended December 31
(In thousands)
                                                  2003          2002

Finished goods                                  $ 15,130      $  20,044
Work-in-process                                   39,613         38,560
Raw materials                                      8,486          7,949
                                                --------       --------
                                                $ 63,229      $  66,553
                                                ========      =========

Note 5 - Income Taxes

Earnings before income taxes from foreign operations for the years ended December 31, 2003, 2002, and 2001 consisted of $40,586,000, $49,815,000, and
$9,215,000, respectively.

Significant components of income taxes are as follows:


Years ended December 31
(In thousands)                              2003         2002         2001

Current:
     Federal                              $  5,548        1,333     $ (2,449)
     State and local                          --           --           --
     Foreign                                   439          963          717
                                          --------     --------     --------

                                             5,987        2,296       (1,732)
                                          --------     --------     --------
Deferred:
     Federal                                 5,017        8,511        7,752
     State and local                            98        2,211       (1,259)
     Foreign                                  --           --           --
                                          --------     --------     --------

                                             5,115       10,722        6,493
                                          --------     --------     --------

                                          $ 11,102       13,018     $  4,761
                                          ========     ========     ========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

Years ended December 31
(In thousands)                                            2003           2002

Deferred tax assets:
  Accrued expenses and reserves                         $  3,946       $  3,718
  Tax credit carryforwards                                 5,311          5,880
                                                        --------       --------
      Total gross deferred tax assets                      9,257          9,598
      Less valuation allowance                            (2,574)        (3,874)
                                                        --------       --------
      Net deferred tax assets                              6,683          5,724
Deferred tax liabilities:
  Plant and equipment, principally due to                (15,749)       (16,118)
    differences in depreciation
  Investment in joint venture                             (2,924)        (2,716)
                                                        --------       --------
  Total gross deferred tax liabilities                   (18,673)       (18,834)
                                                        --------       --------
  Net deferred tax liability                            $(11,990)      $(13,110)
                                                        ========       ========

A reconciliation of income tax expense at the U.S. federal statutory income tax rate to actual income tax expense (benefit) is as follows:

Years ended December 31
(In thousands)                                   2003       2002         2001

Tax at statutory rate                          $ 17,746    $ 20,794    $  7,033
Effect of foreign operations                     (6,820)     (7,878)        507
Benefit of foreign sales                           (534)       (494)       (758)
corporation/extraterritorial income exclusion
State taxes, net of federal benefit                  64       1,437        (818)
Business tax credits                                697        (697)     (1,211)
Other                                               (51)       (144)          8
                                               --------    --------    --------

                                               $ 11,102    $ 13,018    $  4,761
                                               ========    ========    ========

At December 31, 2003 the Company had the following tax credit carryforwards available:

(In thousands)                                                 Expires
                                                               -------

Credits:
  California investment credit                       $3,961    2004 - 2010
  California research credit                         $4,210    No Expiration

At December 31, 2003, no provision had been made for U.S. federal and state income taxes on approximately $286.9 million of undistributed foreign earnings, which are expected to be reinvested outside of the United States indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

The Company's U.S. income tax returns for the years ended 1996 through 2000 are presently under examination by the Internal Revenue Service. Management believes that any potential tax assessment plus related interest and penalties, if any, have been sufficiently provided for in the consolidated financial statements.

Note 6 - Geographic and Segment Reporting

The Company is engaged primarily in the design, marketing, and manufacturing of power and analog semiconductor products. The Company is organized in three operating segments, which due to their inter-dependencies, similar long-term economic characteristics, shared production processes and distribution channels, have been aggregated into one reportable operating segment.

Two Asian distributors each accounted for more than 10% of net sales in 2003, 2002, and 2001. In 2002, an original equipment manufacturer also individually represented over 10% of net sales.

The Company maintains foreign subsidiaries in the Netherlands, United Kingdom, China, Taiwan, and Israel. The Company has manufacturing operations in the United States, Taiwan, and China and through both affiliated and independent subcontractors in Germany, Israel, and various countries throughout Asia.

Information about the Company's operations by geographic area is shown in the following table:

Year ended December 31
(In thousands)

Net Sales (1)                             2003            2002            2001
-------------

North America                           $ 52,163        $ 52,456        $ 51,510
Europe                                    43,476          42,388          52,323
Asia Pacific:
 Taiwan                                   68,996          74,582          61,211
 Hong Kong                                56,776          52,358          19,939
 Singapore                                45,222          44,972          38,688
 South Korea                              46,252          36,341          18,626
 Japan                                    33,560          39,282          36,934
 Other Asia Pacific                       42,923          28,303          25,134
                                        --------        --------        --------
Total Asia Pacific                       293,729         275,838         200,532
All Other                                  2,696           2,262           1,201
                                        --------        --------        --------
                                        $392,064        $372,944        $305,566
                                        ========        ========        ========

(1) Revenue is attributed to countries based on the sold-to location.

Long-Lived Assets at December 31
(In thousands)

United States                         $115,951         $131,038         $146,582
Asia Pacific                            36,982           30,555           31,718
                                      --------         --------         --------

                                      $152,933         $161,593         $178,300
                                      ========         ========         ========

Note 7 - Leases and Commitments

At December 31, 2003, the future minimum commitments for all non-cancelable operating leases were as follows: (In thousands)

2004                                                      $  1,108
2005                                                           848
2006                                                           388
2007                                                            22
2008                                                            17
Thereafter                                                      51
                                                          --------
                                                          $  2,434
Total minimum lease payments                              ========

The Company leases land, office facilities, and equipment under operating leases. Operating lease expenses were $2,296,000, $3,129,000, and $3,237,000, in 2003, 2002, and 2001, respectively.

The Company has entered into product license agreements, which provide, among other things, that the Company makes royalty payments based on sales of certain products at royalty rates specified in the agreements. The product license agreements either have a fixed term or terminate upon expiration of the licensors' underlying patents. Royalty expenses under these royalty agreements were $3,979,000, $3,308,000, and $3,262,000 in 2003, 2002, and 2001,
respectively. Included in accrued liabilities are royalties payable of $1,971,000 and $1,522,000 at December 31, 2003 and 2002, respectively.

In 1996, in order to secure additional manufacturing capacity, the Company, through an affiliate, entered into an agreement with Fraunhofer Gesellschaft ("FHG"), an institute partially owned by the German government, for the use of the FHG wafer fabrication facility in Itzehoe, Germany until December 31, 2007. The Company's affiliate was acquired by Vishay concurrent with Vishay's acquisition of its 80.4% interest in Siliconix in 1998. Under this agreement, the Company is committed to pay for certain operating costs at the Itzehoe facility, regardless of the extent of actual manufacturing output, through the expiration of the agreement. In 1999, operating expenses at this location for which the Company was responsible under the agreement were approximately $25.0 million. Subsequently, through December 31, 2003, the Company was not required to make any additional payment to support FHG's operating expenses.

Note 8 - Employee Benefit Plans

The profit sharing element of the Siliconix incorporated Retirement Plan Trust (the "Plan") provides for annual contributions by the Company of up to 10% of consolidated income before taxes (as defined). Vesting in the profit sharing element of the Plan occurs ratably over a five-year period. Upon employee termination, non-vested contributions are forfeited and reduce the Company's current and/or future contributions to the Plan. Contributions are made subsequent to each year-end. The expected contribution related to the current year results is included on the consolidated balance sheets, and recorded as an expense in the statements of operations, for 2003, 2002, and 2001. The Company expects to contribute approximately $4.5 million, net of forfeitures of approximately $119,000, in 2004 related to 2003 fiscal results. The Company's actual contributions under the plan were $5,111,000 and $1,382,000 (net of forfeiture amounts of $161,000 and $363,000) in 2003 and 2002, respectively, related to 2002 and 2001 fiscal results, respectively. The tax deferred savings element of the Plan allows eligible employees to contribute up to 100% of their compensation, up to the maximum annual deferral allowed by Internal Revenue Service regulations. The Company matches a portion of each participating employee's contribution. The Company recorded expenses for matching contributions of $1,019,000, $1,068,000, and $977,000, in 2003, 2002, and 2001,
respectively.

The Company's U.S. defined benefit pension plan was terminated in 1998. The Company's subsidiary in Taiwan has a defined benefit pension plan that covers substantially all of its employees. The Company's accrued pension benefit related to the plan, representing unfunded vested benefits, was $3,137,000 and $2,708,000 at December 31, 2003 and 2002, respectively.

Note 9 - Employee Stock Plan
----------------------------

From 1973 through the fourth quarter of 1990, the Company's Board of Directors authorized the sale of restricted common stock to certain key employees and directors for initial payments below market values. Vested shares are subject to the Company's lifetime right of first refusal to purchase the shares. In the event the Company declines to purchase the shares, a fixed amount of $1.02 (the "delta") determined by the Company's plan of reorganization is paid to the Company. Fully vested shares outstanding under this plan at a delta of $1.02 per share at December 31, 2003, 2002, and 2001 were 161,666, 163,666, and 163,666, respectively. There were no shares issued under this plan during 2003, 2002, and 2001. The number of vested shares exercised by employees during 2003, 2002, and 2001 were 2,000, 0, and 7,883, respectively, resulting in payments of $2,041, $0, and $8,041, respectively, to the Company that are included in additional paid-in-capital. During 2003, 2002, and 2001, no vested shares were sold to the Company.

Note 10 - Contingencies
-----------------------

As of December 31, 2003, the Company remained a party to two environmental proceedings. The first involves property that the Company vacated in 1972. In July 1989, the California Regional Water Quality Control Board ("RWQCB") issued Cleanup and Abatement Order No. 89-115 both to the Company and the current owner of the property. The Order alleged that the Company contaminated both the soil and the groundwater on the property by the improper disposal of certain chemical solvents. The RWQCB considered both parties to be liable for the contamination and sought to have them decontaminate the site to acceptable levels. The Company subsequently reached a settlement of this matter with the current owner of the property. The settlement provided that the current owner will indemnify the Company and its employees, officers, and directors against any liability that may arise out of any governmental agency actions brought for environmental cleanup of the subject site, including liability arising out of RWQCB Order No. 89-115, to which the Company remains nominally subject.

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

The Company is engaged in discussions with various parties regarding patent licensing and cross patent licensing issues. In addition, the Company has observed that in the current semiconductor industry business environment, companies have become more aggressive in asserting and defending patent claims against competitors. While the Company will continue to vigorously defend its intellectual property rights, the Company may become party to disputes regarding patent licensing and cross patent licensing. An unfavorable outcome regarding one of these intellectual property matters could have a material adverse effect on the Company's business and operating results.

Note 11 - Comprehensive Income (Loss)
-------------------------------------

The following are the components of comprehensive income (loss):

(In thousands):
                                               Beginning   Net-of-Tax   Ending
                                                Balance      Amount     Balance
December 31, 2001
Currency translation adjustments                $  (822)    $    21     $  (801)
                                                =======     =======     =======

December 31, 2002
Minimum pension liability adjustment            $  --       $  (246)    $  (246)
Currency translation adjustments                   (801)        (49)       (850)
                                                -------     -------     -------
                                                $  (801)    $  (295)    $(1,096)
                                                =======     =======     =======

December 31, 2003
Minimum pension liability adjustment            $  (246)    $     1     $  (245)
Currency translation adjustments                   (850)        (36)       (886)
                                                -------     -------     -------
                                                $(1,096)    $   (35)    $(1,131)
                                                =======     =======     =======

Note 12 - Summary of Quarterly Financial Information (Unaudited)
----------------------------------------------------------------

Siliconix incorporated
(In thousands, except per share data)


                                             2003                                            2002
                           Fourth      Third       Second      First       Fourth      Third       Second      First

Net sales                 $108,619    $ 97,411    $ 88,208    $ 97,826    $ 98,258    $ 96,149    $ 94,935    $ 83,602

Gross profit              $ 31,260    $ 27,856    $ 27,455    $ 27,898    $ 31,292    $ 30,205    $ 29,274    $ 24,408

Net income                $ 10,487    $  9,610    $  9,262    $ 10,002    $ 13,409    $ 13,343    $ 11,200    $  8,204

Net income per share
  (basic and diluted)     $   0.35    $   0.32    $   0.31    $   0.33    $   0.45    $   0.45    $   0.37    $   0.27

Quarter end date           Dec. 31    Sept. 27     June 28     Mar. 29     Dec. 31    Sept. 28     June 29     Mar. 30

The Company reports interim financial information for 13-week periods ending on a Saturday, except for the first quarter, which always begins on January 1, and the fourth quarter, which always ends on December 31.